Registration No. 333-
--------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------
                                    FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               |X|


           Pre-Effective Amendment No. __                             |_|

           Post-Effective Amendment No. __                            |_|

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       |_|

           Amendment No. __                                           |_|


                     ---------------------------------------
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Name of Insurance Company)
              1290 Avenue of the Americas, New York, New York 10104
          (Address of Insurance Company's Principal Executive Offices)

    Insurance Company's Telephone Number, including Area Code: (212) 554-1234
                     ---------------------------------------

                            HOPE E. ROSENBAUM-WERNER
                                 Vice President
                                   and Counsel
            The Equitable Life Assurance Society of the United States
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)
                     ---------------------------------------

                  Please send copies of all communications to:
                               PETER E. PANARITES
                         Freedman, Levy, Kroll & Simonds
              1050 Connecticut Avenue, N.W., Washington, D.C. 20036
                     ---------------------------------------

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus and Statement of Additional Information contained herein also relates to Registration Statement No. 33-76028.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

                      CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

Title of securities      Amount being           Proposed maximum       Proposed maximum        Amount of
being registered         registered             offering price per     aggregate offering      registration fee(2)
                                                unit*                  price*
Units of Interest        $20,000,000               (1)                 $20,000,000              6,060.61
under Group Annuity
Contract

*Estimated solely for purpose of determining the registration fee.

(1) The Contracts do not provide for a predetermined amount or number of units.

(2) Of the $14,000,000 of units of interest under group annuity contracts registered under Registration Statement No. 33-76028, $2,710,347, for which a filing fee of $4,827.59 was previously paid, are being carried forward.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

       FORM N-3 ITEM                    PROSPECTUS CAPTION
       -------------                    ------------------

                              CROSS REFERENCE SHEET
                  SHOWING LOCATION OF INFORMATION IN PROSPECTUS
                  ---------------------------------------------


       FORM N-3 ITEM                    PROSPECTUS CAPTION
       -------------                    ------------------

 1.    Cover Page                       Cover Page

 2.    Definitions                      Part I - RIA Summary

 3.    Synopsis                         Part I - RIA Summary

 4.    Condensed Financial              Part I - RIA Summary;
       Information                      Condensed Financial Information

 5.    General Description              Part I - RIA Summary;
       of Registrant and                Part III - Equitable Life and
       Insurance Company                Its Funds

 6.    Management                       Part II - Charges and Fees - Investment
                                        Management and Financial Accounting Fee
                                        Applicable to the Funds; Part III -
                                        Equitable Life and Its Funds -
                                        Investment Management

 7.    Deductions and Expenses          Part II - Charges and Fees

 8.    General Description of           Part V - Provisions of RIA and
       Variable Annuity Contracts       Retirement Benefits; Part VIII -
                                        Participant Recordkeeping Services
                                        (Optional)

 9.    Annuity Period                   Part V - Provisions of RIA and
                                        Retirement Benefits - Annuity Benefits

10.    Death Benefit                    Not Applicable

11.    Purchases and                    Part III - Equitable Life
       Contract Value                   and Its Funds - Investment Objectives
                                        and Policies; Purchase and Redemption of Units; How We Determine the Unit Value

12.    Redemption                       Part II - Charges and Fees - Contingent
                                        Withdrawal Charge; Part III - Equitable
                                        Life and Its Funds - Purchase and
                                        Redemption of Units; How We Determine
                                        the Unit Value

13.    Taxes                            Part VII - Tax and ERISA Considerations

14.    Legal Proceedings                Part VI - Miscellaneous Matters - Legal
                                        Proceedings

15.    Table of Contents of             SAI Table of Contents
       the Statement of
       Additional Information

                          CROSS REFERENCE SHEET SHOWING
                           LOCATION OF INFORMATION IN
                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

                                        STATEMENT OF ADDITIONAL
     FORM N-3 ITEM                      INFORMATION CAPTION
     -------------                      -------------------

16.  Cover Page                         Cover Page

17.  Table of Contents                  Table of Contents

18.  General Information                Part I - Fund Information
     and History

19.  Investment Objectives              Part I - Fund
     and Policies                       Information - Restrictions and
                                        Requirements of the Bond, Balanced,
                                        Common Stock and Aggressive Stock Funds;
                                        Certain Investments of the Bond Fund

20.  Management                         Part II - Management for The Bond,
                                        Balanced, Common Stock and Aggressive
                                        Stock Funds and Equitable Life

21.  Investment Advisory                Part I - Fund Information -
     and Other Services                 Brokerage Fees and Charges for
                                        Securities Transactions; Part II -
                                        Management for The Bond, Balanced,
                                        Common Stock and Aggressive Stock Fund
                                        and Equitable Life

22.  Brokerage Allocation               Part I - Fund Information - Brokerage
                                        Fees and Charges for Securities
                                        Transactions

23.  Purchase and Pricing               Part I - Fund Information -
     of Securities Being Offered        Summary of Unit Values; How We
                                        Determine the Unit Value

24.  Underwriters                       Part II - Management for The Bond,
                                        Balanced, Common Stock and Aggressive
                                        Stock Funds and Equitable Life

25.  Calculation of Yield               Not Applicable
     Quotations of Money
     Market Sub-Accounts

26.  Annuity Payments                   Not Applicable

27.  Financial Statements               Part III - Financial Statements

                    ------------------------------------------------------------
                    PROSPECTUS



                    [RIA LOGO]



                    ------------------------------------------------------------
                    MARCH 10, 1997



                    [EQUITABLE - MEMBER OF THE GLOBAL AXA GROUP LOGO]

--------------------------------------------------------------------------------
                    SEPARATE ACCOUNT UNITS OF INTEREST UNDER
                             GROUP ANNUITY CONTRACTS

O MONEY MARKET FUND           O GROWTH & INCOME FUND      BLENDED FUNDS:
O INTERMEDIATE GOVERNMENT     O EQUITY INDEX FUND           O CONSERVATIVE INVESTORS FUND
  SECURITIES FUND             O COMMON STOCK FUND           O BALANCED FUND
O BOND FUND                   O GLOBAL FUND                 O GROWTH INVESTORS FUND
O QUALITY BOND FUND           O INTERNATIONAL FUND
O HIGH YIELD FUND             O AGGRESSIVE STOCK FUND

                                       OF
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

                                   [RIA LOGO]

--------------------------------------------------------------------------------
Retirement Investment Account (RIA) is an investment vehicle for the assets of employee retirement plans (EMPLOYER PLANS) that meet the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (CODE), and whose funds are maintained by trusts described in Section 501(a) of the Code. In addition, some of these employer plans meet the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). RIA is offered under a group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.

Under RIA, employers may choose from fifteen investment options (INVESTMENT OPTIONS) available under the Contracts. These Investment Options include (i) the GUARANTEED INTEREST ACCOUNT, which is part of Equitable Life's general account and pays interest at a periodically redetermined guaranteed fixed rate; (ii) the investment funds of our Separate Account No. 51 -- Money Market Fund, Intermediate Government Securities Fund, Quality Bond Fund, High Yield Fund, Growth & Income Fund, Equity Index Fund, Global Fund, International Fund, Conservative Investors Fund and Growth Investors Fund (THE INVESTMENT FUNDS OF SEPARATE ACCOUNT NO. 51), and (iii) the Bond Fund (our Separate Account No. 13 -- Pooled), the Balanced Fund (our Separate Account No. 10 -- Pooled), the Common Stock Fund (our Separate Account No. 4 -- Pooled), the Aggressive Stock Fund (our Separate Account No. 3 -- Pooled) (collectively with the investment funds of Separate Account No. 51, the FUNDS.)

We invest each Investment Fund of Separate Account No. 51, in shares of a corresponding Portfolio (PORTFOLIO) of the Hudson River Trust (TRUST), a mutual fund whose shares are purchased by the separate accounts of insurance companies. The prospectus for the Trust, which is attached to this prospectus, describes the investment objectives, policies and risks of the Portfolios.

Employer plan assets invested in a Fund will fluctuate in value with the investment performance of that Fund. The Bond Fund is available only to employer plans that signed an agreement to invest monies in the Bond Fund prior to June 1, 1994.

This prospectus provides important information you should be aware of before investing. Additional information is included in the Statement of Additional Information (SAI) dated March 10, 1997 which has been filed with the Securities and Exchange Commission. Parts of the SAI have been incorporated by reference into this prospectus. A table of contents for the SAI appears at page 42 of this prospectus. To obtain a copy of the SAI free of charge, complete the SAI request form on page 41 and mail it to us, or call or write:

 The Equitable Life Assurance Society of the United States -- RIA Service Office
                                Attn. SAI Request
                                 200 Plaza Drive
                             Secaucus, NJ 07094-3689
                                     or call
                                 (800) 967-4560
                                 (201) 583-2302
                 (Business Days, 9 A.M. to 5 P.M. Eastern time)
                                     or fax
                          (201) 583-2304, 2305, or 2306

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

MARCH 10, 1997

--------------------------------------------------------------------------------
                                 COPYRIGHT 1997
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.
                              ALL RIGHTS RESERVED.
                                                                 888-1121 (3/97)
                                                                 Cat. No. 127257

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------
PART I -- RIA SUMMARY                                PAGE 3
Equitable Life                                         3
RIA Terms                                              3
Participation and Funding Requirements                 4
Miscellaneous                                          4
Investment Options                                     4
Charges and Fees                                       4
Cash Available to a Participant Under RIA Before
    Retirement                                         5
Benefit Payments                                       5
Fee Tables                                             5
Condensed Financial Information                        7
Investment Policies and Objectives                    13
Contributions, Transfers and Withdrawals              14
Loans                                                 14
Communications with Us                                14

PART II -- CHARGES AND FEES                          PAGE 15
Charges Which Are Reflected in Reductions in the
    Unit Value                                        15
Charges Which Reduce the Number of Units in RIA       16

PART III -- EQUITABLE LIFE AND ITS FUNDS             PAGE 17
Equitable Life                                        17
About Our Funds                                       17
The Trust                                             17
Purchase and Redemption of Units                      17
How We Determine the Unit Value                       18
Investment Objectives and Policies                    18
Bond Fund                                             18
Balanced Fund                                         19
Common Stock Fund                                     20
Aggressive Stock Fund                                 21
Investment Management                                 21
Rates of Return                                       22
Inception Dates and Comparative
    Benchmarks                                        22
Annualized Rates of Return                            23
Cumulative Rates of Return                            24

PART IV -- THE GUARANTEED INTEREST ACCOUNT           PAGE 26
General                                               26
The Guarantees                                        26
Current and Minimum Interest Rates                    26
Classes of Employer Plans                             26
Charges and Fees                                      26
Deferred Payout Provision                             27

PART V -- PROVISIONS OF RIA AND RETIREMENT           PAGE 29
          BENEFITS
Contributions; Frequency and Amount                   29
Rollover or Transfer from a Plan                      29
Selecting Investment Options                          29
Allocation Choices                                    29
Transfer Provisions                                   29
Special Rules Applicable to Plans That
    May Invest in the Bond Fund                       30
Loan Provision                                        30
Benefit Payments General                              31
Cash Distributions                                    31
Annuity Benefits                                      31
Amount of Fixed Annuity Payments                      32
Payment of Annuity                                    32
Assignment and Alienation                             32
Creditors' Claims                                     32
When We Pay Proceeds                                  32
Periodic Reports                                      32
If a Plan Fails to Qualify                            32
Modification or Contract Discontinuance/
    Termination                                       32

PART VI -- MISCELLANEOUS MATTERS                     PAGE 33
How We Are Regulated                                  33
Commissions and Service Fees                          33
Copies of the Master Retirement Trust Agreement       33
Fiduciaries                                           33
Acceptance                                            33
Voting Rights                                         33
Our Rights                                            34
Legal Proceedings                                     34
Experts                                               34
Where to Get Additional Information                   34
Changes in Funding Vehicle                            34

PART VII -- TAX AND ERISA CONSIDERATIONS             PAGE 35
Tax Aspects of Contributions to a Plan                35
Tax Aspects of Distributions from a Plan              36
Certain Rules Applicable to Plan Loans                38
Impact of Taxes to Equitable Life                     38
Certain Rules Applicable to Plans Designed to
    Comply With Section 404(c) of ERISA               38

PART VIII -- PARTICIPANT RECORDKEEPING SERVICES      PAGE 40
             (OPTIONAL)

SAI TABLE OF CONTENTS                                PAGE 41
Index
Financial Statements

SAI REQUEST FORM                                     PAGE 41


                  INFORMATION REGARDING SEPARATE ACCOUNT NO. 51

RIA, as funded through Separate Account No. 51, currently is being offered by means of Equitable Life's Prospectus dated May 1, 1995, as supplemented on May 1, 1996, and SAI dated May 1, 1996. For that reason, the information contained in this Prospectus dated March 10, 1997, with respect to Separate Account No. 51, is set forth as of December 31, 1995, consistent with the information contained in the Prospectus dated May 1, 1995, as supplemented on May 1, 1996. Financial statements of Separate Account No. 51 as of December 31, 1995, are contained in the SAI dated May 1, 1996.

--------------------------------------------------------------------------------

                              PART I -- RIA SUMMARY

--------------------------------------------------------------------------------

EQUITABLE LIFE

We are The Equitable Life Assurance Society of the United States. "We," "us" or "Equitable Life" refers to us. We are a New York stock life insurance company that has been in business since 1859.

RIA TERMS

RIA is an investment program designed for employer plans that qualify for tax-favored treatment under Section 401(a) of the Code. Eligible employer plans include defined benefit plans, defined contribution plans or profit-sharing plans, including 401(k) plans. RIA is composed of two group annuity contracts (CONTRACTS), a MASTER RETIREMENT TRUST agreement, a participation or installation agreement, an optional participant recordkeeping services (PRS) agreement and fifteen investment options. The trustee of the Master Retirement Trust has entered into the two Contracts with us to implement RIA. Currently The Chase Manhattan Bank, N.A., acts as trustee under the Master Retirement Trust. The sole responsibility of Chase Manhattan Bank, N.A. is to serve as a party to the Contracts. It has no responsibility for the administration of RIA.

The INVESTMENT FUNDS OF SEPARATE ACCOUNT NO. 51 are the Money Market Fund, Intermediate Government Securities Fund, Quality Bond Fund, High Yield Fund, Growth & Income Fund, Equity Index Fund, Global Fund, International Fund,
Conservative Investors Fund and Growth Investors Fund. Each invests in corresponding Portfolios of the Trust. The other funds are held in pooled separate accounts as follows:

The BOND FUND is our Separate Account No. 13 -- Pooled.

The BALANCED FUND is our Separate Account No. 10 -- Pooled.

The COMMON STOCK FUND is our Separate Account No. 4 -- Pooled.

The AGGRESSIVE STOCK FUND is our Separate Account No. 3 -- Pooled.

A PARTICIPANT-DIRECTED EMPLOYER PLAN is an employer plan that by its terms permits investment directions by participants for contribution allocations or transfers of account accumulations among investment options. The provisions of one of the Contracts govern this plan.

A TRUSTEE-DIRECTED EMPLOYER PLAN permits these same directions to be made only by the employer, a trustee or any named fiduciary or an authorized delegate of the plan. The provisions of the other Contract govern this plan. At our sole discretion, a trustee-directed plan may change its participation basis to a participant-directed plan.

An EMPLOYER is an employer, a plan trustee or other named fiduciary, or an authorized delegate, of the plan. The employer is specified in the RIA adoption documents.

The PLAN TRUSTEE is generally responsible for instructing us as to the investment of plan contributions (including allocations and transfers) and withdrawals, and receives amounts withdrawn from RIA.

A BUSINESS DAY is any day on which Equitable Life is open and the New York Stock Exchange is open for trading. We are closed on national business holidays, Martin Luther King, Jr. Day and the Friday after Thanksgiving. We may also choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. Our Business Day ends at 4:00 p.m. Eastern time.

A TRANSACTION DATE is the Business Day we receive a contribution at the RIA contribution processing office with properly completed and signed allocation instructions, or a properly completed and signed written or facsimile request for a financial transaction at the RIA Service Office. (For the addresses, see the inside back cover of this prospectus.)

An EXCLUSIVE FUNDING EMPLOYER PLAN is one which uses RIA as the exclusive funding vehicle for the assets of an employer plan. The annual amount of contributions must be at least $10,000.

Subject to our sole discretion, A PARTIAL FUNDING EMPLOYER PLAN is one which uses RIA as a partial investment funding vehicle for an employer plan. The aggregate amount of contributions in the initial participation year must be at least $50,000 and the annual aggregate amount of contributions thereafter must be at least $25,000.

An exclusive funding employer plan may not change its participation basis to that of a partial funding employer plan, or vice versa, unless the underwriting and other requirements referred to above are satisfied and approved by us.

We reserve

o   the right to change these amounts in the future for new sales only; and

o   the right to impose higher annual minimums for certain plans.

We will give you advance notice of any such changes.

THE EMPLOYER OR PLAN SPONSOR, AS THE CASE MAY BE, IS RESPONSIBLE FOR DETERMINING WHETHER RIA IS A SUITABLE FUNDING VEHICLE AND SHOULD CAREFULLY READ THE PROSPECTUS AND INSTALLATION DOCUMENTS BEFORE SIGNING A PARTICIPATION OR INSTALLATION AGREEMENT.

NOTE TO PARTICIPANTS: This prospectus describes RIA as it is generally available to employer plans. However, the terms and conditions of the employer's plan govern which aspects of RIA are available to participants. Therefore, the employer's plan may be different from the features of RIA described in this prospectus.

NOTE TO EMPLOYERS: Equitable Life's duties and responsibilities are limited to those described in this prospectus. Except as explicitly set forth in the PRS program, we do not provide administrative services in connection with an employer plan. SEE PART VIII -- PARTICIPANT RECORDKEEPING SERVICES (OPTIONAL). In addition, no Equitable Life Agent or firm operated by an Equitable Life Agent (AGENT) is authorized to solicit or agree to perform plan administrative services in his capacity as an Agent. If an employer or trustee engages an Agent to provide administrative support services to an employer plan, the employer or trustee engages that Agent as its representative rather than Equitable Life's. EQUITABLE LIFE IS NOT LIABLE TO ANY EMPLOYER, TRUSTEE OR EMPLOYER PLAN FOR ANY DAMAGES ARISING FROM OR IN CONNECTION WITH ANY PLAN ADMINISTRATION SERVICES PERFORMED OR AGREED TO BE PERFORMED BY AN AGENT.

PARTICIPATION AND FUNDING REQUIREMENTS

You may participate in RIA as either an exclusive funding employer plan or a partial funding employer plan, subject to our sole discretion and underwriting standards and on a case-by-case basis.

To enroll in RIA, a partnership, sole proprietor or corporation must adopt the Master Retirement Trust as part of its employer plan, and the employer must execute the participation or installation agreement and provide us with certain plan information. No contributions will be accepted until the Transaction Date on which we accept the enrollment of the employer plan.

MISCELLANEOUS

This prospectus describes units of interest (UNITS) in the Funds which are registered under the Securities Act of 1933 (REGISTERED UNITS). Pursuant to an exemption under the Securities Act of 1933, the Units maintained by corporate or governmental entities (CORPORATE PLANS) are not Registered Units. In all other respects, Registered Units are identical to unregistered Units.

INVESTMENT OPTIONS

There are fifteen investment options available for employers to fund their plans: the Guaranteed Interest Account and the Money Market Fund, Intermediate Government Securities Fund, Bond Fund, Quality Bond Fund, High Yield Fund, Growth & Income Fund, Equity Index Fund, Common Stock Fund, Global Fund, International Fund, Aggressive Stock Fund, Conservative Investors Fund, Balanced Fund, and Growth Investors Fund. All of the Funds except for the Bond Fund, Balanced Fund, Common Stock Fund and Aggressive Stock Fund, invest in shares of a corresponding Portfolio of a mutual fund called The Hudson River Trust (TRUST). The Trust prospectus (found in the second part of this booklet) describes the investment objectives and policies of the available Portfolios. The investment objectives and policies of the Bond Fund, Balanced Fund, Common Stock Fund and Aggressive Stock Fund are described in this prospectus under PART III -- EQUITABLE LIFE AND ITS FUNDS and in the SAI under PART I -- FUND INFORMATION. If the Employer or Plan Trustee does not select all fifteen Investment Options in the RIA program, your choices will be limited to the Investment Options selected. If the Plan is intended to comply with the requirements of ERISA Section 404(c), the Employer or the Plan Trustee is responsible for making sure that the Investment Options chosen constitute a broad range of investment choices as required by the Department of Labor (DOL)
Section 404(c) regulations. See "PLANS DESIGNED TO COMPLY WITH SECTION 404(C) OF ERISA" in PART VII -- TAX AND ERISA CONSIDERATIONS.

CHARGES AND FEES

INVESTMENT MANAGEMENT AND FINANCIAL ACCOUNTING FEE FOR THE BOND, BALANCED, COMMON STOCK AND AGGRESSIVE STOCK FUNDS. An investment management and financial accounting fee equal to 0.50% of the assets in the Bond, Balanced, Common Stock and Aggressive Stock Funds, is reflected in the daily Unit value for each of these Funds. The Bond, Balanced, Common Stock and Aggressive Stock Funds incur certain commissions, fees and expenses, including audit, custody and other expenses, as part of their portfolio transactions and overall operation of these Funds are reflected in the Unit values.

SEPARATE ACCOUNT ADMINISTRATIVE CHARGE FOR THE INVESTMENT FUNDS OF SEPARATE ACCOUNT NO. 51. An administrative charge at an annual rate of 0.05% of the assets is reflected in the daily Unit value for each Investment Fund.

TRUST CHARGES. Investment advisory fees and other expenses of the Trust are charged daily against the Trust's assets. These charges are reflected in the Portfolio's daily share price and in the Unit value for the Investment Funds of Separate Account No. 51.

ONGOING OPERATIONS FEE. The ongoing operations fee, which is paid monthly, is based on a declining scale which starts at a maximum annual rate of 1.25% of the combined balances of all of the Investment Options in which the employer plan assets are allocated.

PARTICIPANT RECORDKEEPING SERVICES. If the employer elects to enroll in RIA's PRS program, there is an annual charge of $25 per participant under the employer plan. The charge is applied on a pro rata basis against the combined balances of all the Investment Options in which the employer plan assets are invested and is deducted monthly. See PART VIII -- PARTICIPANT RECORDKEEPING SERVICES (OPTIONAL).

LOAN FEE. We charge an employer plan a loan fee in an amount equal to 1% of the loan principal amount on the Transaction Date a loan is made.

CONTINGENT WITHDRAWAL CHARGE. We impose a contingent withdrawal charge against withdrawals made from RIA at any time up to and including the ninth anniversary of the date on which the employer plan began its participation in RIA. The maximum contingent withdrawal charge is 6% of the employer plan assets withdrawn. Outstanding loan balances are included in the plan's assets for purposes of assessing the contingent withdrawal charge. See PART II -- CHARGES AND FEES -- CONTINGENT WITHDRAWAL CHARGE.

FIXED ANNUITY ADMINISTRATIVE CHARGE. If a fixed annuity under RIA is elected by or on behalf of a participant or by a beneficiary, an administrative charge of $175 will be deducted from the amount of the employer plan proceeds applied to purchase the annuity.

PREMIUM TAX CHARGE. At the time an amount is applied to an annuity distribution option, we currently deduct a charge based on any applicable state or local taxes imposed on the transaction. We reserve the right to deduct any such charge from each contribution or from withdrawals. The current premium tax rate that might be imposed ranges from 0% to 2.25%. The rate is 1% in Puerto Rico and 5% in the Virgin Islands.

DIRECT BILLING. Subject to a written agreement between Equitable Life and an employer, the employer has the option of being billed directly for the Ongoing Operations fee and, if applicable, the fee for PRS.

We reserve the right to change certain of the charges and fees discussed above. However, the investment advisory fees for the Portfolios of the Trust cannot be changed without a vote of that Portfolio's shareholders.

CASH AVAILABLE TO A PARTICIPANT UNDER
RIA BEFORE RETIREMENT

The amount of any cash payments that may be available to a participant before retirement will depend on the terms of the employer plan and will be affected by the charges to the employer plan and investment performance of the Funds. Certain cash withdrawals by a participant that are permitted under an employer plan prior to retirement may give rise to tax penalties or other adverse tax consequences. See PART II -- CHARGES AND FEES, PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS and PART VII -- TAX AND ERISA CONSIDERATIONS.

BENEFIT PAYMENTS

At retirement, in accordance with the employer plan, a participant can receive fixed annuity payments funded through our general account, a lump sum payment or a combination of both. RIA does not offer variable annuity payments. The amount available for retirement benefits will depend upon the amount invested in the Guaranteed Interest Account and the Funds and the investment performance of the Funds, and may be affected by charges to the employer plan. See PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS.

Disability and death benefits are provided in accordance with the employer plan; RIA does not have separate disability or death benefit provisions.

We pay benefit distribution payments withdrawn from RIA to the plan trustee of the employer plan.

FEE TABLES

The purpose of these Tables is to assist you in understanding the various costs and expenses which may affect employer plan balances participating in the Funds. See PART II -- CHARGES AND FEES and PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS for a description of fees for optional PRS, loan fees, annuity purchase charges and state or local tax charges. If an annuity benefit is elected under RIA, a $175 annuity benefit charge will be imposed and a charge for any applicable premium taxes will be deducted from the amount applied to provide an annuity benefit. The Tables reflect annualized expenses of Funds including, for Separate Account No. 51, the corresponding Trust Portfolio. Annualized expenses for the Separate Account No. 51 Funds are for the period ended December 31, 1995. Annualized expenses for the Bond, Balanced, Common Stock and Aggressive Stock Funds are for the period ended December 31, 1996.

As explained in Part IV, the Guaranteed Interest Account is not a Fund. Therefore, the only expenses shown in the Table which apply to the Guaranteed Interest Account are the "Contingent Withdrawal Charge" and the "Ongoing Operations Fee." In addition, there is a loan fee charged against the Guaranteed Interest Account which is equal to 1% of the principal amount of the loan.

Certain expenses and fees shown in these Tables may not apply to your plan. To determine whether a particular item in a Table applies (and the actual amount, if any), consult the portion of the prospectus indicated in the notes.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             COMMON      AGGRESSIVE
                                                                                BOND        BALANCED          STOCK         STOCK
                                                                                FUND          FUND            FUND          FUND
------------------------------------------------------------------------------------------------------------------------------------
PARTICIPATING PLAN
TRANSACTION EXPENSES:
    Sales Load on Purchases............................................        [----------------------None-----------------------]
    Maximum Contingent Withdrawal Charge (as a percentage of
       plan balances) (1)..............................................        [-------------------6% Maximum--------------------]
    Maximum Annual Ongoing Operations Fee (as a percentage
       of plan balances) (2)...........................................        [-----------------1.25% Maximum-------------------]
SEPARATE ACCOUNT ANNUAL EXPENSES:
    Administrative Charge..............................................        None            None           None         None
    Annual Investment Management Fee Including Financial
       Accounting Fees (as a percentage of plan balances in
       each Fund)......................................................        0.50%           0.50%          0.50%        0.50%
                                                                               ----            ----           ----         ----
       Total Separate Account Annual Expenses (3)......................        0.50%           0.50%          0.50%        0.50%
                                                                               ====            ====           ====         ====
TRUST ANNUAL EXPENSES:                                                         [----------------not applicable-------------------]
------------------------------------------------------------------------------------------------------------------------------------

(1) The contingent withdrawal charge is waived in certain circumstances. The charge reduces to 2% of the amount withdrawn in the ninth participation year and cannot be imposed after the ninth anniversary of a plan's participation in RIA. See PART II -- CHARGES AND FEES -- CONTINGENT WITHDRAWAL CHARGE.
(2) The annual ongoing operations fee is applied on a decremental scale, declining to 0.50% on the portion of plan balances over $1,000,000, except for plans that adopted RIA before February 9, 1986. See PART II -- CHARGES AND FEES.
(3) The Total Separate Account Annual Expenses are reflected in the Unit value.

                   INVESTMENT FUNDS OF SEPARATE ACCOUNT NO. 51
                   -------------------------------------------

                                                                                                                   CONSER-
                                               INTERMEDIATE                                                         VATIVE   GROWTH
                                       MONEY    GOVERNMENT    QUALITY   HIGH   GROWTH &  EQUITY           INTER-    INVES-   INVES-
                                       MARKET   SECURITIES     BOND     YIELD   INCOME   INDEX   GLOBAL  NATIONAL    TORS     TORS
---------------------------------------------------------------------------------------------------------------------------------
PARTICIPATING PLAN TRANSACTION
   EXPENSES
   Sales Load On Purchases...........  [-----------------------------------------None-------------------------------------------]
   Maximum Contingent Withdrawal
     Charge (as a percentage of
     Plan Balances) (1) .............  [-------------------------------------6% Maximum-----------------------------------------]
   Maximum Annual Ongoing
     Operations Fee (as a              [-----------------------------------1.25% Maximum----------------------------------------]
     percentage of plan balances)(2)
SEPARATE ACCOUNT ANNUAL EXPENSES
   Administrative Charge(3)(5).......  [-----------------------------------------0.05%------------------------------------------]
TRUST ANNUAL EXPENSES
   Investment Advisory Fee (b).......  0.40%     0.50%     0.55%     0.55%     0.55%    0.35%     0.53%    0.90%     0.55%   0.52%
   Other Expenses(b).................  0.04%     0.07%     0.04%     0.05%     0.05%    0.13%     0.08%    0.13%     0.04%   0.04%
                                       -----     -----     -----     -----     -----    -----     -----    -----     -----   -----
    Total Annual Expenses
       for the Trust(4)(5)...........  0.44%     0.57%     0.59%     0.60%     0.60%    0.48%     0.61%    1.03%     0.59%   0.56%
                                       =====     =====     =====     =====     =====    =====     =====    =====     =====   =====
   (b) Annualized.

Notes:

(1) The contingent withdrawal charge is waived in certain circumstances. The charge reduces to 2% of the amount withdrawn in the ninth participation year and cannot be imposed after the ninth anniversary of a plan's participation in RIA. See PART II -- CHARGES AND FEES -- CONTINGENT WITHDRAWAL CHARGE.

(2) The annual ongoing operations fee is applied on a decremental scale, declining to 0.50% on the portion of plan balances over $1,000,000, except for plans that adopted RIA before February 9, 1986. See PART II -- CHARGES AND FEES.

(3) Separate Account expenses are shown as a percentage of each Investment Fund's average value. We reserve the right to increase the separate account administrative charge upon 90 days written notice to the employer. See PART II -- CHARGES AND FEES.

(4) The Hudson River Trust expenses are annualized and shown as a percentage of each portfolio's average value. See PART II -- CHARGES AND FEES -- TRUST CHARGES TO PORTFOLIOS. Expenses shown for all portfolios are for the period ended December 31, 1995. The investment advisory fee for each Portfolio may vary from year to year depending upon the average daily net assets of the respective Portfolio of the Trust. The maximum investment advisory fees, however, cannot be changed without a vote of that Portfolio's shareholders. The other direct operating expenses will also fluctuate from year to year depending on actual expenses. The Trust expenses are shown as a percentage of each Portfolio's average value. See PART II -- CHARGES AND FEES -- TRUST CHARGES TO PORTFOLIOS.

(5) The Separate Account Annual Expenses and Trust Annual Expenses are reflected in the Unit value.


EXAMPLES --

The examples below show the expenses that a plan would pay in two hypothetical situations, assuming a single investment of $1,000 in each Fund listed and a 5% annual return on assets. For purposes of these examples, the ongoing operations fee is computed by reference to the actual aggregate annual ongoing operations fee as a percentage of total assets held under the Contracts invested in Registered Units. The expenses shown would be lower for corporate plans which generally have greater total assets. See Note (2) to the Table above. These examples assume that no loan has been taken and do not reflect PRS or annuity benefit charges or a charge for premium taxes, none of which may apply to any particular Participant.

IF THE ENTIRE EMPLOYER PLAN BALANCE IS WITHDRAWN AT THE END OF EACH PERIOD SHOWN, THE EXPENSE WOULD BE --

                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
Money Market (1)........ 75.41     96.79     118.95   156.12
Intermediate Government
   Securities (1)....... 74.52     94.06     114.25   145.66
Bond (2)................ 75.36     96.64     118.69   155.55
Quality Bond (1)........ 76.88    101.34     126.75   173.36
High Yield (1).......... 76.97    101.64     127.27   174.49
Growth & Income (1)..... 76.97    101.64     127.27   174.49
Equity Index (1)........ 75.80     98.01     121.04   160.74
Common Stock (2)........ 75.36     96.64     118.69   155.55
Global (1).............. 77.07    101.94     127.79   175.63
International (1)....... 81.18    114.57     149.36   222.44
Aggressive Stock (2).... 75.36     96.64     118.69   155.55
Blended Funds:
   Conservative          76.88    101.34     126.75   173.36
Investors (1)
   Balanced (2)......... 75.36     96.64     118.69   155.55
   Growth Investors (1). 76.58    100.43     125.20   169.93

IF THE ENTIRE EMPLOYER PLAN BALANCE IS NOT WITHDRAWN AT THE END OF EACH PERIOD SHOWN, THE EXPENSE WOULD BE --

                        1 YEAR   3 YEARS  5 YEARS    10 YEARS
Money Market (1)........ 13.20    41.07    71.03      156.12
Intermediate Government
   Securities (1)....... 14.55    45.22    78.11      171.07
Bond (2)................ 13.15    40.91    70.76      155.55
Quality Bond (1)........ 14.76    45.86    79.19      173.36
High Yield (1).......... 14.86    46.18    79.73      174.49
Growth & Income (1)..... 14.86    46.18    79.73      174.49
Equity Index (1)........ 13.61    42.35    73.21      160.74
Common Stock (2)........ 13.15    40.91    70.76      155.55
Global (1).............. 14.97    46.50    80.28      175.63
International (1)....... 19.35    59.83    102.84     222.44
Aggressive Stock (2).... 13.15    40.91    70.76      155.55
Blended Funds:
   Conservative          14.76    45.86    79.19      173.36
Investors (1)
   Balanced (2)......... 13.15    40.91    70.76      155.55
   Growth Investors (1). 14.45    44.90    77.56      169.93
--------------------------------------------------------------
(1) For the period ended December 31, 1995.
(2) For the period ended December 31, 1996.

These examples should not be considered a representation of past or future expenses for each Fund. Actual expenses may be greater or less than those shown above. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

CONDENSED FINANCIAL INFORMATION

The following tables give information about income, expenses and capital changes of the Bond, Balanced, Common Stock and Aggressive Stock Funds, and Unit values of the Investment Funds of Separate Account No. 51, attributable to a Registered Unit outstanding for the periods indicated, along with other supplementary data. Registered Units have been offered under RIA in the Bond, Balanced, Common Stock and Aggressive Stock Funds as of May 1, 1992, January 23, 1985, April 8, 1985 and July 7, 1986, respectively. Registered and Non-Registered Units for the Investment Funds of Separate Account No. 51 were first offered under RIA on June 1, 1994. Non-registered Units have been offered under RIA in the Bond Fund since 1991, the Balanced and Common Stock Funds since 1983 and the Aggressive Stock Fund since 1986.

Condensed Financial Information for the Portfolios is contained in the Hudson River Trust prospectus attached to this prospectus.

High portfolio turnover rates may result in additional transaction and brokerage expenses which are reflected in the Unit values.

The selected per unit data and ratios for the years ended December 31, 1996, 1995 and 1994 have been audited by Price Waterhouse LLP, independent accountants, as stated in their report on the FINANCIAL STATEMENTS contained in
Part III of the SAI. The financial statements of the separate accounts as well as the Consolidated Financial Statements of Equitable Life are contained in the SAI. These tables should be read in conjunction with the Financial Statements.

                        SEPARATE ACCOUNT NO. 13 -- POOLED (BOND FUND) OF THE EQUITABLE LIFE ASSURANCE SOCIETY
                                                        OF THE UNITED STATES

   INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE PERIOD INDICATED AND OTHER SUPPLEMENTARY DATA
                                                              (NOTE F)

------------------------------------------------------------------------------------------------------------------------------------

                                                   YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------             MAY 1, 1992-
                                        1996         1995          1994         1993               DECEMBER 31, 1992
                                     ------------ ------------  ------------ ------------        -----------------------
Income.............................     $ 3.09       $ 3.07      $ 2.32        $ 2.18                  $ 0.59
Expenses (Note B)..................      (0.25)       (0.23)      (0.12)           --                      --
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income .............       2.84         2.84        2.20          2.18                    0.59
Net realized and unrealized gain
  (loss) on investments (Note C)...      (1.49)        3.72       (2.99)         1.65                    2.37
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in Bond Fund
  Unit Value.......................       1.35         6.56       (0.79)         3.83                    2.96
Bond Fund Unit
  Value (Note A):
    Beginning of Period............      48.91        42.35       43.14         39.31                   36.35
------------------------------------------------------------------------------------------------------------------------------------
    End of Period..................     $50.26       $48.91      $42.35        $43.14                  $39.31
===================================================================================================================================
Ratio of expenses to average net
  assets attributable to Units
    (Note B).......................       0.50%        0.50%       0.36%          N/A                     N/A
Ratio of net investment income to
  average net assets
    attributable to Units..........       5.81%        6.17%       5.12%         5.17%                   6.00% (Note D)
Number of registered Bond Fund Units
  outstanding at end of period ....      2,698        2,392       1,632           545                     288
Portfolio turnover rate (Note E)...        137%         288%        264%          254%                    151%
===================================================================================================================================

See Notes following tables.

                      SEPARATE ACCOUNT NO. 10 -- POOLED (BALANCED FUND) OF THE EQUITABLE LIFE ASSURANCE SOCIETY
                                                        OF THE UNITED STATES

   INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE PERIODS INDICATED AND OTHER SUPPLEMENTARY DATA
                                                              (NOTE F)

------------------------------------------------------------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------------------

                                          1996    1995    1994     1993     1992      1991     1990    1989      1988      1987
------------------------------------------------------------------------------------------------------------------------------------
Income..............................    $  3.60  $ 3.18  $  2.63  $  2.67   $  2.69  $  2.63  $  3.08  $  3.04    $ 2.30  $  1.63
Expenses (Note B) ..................      (0.50)  (0.43)   (0.23)      --        --       --       --       --       --        --
------------------------------------------------------------------------------------------------------------------------------------
Net investment income...............       3.10    2.75     2.40     2.67      2.69     2.63     3.08     3.04      2.30     1.63
Net realized and unrealized gain
  (loss) on investments(Note C).....       7.66   13.34    (9.48)    7.28     (4.51)   20.34    (3.17)    8.66      3.44    (3.54)
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in Balanced
  Fund Unit Value...................      10.76   16.09    (7.08)    9.95     (1.82)   22.97    (0.09)   11.70      5.74    (1.91)
Balanced Fund Unit Value (Note A):
  Beginning of Period...............      94.86   78.77    85.85    75.90     77.72    54.75    54.84    43.14     37.40    39.31
------------------------------------------------------------------------------------------------------------------------------------
  End of Period.....................    $105.62  $94.86   $78.77   $85.85    $75.90   $77.72   $54.75   $54.84    $43.14   $37.40
====================================================================================================================================
Ratio of expenses to average net
  assets attributable to Units
    (Note B)........................       0.50%   0.50%    0.30%     N/A       N/A      N/A      N/A      N/A       N/A      N/A
Ratio of net investment income to
  average net assets attributable
    to Units........................       3.13%   3.19%    2.94%    3.31%     3.68%    4.15%    5.78%    6.12%     5.70%    3.79%
Number of registered Balanced Fund
  Units outstanding at end
    of period.......................     52,080  73,979   86,914   87,242    81,860   80,964   86,377   86,942    67,815   54,112
Portfolio turnover rate (Note E) ...        177%    170%     107%     102%       90%     114%     199%     175%      172%     238%
====================================================================================================================================

See Notes following tables.

                    SEPARATE ACCOUNT NO. 4 -- POOLED (COMMON STOCK FUND) OF THE EQUITABLE LIFE ASSURANCE SOCIETY
                                                        OF THE UNITED STATES

INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE PERIODS INDICATED AND OTHER SUPPLEMENTARY DATA
                                                              (NOTE F)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------------
                                   1996       1995      1994      1993     1992     1991       1990     1989      1988     1987
------------------------------------------------------------------------------------------------------------------------------------
Income...........................  $  2.99   $ 3.98   $  3.83   $  3.69   $  3.13   $  2.74   $  3.82   $  3.42   $ 2.52   $  2.37
Expenses (Note B) ...............    (2.51)   (2.03)    (1.00)       --        --        --        --        --       --        --
------------------------------------------------------------------------------------------------------------------------------------
Net investment income............     0.48     1.95      2.83      3.69      3.13      2.74      3.82      3.42      2.52     2.37
Net realized and unrealized gain
  (loss) on investments
    (Note C).....................    80.65   108.54     (8.98)    56.16      1.86     96.86    (26.92)    62.70     19.19     4.86
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
  Common Stock Fund Unit Value...    81.13   110.49     (6.15)    59.85      4.99     99.60    (23.10)    66.12     21.71     7.23
Common Stock
  Fund Unit Value (Note A):
    Beginning of Period..........   457.41   346.92    353.07    293.22    288.23    188.63    211.73    145.61    123.90   116.67
------------------------------------------------------------------------------------------------------------------------------------
    End of Period................  $538.54  $457.41   $346.92   $353.07   $293.22   $288.23   $188.63   $211.73   $145.61  $123.90
====================================================================================================================================
Ratio of expenses to average
  net assets attributable to Units
    (Note B).....................     0.50%    0.50%     0.30%      N/A       N/A       N/A       N/A       N/A       N/A      N/A
Ratio of net investment income to
  average net assets attributable
    to Units.....................     0.10%    0.49%     0.81%     1.17%     1.13%     1.14%     2.02%     1.85%     1.84%    1.69%
Number of registered Common Stock
  Fund Units outstanding at end
    of period....................   24,332   25,937    27,438    24,924    23,331    20,799    18,286    14,129     8,461    5,466
Portfolio turnover rate
 (Note E) .......................    105%     108%       91%       82%       68%       66%       93%      113%      101%     121%
====================================================================================================================================

See Notes following tables.

                  SEPARATE ACCOUNT NO. 3 -- POOLED (AGGRESSIVE STOCK FUND) OF THE EQUITABLE LIFE ASSURANCE SOCIETY
                                                        OF THE UNITED STATES

   INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE PERIODS INDICATED AND OTHER SUPPLEMENTARY DATA
                                                              (NOTE F)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------------
                                   1996       1995      1994      1993     1992     1991       1990     1989      1988     1987
------------------------------------------------------------------------------------------------------------------------------------
Income...........................  $ 1.33    $  0.98    $  0.71   $  1.01   $  1.21  $  1.06  $ 1.03   $ 1.06    $ 0.60    $ 0.62
Expenses (Note B) ...............   (0.98)     (0.75)     (0.37)       --        --       --      --       --        --        --
------------------------------------------------------------------------------------------------------------------------------------
Net investment income............    0.35       0.23       0.34      1.01      1.21     1.06    1.03     1.06      0.60      0.62
Net realized and unrealized gain
  (loss) on investments
    (Note C).....................   38.04      40.49      (5.81)    17.43     (4.23)   55.15    4.45    17.77      0.35     (1.36)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
  Aggressive Stock
    Fund Unit Value..............   38.39      40.72      (5.47)    18.44     (3.02)   56.21    5.48    18.83      0.95     (0.74)
Aggressive Stock
  Fund Unit Value (Note A):
    Beginning of Period..........  170.67     129.95     135.42    116.98    120.00    63.79   58.31    39.48     38.53     39.27
------------------------------------------------------------------------------------------------------------------------------------
    End of Period................ $209.06    $170.67    $129.95   $135.42   $116.98  $120.00  $63.79   $58.31    $39.48    $38.53
====================================================================================================================================
Ratio of expenses to average
  net assets attributable to Units
    (Note B).....................    0.50%      0.50%      0.30%      N/A       N/A      N/A     N/A      N/A       N/A       N/A
Ratio of net investment income to
  average net assets attributable
  to Units.......................    0.18%      0.15%      0.25%     0.82%     1.09%    1.11%   1.72%    2.09%     1.47%     1.35%
Number of registered
  Aggressive Stock Fund Units
  outstanding at end
  of period......................  26,777     26,043     26,964    23,440    21,917   14,830   8,882    5,519     3,823     2,630
Portfolio turnover rate
 (Note E) .......................     118%       137%        94%       83%       71%      63%     48%      92%      103%      227%
====================================================================================================================================

See Notes following tables.

      Notes:

      A. The values for a Registered Bond Fund, Balanced Fund, Common Stock Fund and Aggressive Stock Fund Unit on May 1, 1992, January 23, 1985, April 8, 1985 and July 7, 1986, the first date on which payments were allocated to purchase Registered Units in each Fund, were $36.35, $28.07, $84.15 and $44.82, respectively.

      B. Certain expenses under RIA are borne directly by employer plans participating in RIA. Accordingly, those charges and fees discussed under PART II -- CHARGES AND FEES are not included above and did not affect the Fund Unit values. Those charges and fees are recovered through an appropriate reduction in the number of Units credited to each employer plan participating in the Fund unless the charges and fees are billed directly to the employer. The dollar amount recovered is included in the expenses in the Statements of Operations and Changes in Net Assets for each Fund, which appear in
            PART III -- FINANCIAL STATEMENTS of the SAI.

            As of June 1, 1994, the Annual Investment Management and Financial Accounting Fee is deducted from the assets of the Bond, Balanced, Common Stock and Aggressive Stock Funds and is reflected in the computation of their unit values. If all charges and fees had been made directly against employer plan assets in the Funds and had been reflected in the computation of Fund Unit Value, RIA Registered Unit expenses would have amounted to $0.70, $1.52, $7.81 and $3.09 for the year ended December 31, 1996 on a per Unit basis for the Bond, Balanced, Common Stock and Aggressive Stock Funds, respectively. For the same reporting periods, the ratio of expenses to average net assets attributable to Registered Units would have been (on an annualized basis) 1.43%, 1.54%, 1.57% and 1.59%, for the Bond, Balanced, Common Stock and Aggressive Stock Funds, respectively.

      C. See Note 2 to Financial Statements of Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 51 which appear in
            Part III of the SAI.

      D.    Annualized basis.

      E. The portfolio turnover rate excludes all short-term U.S. Government securities and all other securities whose maturities at the time of acquisition were one year or less. The rate stated is the annual turnover rate for the entire Separate Account Nos. 13 -- Pooled, 10 -- Pooled, 4 -- Pooled and 3 -- Pooled.

      F. Income, expenses, gains and losses shown above pertain only to employer plans' accumulations attributable to RIA Registered Units. Other plans and trusts also participate in Separate Account Nos. 13 -- Pooled, 10 -- Pooled, 4 -- Pooled and 3 -- Pooled and may have operating results and other supplementary data different from those shown above.

                                       SEPARATE ACCOUNT NO. 51 (POOLED) UNIT VALUES


                                    INTERMEDIATE
                            MONEY    GOVERNMENT  QUALITY   HIGH    GROWTH   EQUITY                        CONSERVATIVE   GROWTH
                            MARKET   SECURITIES   BOND    YIELD   & INCOME  INDEX   GLOBAL  INTERNATIONAL  INVESTORS    INVESTORS
                             FUND       FUND      FUND     FUND     FUND     FUND    FUND       FUND          FUND        FUND
                             ----       ----      ----     ----     ----     ----    ----       ----          ----        ----
Unit Value as of:
   December 31, 1994......  $102.65    $ 98.94   $ 99.83  $ 98.99 $ 99.81  $101.71  $ 99.84     $    --     $ 99.83       $ 99.52
   December 31, 1995......  $108.49    $112.07   $116.76  $118.64 $123.78  $138.75  $118.56     $104.60     $120.14       $125.70
Number of Registered Units
   Outstanding at
   December 31, 1995......    1,374        248        52       40   1,323      641    6,314          --         236         4,502

INVESTMENT POLICIES AND OBJECTIVES

The investment objectives and policies of the Bond, Balanced, Common Stock and Aggressive Stock Funds are summarized below. Similarly, the investment objectives and policies of the corresponding Portfolios of the Trust are summarized for each of the Investment Funds of Separate Account No. 51. Investment policies and objectives are explained in more detail in this prospectus under PART III -- EQUITABLE AND ITS FUNDS and in the SAI under PART I -- FUND INFORMATION, and, with respect to the Portfolios, in the Trust's prospectus and SAI. Investment objective and policies can be expected to affect the rate of return for the Fund and the market and financial risks to which the Fund is subject. There is no assurance that the objectives described below will be met.

The MONEY MARKET FUND invests in the Trust's Money Market Portfolio which invests primarily in high quality short-term money market instruments. Its objective is to achieve high level of current income while preserving assets and maintaining liquidity.

The INTERMEDIATE GOVERNMENT SECURITIES FUND invests in the Trust's Intermediate Government Securities Portfolio which invests primarily in debt securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities. Each investment will have a final maturity of not more than 10 years or a duration not exceeding that of a 10-year Treasury note. Its objective is to achieve high current income consistent with relative stability of principal.

The BOND FUND invests primarily in publicly traded fixed income securities, such as bonds, debentures and notes. Its objective is to achieve maximum total return, consistent with investment quality, with less volatility than a long-term bond account. The weighted average duration of the total portfolio will be between one and five years.

The QUALITY BOND FUND invests in the Trust's Quality Bond Portfolio which invests primarily in investment grade fixed-income securities. Its objective is to achieve current income consistent with preservation of capital.

The HIGH YIELD FUND invests in the Trust's High Yield Portfolio which invests primarily in a diversified mix of high yield, fixed-income securities involving greater volatility of price and risk of principal and income than high quality fixed-income securities. Its objective is to achieve high return through a combination of current income and capital appreciation. The medium and lower quality debt securities in which the Portfolio may invest are known as "junk bonds." See "Investment Policies of the High Yield Portfolio -- Risk Factors" under "Investment Objectives and Policies" in the Trust prospectus.

The GROWTH & INCOME FUND invests in the Trust's Growth & Income Portfolio which invests primarily in income producing common stocks and securities convertible into common stocks. Its objective is to achieve high total return through a combination of current income and capital appreciation.

The EQUITY INDEX FUND invests in the Trust's Equity Index Portfolio which invests in securities in the Standard & Poor's 500 Index (the INDEX) which the adviser believes will, in the aggregate, approximate the performance results of the Index. Its objective is to achieve a total return performance (before Trust expenses) that approximates the investment performance of the Index, including reinvestment of dividends, at a risk level consistent with that of the Index.

The COMMON STOCK FUND invests primarily in common stocks and other equity-type securities, generally issued by intermediate- and large-sized companies. Its objective is to achieve long-term capital growth.

The GLOBAL FUND invests in the Trust's Global Portfolio which invests primarily in equity securities of non-United States as well as United States companies. Its objective is to achieve long-term growth of capital.

The INTERNATIONAL FUND invests in the Trust's International Portfolio which invests primarily in equity securities selected principally to permit participation in non-United States companies with prospects for growth. Its objective is to achieve long-term growth of capital.

The AGGRESSIVE STOCK FUND invests primarily in securities of medium- and smaller-sized companies (with capitalization's generally between $50 million to $1.5 billion) perceived to have greater growth potential than larger companies. Its objective is to achieve long-term capital growth, consistent with investment quality.

Blended Funds:*

The CONSERVATIVE INVESTORS FUND invests in the Trust's Conservative Investors Portfolio which invests in a diversified mix of publicly traded, fixed-income and equity securities; asset mix and security selection are primarily based upon factors expected to reduce risk. The Portfolio is generally expected to hold approximately 70% of its assets in fixed-income securities and 30% in equity securities. Its objective is high total return consistent with the adviser's opinion, without undue risk to principal.

The BALANCED FUND invests primarily in common stocks, other equity-type instruments, longer-term fixed-income securities, publicly traded debt securities and short-term money market instruments. Its objective is to achieve both appreciation of capital and current income.

----------
 *For convenience, we have included the Balanced Fund as a Blended Fund, because it invests in both equity and debt securities. The Balanced Fund is not part of the Trust and is not managed by Alliance in the same manner as the Trust's Conservative Investors and Growth Investors Portfolios.

The GROWTH INVESTORS FUND invests in the Trust's Growth Investors Portfolio which invests in a diversified mix of publicly traded, fixed-income and equity securities; asset mix and security selection are primarily based upon factors expected to increase possibility of high long-term return. The Portfolio is generally expected to hold approximately 70% of its assets in equity securities and 30% in fixed-income securities. Its objective is high total return consistent with the adviser's determination of reasonable risk.

CONTRIBUTIONS, TRANSFERS AND WITHDRAWALS

All contributions under an employer plan should be sent to the "CONTRIBUTIONS ONLY" address listed at the end of this prospectus. We will process transactions in accordance with instructions received from the employer/plan sponsor. We will allocate contributions among and process withdrawals from one or more investment options by dollar amount. We will transfer accumulated invested amounts among the investment options in any whole number percentage or by dollar amount. All transactions are effective as of the Transaction Date.

Changes in the allocation percentages of contributions made subsequent to the initial allocation among the Investment Options and transfers of accumulated invested amounts among the Investment Options may be made subject to our consent, but when permitted, are made without charge and are not subject to tax liability. See PART IV -- THE GUARANTEED INTEREST ACCOUNT and PART V --
PROVISIONS OF RIA AND RETIREMENT BENEFITS -- ALLOCATION CHOICES and PART V -- TRANSFER PROVISIONS.

Withdrawals from any Fund for purposes of transfers among Investment Options, loan transactions (see below) or to provide benefits under RIA are made by the redemption of Units. In all cases, the value of a Unit changes in accordance with the investment experience of the Fund. Fund investment performance does not affect the number of Units owned in a Fund at any one time.

LOANS

Plan loans are available in our RIA program to the plan trustees of the employer plan. We pay the loan amount to the plan trustees of the employer plan. It is the responsibility of the plan administrator, the plan trustees and/or the employer, and not Equitable Life, to properly administer any loan made to the plan participants in accordance with the provisions of the plan and to the extent allowed by the Code and ERISA. See PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS.

COMMUNICATIONS WITH US

Our Agents are available for information and assistance and can answer questions about RIA. INFORMATION AND DAILY FUND UNIT VALUES MAY BE OBTAINED BY CALLING THE RIA SERVICE OFFICE, TOLL-FREE, AT 1-800-967-4560. WRITTEN COMMUNICATIONS, INCLUDING REQUESTS FOR CONTRIBUTION ALLOCATION CHANGES, LOANS, TRANSFERS OR WITHDRAWALS, MUST BE SENT DIRECTLY TO US AT THE RIA SERVICE OFFICE LISTED ON THE INSIDE BACK COVER OF THIS PROSPECTUS.

Transaction requests must be made by the authorized person for the employer plan as shown on our records (referred to herein as the employer, as explained above), in a written or facsimile form acceptable to us and signed by the employer. All requests will be effective on the Transaction Date. In certain cases, transfers may not be effected until approved by us. See PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS -- ALLOCATION CHOICES and TRANSFER PROVISIONS.

We will honor your properly completed transaction requests received via facsimile only if we receive a properly completed transaction request form. The request form must be signed by an individual who the plan trustees have previously authorized in writing. We are not responsible for determining the accuracy of a transmission and are not liable for any consequences, including, but not limited to, investment losses and lost investment gains, resulting from a faulty or incomplete transmission. If your request form is not properly completed we will contact you within 24 hours of our receipt of your facsimile.

We will use our best efforts to acknowledge receipt of a facsimile transmission, but our failure to acknowledge or a failure in your receipt of such acknowledgment will not invalidate your transaction request. If you do not receive acknowledgment of your facsimile within 24 hours, contact the RIA Service Office on the toll-free 800 number.

--------------------------------------------------------------------------------

                           PART II -- CHARGES AND FEES

--------------------------------------------------------------------------------

There are two general types of expenses you may incur under RIA. The first includes expenses which are reflected as reductions in the Unit values of the Funds. These charges apply to all amounts invested in RIA, including amounts being distributed under installment payout options.

The second type of charge is typically stated in terms of a defined percentage or dollar amount and is deducted by reducing the number of Units in the appropriate Funds and the number of dollars in the GIA.

No deductions are made from contributions for sales expenses. We reserve the right (1) to change from time to time the charges and fees described in this prospectus upon prior notice to the employer and (2) to establish separate fee schedules for requested non-routine administrative services and for newly scheduled services not presently contemplated under the Contracts.

Under PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS, we discuss a $175 annuity benefit charge and the possible application of a charge for state tax which may arise if an annuity benefit is elected under RIA. We also discuss the operation of the Ongoing Operations Fee and the Contingent Withdrawal Charge in the event a loan is outstanding.

The Ongoing Operations Fee and the Participant Recordkeeping Services Charge, each described on page 16 under CHARGES WHICH REDUCE THE NUMBER OF UNITS IN RIA, can be paid either under a direct billing arrangement we have with the employer or by redeeming the number of Units in each Fund applicable to the employer plan or, finally, by reducing the amount of proceeds payable under the employer plan.

CHARGES WHICH ARE REFLECTED IN REDUCTIONS IN THE UNIT VALUE

Trust Charges to Portfolios

Investment Advisory fees charged daily against assets of the Trust, direct operating expenses of the Trust (such as trustees' fees, expenses of independent auditors and legal counsel, bank and custodian charges and liability insurance), and certain investment-related expenses of the Trust (such as brokerage commissions and other expenses related to the purchases and sale of securities), are reflected in each Portfolio's daily share price. The maximum investment advisory fees paid by the Portfolios cannot be changed without a vote by the shareholders. The maximum investment advisory fees are as follows:

                                  DAILY AVERAGE NET ASSETS
                               --------------------------------
                                FIRST       NEXT        OVER
                                $350        $400        $750
                               MILLION    MILLION     MILLION
                               --------   ---------   ---------
Money Market..................   .400%       .375%      .350%
Intermediate Government
   Securities.................   .500%       .475%      .450%
High Yield, Global,
   Conservative Investors
   and Growth Investors.......   .550%       .525%      .500%

                                FIRST       NEXT        OVER
                                $500        $500         $1
                               MILLION    MILLION     BILLION
                               --------   ---------   ---------
Quality Bond and
   Growth & Income............   .550%       .525%      .500%

                                FIRST       NEXT        OVER
                                $750        $750        $1.5
                               MILLION    MILLION     BILLION
                               --------   ---------   ---------
Equity Index..................   .350%       .300%      .250%

                                FIRST       NEXT        OVER
                                $500         $1         $1.5
                               MILLION    BILLION     BILLION
                               --------   ---------   ---------
International.................   .900%       .850%      .800%

All of these fees and expenses are described more fully in the Trust prospectus attached to this prospectus. Since the Trust shares are purchased at their net asset value, these fees and expenses are passed on to the Investment Funds of Separate Account No. 51 and are reflected in their Unit values. See PART III -- EQUITABLE LIFE AND ITS FUNDS.

Investment Management and Financial Accounting Fee Applicable to the Bond, Balanced, Common Stock and Aggressive Stock Funds

We make a daily charge for investment management and financial accounting fees at an annual rate equal to 0.50% of the assets in the Bond, Balanced, Common Stock and Aggressive Stock Funds that is reflected in the daily Unit values for the Funds. This is the fee charged for services as described in PART III -- EQUITABLE LIFE AND ITS FUNDS.

Separate Account Administrative Charge for the Investment Funds of Separate Account No. 51

We make a daily charge at an annual rate of 0.05% of the assets invested in the Investment Funds of Separate Account No. 51. The charge is designed to reimburse us for our costs in providing the administrative services in connection with the Contracts. See PART III -- EQUITABLE LIFE AND ITS FUNDS.

CHARGES WHICH REDUCE THE NUMBER OF UNITS IN RIA

Contingent Withdrawal Charge

We impose a contingent withdrawal charge (CWC) against withdrawals made from RIA at any time up to and including the ninth anniversary of the date on which the employer plan began its participation in RIA. However, a CWC will not be applied against amounts withdrawn for the purpose of making benefit distribution payments unless such withdrawals are made (i) on or after the date of discontinuance of an employer plan's participation in RIA or (ii) as a result of a full or partial termination, within the meaning of applicable Internal Revenue Service (IRS) or court interpretations. A CWC will be applied against amounts withdrawn for purposes of making benefit payments to participants who terminated employment either voluntarily or involuntarily, BUT ONLY when such terminations are attributable to (i) the employer's merger with another company, (ii) the sale of the employer or (iii) the bankruptcy of the employer which leads to the full or partial termination of the plan or the discontinuance of the employer plan's participation in RIA.

Outstanding loan balances are included in the plan's assets for purposes of assessing the CWC. There is no CWC on transfers between the Investment Options. However, unless otherwise agreed to in writing by an officer of Equitable Life, withdrawals from RIA for the purpose of transferring to another investment option under the employer plan will be subject to the CWC. Withdrawals from RIA for the purpose of paying plan expenses or the premium on a life insurance policy, including one held under the employer plan (See PART VI -- COMMISSIONS AND SERVICE FEES), are not considered in-service withdrawals or any other type of benefit distribution and are subject to the CWC. The amount of any CWC is determined in accordance with the rate schedule set forth below.

--------------------------------------------------------------
WITHDRAWAL IN
PARTICIPATION
     YEARS                       CONTINGENT WITHDRAWAL CHARGE
--------------------------------------------------------------
    1 or 2                       6% of Amount Withdrawn
    3 or 4                       5%
    5 or 6                       4%
    7 or 8                       3%
       9                         2%
10 and later                     0%
--------------------------------------------------------------

Benefit distribution payments are those payments that become payable with respect to participants under the terms of the employer plan as follows: (1) as the result of the retirement, death or disability of a participant; (2) as the result of a participant's separation from service as defined under Section 402(d)(4)(A) of the Code; (3) in connection with a loan transaction, if the loan is repaid in accordance with its terms; (4) as a minimum distribution pursuant to Section 401(a)(9) of the Code; (5) as a hardship withdrawal pursuant to
Section 401(k) of the Code; (6) pursuant to a qualified domestic relations order
(QDRO) under Section 414(p) of the Code, but only if the QDRO specifically requires that the plan administrator withdraw amounts for payment to an alternate payee; (7) as a result of an in-service withdrawal attributable to the after-tax contributions of a participant; or (8) as a result of an in-service withdrawal from a profit-sharing plan after meeting a minimum number of years of service and/or participation in the plan, and the attainment of a minimum age specified in the plan. Prior to any withdrawal from RIA for benefit distribution purposes, Equitable Life reserves the right to receive from the employer and/or trustees of the plan, evidence satisfactory to it that such benefit distribution conforms to at least one of the types mentioned above. See PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS.

The CWC is designed to recover the unamortized sales and promotion expenses and initial enrollment expenses.

Ongoing Operations Fee

The Ongoing Operations Fee is based on the combined net balances (including any outstanding loan balance) of an employer plan in the Investment Options at the close of business on the last Business Day of each month. The amount of the Ongoing Operations Fee is determined under the rate schedule that applies to the employer plan. Except as discussed above, it is paid from the employer plan balances at the close of business on the last Business Day of the following month.

Set forth below is the rate schedule for employer plans which adopted RIA after February 9, 1986. Information concerning the rate schedule for employer plans that adopted RIA on or before February 9, 1986 is included in the SAI under PART I -- FUND INFORMATION.

--------------------------------------------------------------
COMBINED BALANCE
      OF                                    MONTHLY
INVESTMENT OPTIONS                           RATE
--------------------------------------------------------------
First $  150,000                          1/12 of 1.25%
Next  $  350,000                          1/12 of 1.00%
Next  $  500,000                          1/12 of 0.75%
Over  $1,000,000                          1/12 of 0.50%
--------------------------------------------------------------

The Ongoing Operations Fee is designed to cover such expenses as Contract underwriting and issuance for employer plans, employer plan-level recordkeeping, processing transactions and benefit distributions, administratively maintaining the Investment Options, commissions, promotion of RIA, administrative costs (including certain enrollment and other servicing costs), systems development, legal and technical support, product and financial planning and part of our general overhead expenses. Administrative costs and overhead expenses include such items as salaries, rent, postage, telephone, travel, office equipment and stationery, and legal, actuarial and accounting fees.

Participant Recordkeeping Services Charge

The PRS is an optional service. If this service is elected, we charge a per participant annual fee of $25. The fee is deducted on a monthly basis at the rate of $2.08 per participant. The amount of the fee for an employer plan is determined at the close of business on the last Business Day of each month based on the number of participants enrolled with us at that time. Except as discussed above, we charge the amount against the combined balances of each participant in the Investment Options at the close of business on the last Business Day of the following month.

The PRS fee covers expenses incurred for establishing and maintaining individual records, issuing statements and reports for individual employees and employer plans, and processing individual transactions and benefit distributions. We are not responsible for reconciling participants' individual account balances with the entire amount of the employer plan where we do not maintain individual account balances. See PART VIII -- PARTICIPANT RECORDKEEPING SERVICES (OPTIONAL).

Loan Fee

We charge a loan fee in an amount equal to 1% of the loan principal amount on the Transaction Date the plan loan is made. See PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS.

--------------------------------------------------------------------------------

                    PART III -- EQUITABLE LIFE AND ITS FUNDS

--------------------------------------------------------------------------------

EQUITABLE LIFE

EQUITABLE LIFE is a New York stock life insurance company that has been in business since 1859. For more than 100 years we have been among the largest life insurance companies in the United States. Equitable Life has been selling annuities since the turn of the century. Our Home Office is located at 787 Seventh Avenue, New York, New York 10019. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the Virgin Islands. We maintain local offices throughout the United States.

Equitable Life is a wholly owned subsidiary of The Equitable Companies Incorporated (the HOLDING COMPANY). The largest stockholder of the Holding Company is AXA-UAP. AXA-UAP beneficially owns 63.9% of the outstanding shares of common stock of the Holding Company plus convertible preferred stock. Under its investment arrangements with Equitable Life and the Holding Company, AXA-UAP is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA-UAP, a French company, is the holding company for an international group of insurance and related financial service companies.

Equitable Life, the Holding Company and their subsidiaries managed approximately $239.8 billion of assets as of December 31, 1996, including third party assets of approximately $184.8 billion. We are one of the nation's leading pension fund managers. These assets are primarily managed for retirement and annuity programs for businesses, tax-exempt organizations and individuals. This broad customer base includes nearly half the Fortune 100, more than 42,000 small businesses, state and local retirement funds in more than half the 50 states, approximately 250,000 employees of educational and non-profit institutions, as well as nearly 500,000 individuals. Millions of Americans are covered by Equitable Life's annuity, life, health and pension contracts.

ABOUT OUR FUNDS

We established the Bond, Balanced, Common Stock and Aggressive Stock Funds under the Insurance Law of New York State and as separate investment accounts in 1981, 1979, 1969 and 1969, respectively. Each of these Funds is a pooled separate investment account used as an investment vehicle for contributions under tax-favored employee benefit plans participating in the Fund, including employer plans participating in RIA. The assets of the Bond, Balanced, Common Stock and Aggressive Stock Funds, consisting of separate portfolios of securities and cash items, are managed by us through one of our subsidiaries that also manages the Trust. Because of exclusionary provisions, none of the Funds is subject to regulation under the Investment Company Act of 1940, as amended (1940 ACT).

We established the Growth Investors, Conservative Investors and Global Funds as Investment Funds of Separate Account No. 51 under the Insurance Law of New York State in 1993. The Money Market, Intermediate Government Securities, Quality Bond, High Yield, Growth & Income and Equity Index Funds were established as Investment Funds of Separate Account No. 51 in 1994. The International Fund was established as an investment fund of Separate Account No. 51 on September 1, 1995. The Investment Funds of Separate Account No. 51 invest in shares of a corresponding Portfolio of the Trust which are actively managed as described in the attached Trust Prospectus.

The assets of the Funds are our property; however, the portion of the assets of the Funds equal to the reserves and other contract liabilities with respect to the Funds will not be chargeable with liabilities arising out of any other business we may conduct. Income, gains or losses, whether or not realized, from assets allocated to the Funds are credited to or charged against the Fund without regard to our other income, gains or losses.

THE TRUST

The Trust is an open-end, diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different series of stock, each of which relates to a different Portfolio of the Trust. The Trust commenced operations in January 1976 with a predecessor of its Common Stock Portfolio. The Trust does not impose a sales charge.

PURCHASE AND REDEMPTION OF UNITS

Amounts allocated to the Funds pursuant to an employer plan, with respect to contributions submitted and transfers of accumulations from other Investment Options (and in appropriate circumstances upon repayments of loans), are invested in Separate Account No. 13 -- Pooled, Separate Account No. 10 -- Pooled, Separate Account No. 4 -- Pooled or Separate Account No. 3 -- Pooled, respectively, through the purchase of Bond Fund Units, Balanced Fund Units, Common Stock Fund Units or Aggressive Stock Fund Units. Similarly, amounts allocated to the Investment Funds of Separate Account No. 51 are invested through the purchase of Money Market Units, Intermediate Government Securities Units, Quality Bond Units, High Yield Units, Growth & Income Units, Equity Index Units, Global Units, International Units, Conservative Investors Units or Growth Investors Units. The number of Units of each Fund purchased is equal to the amount of the payment allocated to that Fund, divided by that Fund's Unit value determined as of the Transaction Date. See PART I -- FUND INFORMATION in the
SAI. The resulting number of Units does not vary because of any subsequent fluctuation in value, but the Unit values fluctuate to reflect the investment income, realized and unrealized capital gains and losses of the Funds (or the Trust's Portfolios), fees and expenses in connection with portfolio transactions, investment management fees, and the annual operation of the Funds.

Amounts withdrawn from a Fund for the purposes of payments of employer plan benefits, transfers of accumulations to other Investment Options, loans or payments of certain charges and fees when due are effected by reducing the number of Units in the appropriate Fund. The number of Units redeemed for an employer plan for such purposes is determined by the amount to be withdrawn divided by the Unit value on the Transaction Date.

HOW WE DETERMINE THE UNIT VALUE

The Unit values (rounded to the nearest cent) of the Bond, Balanced, Common Stock and Aggressive Stock Funds were $36.35, $28.07, $84.15, and $44.82, respectively, on May 1, 1992, January 23, 1985, April 8, 1985 and July 7, 1986, respectively, the first date on which Registered Units under the Contracts were purchased in these Funds under RIA. The Unit values (rounded to the nearest cent) of the Money Market, Intermediate Government Securities, Quality Bond, High Yield, Growth & Income, Equity Index, Global, Conservative Investors and Growth Investors Funds were $10.00 on June 1, 1994, the first date on which Registered Units under the Contracts were purchased in these Funds. The Unit value (rounded to the nearest cent) of the International Fund was $100.00 on September 1, 1995, the first date on which registered Units under the Contracts were purchased in this Fund.

We calculate Unit values for the Funds at the end of each Business Day. The Unit value for the Bond, Balanced, Common Stock and Aggressive Stock Funds reflect investment performance (including related expenses) and the investment management and financial accounting fee. The Unit values for the Investment Funds of Separate Account No. 51 reflect investment performance, the Separate Account Administrative Charge and, indirectly, Trust expenses. For each of the Funds, we determine the Unit value by multiplying the Unit value for the preceding Business Day by the "net investment factor" for that subsequent day. For a description of how the net investment factors are determined, see PART I -- FUND INFORMATION in the SAI.

When payments are invested in a Fund, the number of Units outstanding attributable to each Fund is correspondingly increased; and when amounts are withdrawn from a Fund, the number of Units outstanding attributable to that Fund is correspondingly decreased. See PART I -- FUND INFORMATION in the SAI.

INVESTMENT OBJECTIVES AND POLICIES

Before deciding whether amounts will be allocated entirely to one of the Funds or entirely to the Guaranteed Interest Account, or divided among the Investment Options, the investment objectives and policies should be considered.

Each Fund, or Trust Portfolio in which an Investment Fund of Separate Account No. 51 is invested, has different investment objectives and policies. The differences may affect the return of each Fund, as well as the market and financial risks of each. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes.

Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. There is no assurance that the objectives of any of the Funds will be met. All investments involve risk and there can be no guarantee against loss resulting from an investment in the Funds.

Set forth below is information regarding the investment objectives and policies of the Bond, Balanced, Common Stock and Aggressive Stock Funds. Additional information regarding investment restrictions and requirements with respect to these Funds, is given in the SAI in PART I -- FUND INFORMATION. A Statement of Investments of the Bond, Balanced, Common Stock and Aggressive Stock Funds is included in the financial statements of Separate Account No. 13 -- Pooled, Separate Account No. 10 -- Pooled, Separate Account No. 4 -- Pooled and Separate Account No. 3 -- Pooled, respectively, in Part III of the SAI.

Information regarding the investment objectives and policies, as well as investment restrictions and requirements, with respect to the corresponding Trust Portfolios in which the Investment Funds of Separate Account No. 51 are invested, is included in the Trust's prospectus and SAI. A statement of investments for each of the Portfolios is included in the Trust's financial statements in the Trust's SAI.

BOND FUND

The Bond Fund invests primarily in publicly traded fixed-income securities, such as bonds, debentures and notes. Its objective is to achieve maximum total return, consistent with investment quality, with less volatility than a long-term bond account.

The Bond Fund seeks to achieve its objective by investing primarily in fixed-income securities including, but not limited to, the following: obligations issued or guaranteed by the U.S. Government (such as U.S. Treasury securities), its agencies (such as the Government National Mortgage
Association),  or  instrumentalities  (such  as the  Federal  National  Mortgage
Association); corporate debt securities; mortgage pass-through securities; collateralized mortgage obligations; asset-backed securities; zero coupon bonds; and equipment trust certificates. All such securities will be investment grade, i.e., rated within the four highest credit categories by S&P (AAA, AA, A or BBB) or by Moody's (Aaa, Aa, A or Baa) or, if unrated, will be of comparable investment quality as determined by our credit analysis. Bonds rated below A by S&P or Moody's are more susceptible to adverse economic conditions or changing circumstances than those rated A or higher but are regarded as having an adequate capacity to pay principal and interest.

The fixed-income securities in which the Bond Fund invests have maturities less than or equal to ten years. The weighted average duration of the total portfolio will be between one and five years. Duration is a principle used in selecting portfolio securities that indicates a particular fixed-income security's price volatility. Duration is measured by taking into account all of the expected payments relating to that security and the time in the future when each payment will be made and weighting all such times by the present value of the corresponding payments. The duration of a fixed-income security with interest payments occurring prior to its maturity is always shorter than its term to maturity. In addition, given identical maturities, the lower the stated rate of interest of a fixed-income security, the longer its duration, and, conversely, the higher the stated rate of interest of a fixed-income security, the shorter its duration. We believe that the Bond Fund's policy of purchasing intermediate duration bonds significantly reduces the volatility of the Fund's unit price over that of a long-term bond account.

While the Bond Fund will invest primarily in the types of fixed-income securities described above, the Bond Fund may also invest in high-quality money market securities, which may include obligations of the U.S. Government, its agencies and instrumentalities; negotiable certificates of deposit; banker's acceptances or bank time deposits; repurchase agreements; master demand notes; and other money market instruments of the type described below for the Balanced Fund. See BALANCED FUND below. The Bond Fund may purchase these money market securities directly or may acquire units in our Separate Account No. 2A. See COMMON STOCK FUND on page 20. For temporary or defensive purposes the Bond Fund may invest directly or indirectly in money market securities without limitation.

The Bond Fund may purchase fixed-income securities and money market securities having adjustable rates of interest with periodic demand features. The Bond Fund may also purchase fixed-income securities and certain money market securities on a when-issued or delayed delivery basis. The price of when-issued securities is fixed at the time of commitment, but delivery and payment for such securities may take place up to 90 days after the date of the commitment. The securities so purchased are subject to market fluctuation, and no interest accrues to the purchaser during this period. When-issued securities involve a risk of loss if the value of the security declines prior to the settlement date. For additional information on the instruments in which the Bond Fund invests, See PART I -- FUND INFORMATION -- CERTAIN INVESTMENTS OF THE BOND FUND in the SAI.

The Bond Fund is designed for participants who seek a greater rate of return than that normally provided by money market investments and less volatility than that experienced by long-term bond investments. Both the financial and market risks of an investment in the Bond Fund are expected to be less than those for the Common Stock, Balanced and Aggressive Stock Funds. Nevertheless, the Bond Fund's unit price and yield will fluctuate. Interest rate fluctuations will affect the value of Bond Fund Units but will not affect the income received from the Fund's portfolio securities. A decline in prevailing interest rates generally will increase the value of the securities held by the Bond Fund, while an increase in prevailing interest rates usually reduces the value of the Bond Fund's portfolio securities.

The portfolio turnover rate for the Bond Fund cannot be accurately predicted and may be high.

BALANCED FUND

The Balanced Fund's investment objective is to achieve both appreciation of capital and current income by investments in a diversified portfolio of common stocks, other equity-type securities and longer-term fixed-income securities, and current income by investments in publicly traded debt securities and short-term money market instruments. The investment mix is determined by the Fund manager.

We will vary the portion of the Balanced Fund's assets invested in each type of security in accordance with our evaluation of economic conditions, the general level of common stock prices, anticipated interest rates and other relevant considerations, including our assessment of the risks associated with each investment medium. The Fund is subject to the risk that we may incorrectly predict changes in the relative values of the equity and debt markets.

In general, publicly traded equity securities will comprise the greatest portion of the Balanced Fund's assets. At the years ended December 31, 1985 through 1996, the percentage of the Balanced Fund's assets invested in equity securities (including equity-type securities such as convertible preferred stocks or convertible debt instruments) has ranged from 50% to 57%.

The Fund's non-money market debt securities will consist primarily of publicly traded securities issued or guaranteed by the United States Government or its agencies or instrumentalities, and corporate fixed-income securities, including, but not limited to, bank obligations, notes, asset-backed securities, mortgage pass-through obligations, collateralized mortgage obligations, zero coupon bonds and preferred stock. The Balanced Fund may also buy debt securities with equity features such as conversion or exchange rights, or warrants for the acquisition of stock or participations, based on revenues, sales or profits. The Balanced Fund's non-money market debt securities will be subject to the same investment quality criteria at the time of purchase, as are described above for the non-money market investments of the Bond Fund. The average maturity of the non-money market debt securities held by the Balanced Fund will vary according to market conditions and the state of interest rate cycles.

The Balanced Fund may invest in money market securities through our Separate Account No. 2A or directly. See COMMON STOCK FUND on page 20. The investments the Balanced Fund makes in money market instruments will be payable only in United States dollars and will consist principally of securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, negotiable certificates of deposit, bankers' acceptances or bank time deposits, repurchase agreements (covering securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, certificates of deposit or bankers' acceptances), commercial paper that is rated Prime-1 by Moody's Investors Services, Inc. (MOODY'S) or A-1 or A-1 Plus by Standard & Poor's Corporation (S&P), unrated commercial paper, master demand notes or variable amount floating rate notes of any issuer that has an outstanding issue of unsecured debt that is currently rated Aa or better by Moody's or AA or better by S&P with less than one year to maturity. Such investments may include certificates of deposit and time deposits of London Branches of United States banks (these investments are usually referred to as EURODOLLARS) and certificates of deposit and commercial paper issued by Schedule B Banks (Canadian chartered bond subsidiaries of United States banks). For additional information concerning the debt instruments in which the Balanced Fund may invest, see PART I -- FUND INFORMATION -- CERTAIN INVESTMENTS OF THE BOND AND BALANCED FUNDS in the SAI.

Mortgage pass-through securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the Fund may invest, are subject to prepayments prior to their stated maturity. It is usually not possible to accurately predict the rate at which prepayments will be made, which rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the Fund. Moreover, securities that may be prepaid tend to increase in value less during times of declining interest rates, and to decrease in value more during times of increasing interest rates, than do securities that are not subject to prepayment.

The Fund may invest up to 10% of its total assets in securities that are not readily marketable and may invest up to 20% of its total assets in foreign securities. Certain risks of investment in illiquid or foreign securities are discussed below under COMMON STOCK FUND. The Balanced Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. Generally, such forward contracts will be for a period of less than three months. The Fund will enter into such forward contracts for hedging purposes only. These transactions will include forward purchases or sales of foreign currencies for the purpose of protecting the dollar value of securities denominated in a foreign currency, or protecting the dollar equivalent of interest or dividends to be paid on such securities. Forward contracts are traded in the inter-bank market, and not on organized commodities or securities exchanges. Accordingly, the Fund is dependent upon the good faith and creditworthiness of the other party to the transaction, as evaluated by the Fund's manager.

The Balanced Fund's investment policies permit hedging transactions, such as through the use of stock index or interest rate futures. Although the Balanced Fund currently has no plans to enter into such transactions, information about such transactions is included in the SAI under PART I -- FUND INFORMATION -- CERTAIN INVESTMENTS OF THE BOND AND BALANCED FUNDS.

The Balanced Fund may enter into forward commitments for the purchase or sale of securities and may purchase and sell securities on a when-issued or delayed delivery basis. For more information about these investment techniques see PART I -- FUND INFORMATION -- CERTAIN INVESTMENTS OF THE BOND AND BALANCED FUNDS in the SAI.

Because the types and proportions of the Balanced Fund's assets are expected to change frequently in accordance with market conditions, an annual portfolio turnover rate cannot be predicted.

COMMON STOCK FUND

The Common Stock Fund's investment objective is to achieve long-term capital growth. We try to achieve this objective by investing in the securities of carefully selected companies we believe will share in the growth of our nation's economy -- and those of other leading industrialized countries -- over a long period. The Common Stock Fund invests in securities of companies of any capitalization but is generally invested primarily in securities of intermediate- to large-size companies.

The Common Stock Fund invests primarily in common stocks and other equity-type securities (such as convertible preferred stocks or convertible debt instruments). The Common Stock Fund may use its assets to make non-equity investments. These could include non-participating and non-convertible preferred stocks, bonds and debentures. Some non-equity investments may carry certain equity features such as conversion or exchange rights or warrants for the acquisition of stocks of the same or different issuers or participations based on revenues, sales or profit. If, in light of economic conditions and the general level of stock prices, it appears that the Common Stock Fund's investment objective will not be met by buying equities, non-equity investments may be substantial. The Common Stock Fund may invest up to 10% of its total assets in securities which are restricted as to resale under Federal securities law (generally referred to as "restricted securities").

The Common Stock Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments of the types purchased by the Balanced Fund. It may buy these directly or acquire units in our Separate Account No. 2A. We established Separate Account No. 2A in 1983 to provide a more efficient means for our separate accounts to invest cash positions on a pooled basis at no additional cost. Separate Account No. 2A seeks to obtain a high level of current income, preserve its assets and maintain liquidity. It invests only in short-term securities which mature in 60 days or less from the date of purchase or which are subject to a repurchase agreement requiring repurchases in 60 days or less. Units in Separate Account No. 2A are not registered under the Securities Act of 1933 (1933 Act). Some amounts may be invested in securities which are restricted as to disposition under Federal securities law.

While equity investments will be made primarily in securities of U.S. companies or foreign companies doing substantial business here, a limited portion of the Common Stock Fund's investments may be made in the securities of established foreign companies without substantial business here. The amount of these investments will not generally exceed 15% of the value of the Common Stock Fund's assets. For many foreign securities, there are dollar-denominated American Depository Receipts (ADRS), which are traded in the United States on exchanges or over-the-counter, and are issued by domestic banks. The Common Stock Fund may invest in foreign securities directly and through ADRs, and may hold some foreign securities outside the United States. The Common Stock Fund intends to invest in foreign securities only when the potential benefits to the Common Stock Fund are deemed to outweigh the risks.

In addition to the general risks inherent in any equity investment, and the market and financial risks discussed above, investment in the Common Stock Fund is subject to the risk of investment in foreign securities and restricted securities. Foreign investments may involve risks not present in domestic investments, such as changes in the political or economic climate of countries in which portfolio companies do business. Foreign securities may be less liquid or subject to greater price volatility than securities of domestic issuers, and foreign accounting, auditing and disclosure standards may differ from domestic standards. There may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. The value of foreign investments may rise or fall because of changes in currency exchange rates or exchange controls. ADRs do not lessen the foreign exchange risk inherent to investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Common Stock Fund will avoid currency risks during the settlement period for either purchases or sales. Restricted securities are generally less liquid than registered securities and market quotations for such securities may not be readily available. The Common Stock Fund may not be able to sell restricted securities except pursuant to registration under applicable Federal and State securities laws or pursuant to SEC rules which limit their sale to certain purchasers and may require that they be held by the Common Stock Fund for a specified period of time prior to resale. Because of these restrictions, at times the Common Stock Fund may not be readily able to sell them at fair market value. From time to time, the equity holdings in the Common Stock Fund may be concentrated in the securities of a relatively small number of issues. In no event will an investment be made for the Fund in securities of one issuer if such investment would cause more than 10% of the net asset value of the Common Stock Fund to be invested in the securities of such issuer, and no investment will be made for the Fund if such investment would cause more than 40% of the net asset value of the Fund to be invested in the securities of four or fewer issuers. This strategy of investment concentration may increase an investor's risk of loss in the event of a decline in the value of one of these securities while it is held in the Common Stock Fund. As of December 31, 1996, 28.6% of the Common Stock Fund's assets was held in the securities of four issuers. See PORTFOLIO OF INVESTMENTS in the SAI.

The Common Stock Fund will generally hold its investments for an extended period, and the annual portfolio turnover rate will normally be under 125%.

AGGRESSIVE STOCK FUND

The Aggressive Stock Fund seeks to achieve long-term capital growth, consistent with investment quality. It will attempt to achieve this objective by investing primarily in securities of medium- and smaller-sized companies (with capitalizations generally between $50 million to $1.5 billion) which are perceived to have greater growth potential than larger companies.

Most of the time, the Aggressive Stock Fund will invest primarily in common stocks of medium- and smaller-sized companies. It may also invest in securities not generally considered defined growth stocks, but that may have unusual value or potential. For example, opportunities for capital growth exist from time to time in what are believed to be cyclical industries, companies whose securities are temporarily undervalued, special situations, younger but not widely known companies and companies doing business in countries whose economies are expanding. The Aggressive Stock Fund may invest in foreign companies without substantial business activities in the United States. Industry diversification is not an objective of the Aggressive Stock Fund and it may at times be less diversified than a traditional equity portfolio. Some other equity-type investments may also be made. The Aggressive Stock Fund may also invest in short-term debt securities such as corporate notes and the types of temporary money market investments described above for the Balanced Fund. The Aggressive Stock Fund may invest up to 10% of its total assets in restricted securities. See BALANCED FUND and COMMON STOCK FUND on pages 19 and 20.

Medium- and smaller-sized companies may be dependent on only one or two products. They may be more vulnerable to the competition from larger companies with greater resources and to economic conditions affecting their market sector. Therefore, consistent earnings may not be as likely in smaller companies as they may be in more established companies. Such companies may also be more dependent on access to equity markets to raise capital than larger companies with ability to support debt. Small- and intermediate-sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors which may have an impact on marketability. These stocks may rise and fall more than the overall market.

Foreign and restricted securities in the Aggressive Stock Fund are subject to the risks described above for the Common Stock Fund.

IN LIGHT OF THE AGGRESSIVENESS OF ITS POLICIES AND THE LESS DIVERSIFIED NATURE OF ITS INVESTMENTS, AS PARTICIPANTS NEAR RETIREMENT, THEY SHOULD PERIODICALLY REEVALUATE THE AMOUNT ALLOCATED TO THE AGGRESSIVE STOCK FUND.

Many investments which we believe would have the greatest growth potential may involve greater risks than are inherent in the Common Stock Fund and the Balanced Fund.

In general, the annual portfolio turnover rate of the Aggressive Stock Fund is not expected to exceed 150%.

INVESTMENT MANAGEMENT

As the investment manager of the Bond, Balanced, Common Stock and Aggressive Stock Funds, we invest and reinvest the assets of these Funds in a manner consistent with the policies described above under INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS.

In providing these services to the Bond, Balanced, Common Stock and Aggressive Stock Funds, we currently use the personnel and facilities of our majority-owned subsidiary, Alliance Capital Management L.P. (ALLIANCE), for portfolio selection and transaction services. Alliance is also the investment adviser for the Trust.

Alliance is a registered investment adviser under the Investment Advisors Act of 1940 and acts as an investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105. On December 31, 1996, Alliance was managing $182.8 billion in assets.

The securities held in the Bond, Balanced, Common Stock and Aggressive Stock Funds must be reviewed and approved by the Investment Committee of our Board of Directors. Subject to the Investment Committee's broad supervisory authority, our investment officers have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one of these Funds, investment opportunities are allocated among these Funds in an impartial manner based on certain factors such as the Funds' investment objectives and their then-current investment and cash positions.

Our parent, The Holding Company, owns Donaldson, Lufkin & Jenrette, Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to numerous independent regional securities firms and banks.

To the extent permitted by law, and consistent with the Bond, Balanced, Common Stock and Aggressive Stock Funds transaction practices discussed in this prospectus and the SAI, these Funds may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations.

RATES OF RETURN

In order to show how the performance of the Funds may affect employer balances, the following tables provide a historical view of investment performance. The information presented includes performance results for each Fund including, for the Investment Funds of Separate Account No. 51, performance results since inception of the corresponding Portfolios, along with the appropriate benchmarks. These performance results are based on the change in the Unit value for the periods shown. Note that year-to-date figures are not annualized.

Performance data for the Bond, Balanced, Common Stock and Aggressive Stock Funds reflect (i) the investment results of the Fund since inception and (ii) the investment management and financial accounting fee. We have recalculated performance prior to June 1, 1994 to reflect the deduction of this fee even though it did not apply as an asset-based charge. Performance data for the Investment Funds of Separate Account No. 51 reflect (i) the investment results of the corresponding Portfolios of the Trust from the date of inception of those Portfolios, (ii) the actual investment advisory fee and direct operating expenses of the relevant Portfolio and (iii) the Separate Account Administrative Charge (although this latter charge was not an asset-based charge before the Portfolios were available under RIA). None of the data reflects the Ongoing Operations Fee, which may be paid by a reduction in the number of Units credited under an employer plan and applied (for employer plans enrolled in RIA on or after February 9, 1986, on a decremental scale based on employer plan balances), or loan fee, annuity benefit charge or charge for premium taxes, which may not be applicable to any particular Participant. Because rates of return do not reflect the Ongoing Operations Fee or other charges and fees applicable to employer plans under RIA, the rate of return for an employer plan would be lower if such charges and fees were reflected.

For amounts allocated or transferred to a Fund, investment return and principal will fluctuate and Unit values may be worth more or less than the original cost when redeemed.

Market indices are not subject to any charges for investment advisory fees typically associated with a managed portfolio. Comparisons with these benchmarks, therefore, are of limited use. We include them because they are widely known and may help you to understand the universe or securities from which each Fund is likely to select its holdings.

INCEPTION DATES AND COMPARATIVE BENCHMARKS

MONEY MARKET: May 11, 1982; Salomon Brothers Three-Month T-Bill Index (3-Month T-Bill).

INTERMEDIATE   GOVERNMENT   SECURITIES:   April  1,  1991;  Lehman  Intermediate
Government Bond Index (Lehman Intermediate Government).

BOND: May 1, 1981; Lehman Intermediate Government/ Corporate Bond Index (Lehman Intermediate GC).

QUALITY BOND: October 1, 1993; Lehman Aggregate Bond Index (Lehman Aggregate).

HIGH YIELD: January 2, 1987; Merrill Lynch High Yield Master Index (Master High Yield).

GROWTH & INCOME: October 1, 1993; 75% Standard & Poor's 500 Index (S&P 500), and 25% Value Line Convertible Index (75% S&P 500/25% Value Line Conv.).

EQUITY INDEX: March 1, 1994; S&P 500 which includes reinvested dividends.

COMMON STOCK: July 1, 1969; Standard & Poor's 500 Index (S&P 500e), which includes reinvested dividends.

GLOBAL: August 31, 1987; Morgan Stanley Capital International World Index (MSCI World).

INTERNATIONAL: April 3, 1995; Morgan Stanley Capital International Europe, Australia, Far East Index (MSCI EAFE).

AGGRESSIVE STOCK: May 1, 1969; 50% Russell 2000 Small Stock Index and 50% S&P Mid-Cap Total Return (50% Russell 2000/50% S&P Mid-Cap).

CONSERVATIVE INVESTORS: October 2, 1989; 70% Lehman Treasury Bond Composite Index and 30% S&P 500 (70% Lehman Treas./30% S&P 500).

BALANCED: June 25, 1979; 50% S&P 500 and 50% Lehman Government/Corporate Bond Index (50% S&P 500/50% Lehman Corp.).

GROWTH INVESTORS: October 2, 1989; 30% Lehman Government/Corporate Bond Index and 70% S&P 500 (30% Lehman Treas./70% S&P 500).

The Lipper Mutual Funds Survey (LIPPER) records the performance of over 7,000 mutual funds. According to Lipper Analytical Services, Inc., the data are presented net of investment management fees, direct operating expenses, and, for funds with Rule 12b-1 plans, asset-based sales charges. Lipper data provide a more accurate picture of RIA performance relative to that of other mutual funds underlying retirement plan products than the market indices.

All rates of return presented are time-weighted and include reinvestment of investment income, including interest and dividends. Cumulative rates of return reflect performance over a stated period of time. Annualized rates of return represent the annual rate of growth that would have produced the same cumulative return, if performance had been constant over the entire period.

The performance of the Funds does not represent the actual experience of a particular participating employer plan; the amount and timing of contributions affects individual performance, as do Fund expenses. For a discussion of charges and fees and how they are deducted from a RIA plan, see PART II -- CHARGES AND FEES.

PAST PERFORMANCE IS NOT A GUARANTEE OR INDICATION OF FUTURE RESULTS. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION.

--------------------------------------------------------------------------------

                           ANNUALIZED RATES OF RETURN

--------------------------------------------------------------------------------

                                                                                                                   SINCE
                                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS     20 YEARS    INCEPTION
------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET (1)                                    5.69%        4.19%        4.43%       5.97%          -   %       7.37%
   Lipper VA Money Market                           5.37         3.89         4.12        5.64           -           7.15
   3-Month T-Bill                                   5.74         4.34         4.47        5.77           -           7.09
INTERMEDIATE GOVERNMENT
   SECURITIES (1)                                  13.27         6.16          -            -            -           7.58
   Lipper VA U.S. Government                       15.75         6.56          -            -            -           8.03
   Lehman Intermediate Government                  14.41         6.74          -            -            -           8.17

BOND (2)                                            2.77         5.15         6.13        7.34           -          10.39
   Lipper Intermediate
    Government Funds Average                        1.72         4.50         5.88        6.92          9.36         9.86
   Lehman Intermediate GC                           4.05         5.58         6.53         .91           -          10.75
QUALITY BOND (1)                                   16.97          -            -            -            -           4.49
   Lipper VA Corporate Bond A-Rated                18.45          -            -            -            -           5.38
   Lehman Aggregate                                18.47          -            -            -            -           6.46
HIGH YIELD (1)                                     19.86        12.75        14.89          -            -          10.15
   Lipper VA High Yield                            16.44        10.18        16.58          -            -           8.98
   Master High Yield                               19.91        11.57        17.17          -            -          11.28
GROWTH & INCOME (1)                                24.01          -            -            -            -           9.61
   Lipper VA Growth & Income                       30.82          -            -            -            -          13.47
   75% S&P 500/25% Value Line Conv.                34.93          -            -            -            -          15.45
EQUITY INDEX (1)                                   36.41          -            -            -            -          19.12
   Lipper VA S&P Index Funds                       36.84          -            -            -            -          18.92
   S&P 500                                         37.54          -            -            -            -          19.89
COMMON STOCK (2)                                   17.74        15.03        13.04       16.09         15.85        13.18
   Lipper Growth Funds Avg.                        19.24        15.23        13.04       13.47         14.58        10.64
   S&P 500e                                        22.96        19.66        15.20       15.28         14.55        11.86
GLOBAL (1)                                         18.76        18.15        16.44         -             -          11.32
   Lipper VA Global                                16.05        13.96        12.28         -             -           7.87
   MSCI World                                      20.72        15.83        11.74         -             -           6.75
AGGRESSIVE STOCK (2)                               22.50        15.49        11.47       17.76         17.27        11.11
   Lipper Small Company Growth Funds
   Avg.                                            20.20        15.31        15.10       14.22         15.43        10.04
   50% S&P 500/50% NASDAQ                          17.85        14.14        14.80       14.29           -            -
THE BLENDED FUNDS:
CONSERVATIVE INVESTORS (1)                         20.34         8.49        10.10          -            -           9.61
   Lipper VA Income                                25.08        10.80        12.85          -            -          10.28
   70% Lehman Treas./30% S&P 500                   24.11        10.41        11.73          -            -          10.55
BALANCED (2)                                       11.34         7.08         6.07        9.98           -          13.92
   Lipper Balanced Portfolio                       13.76        11.67        10.73       11.09         12.66        13.46
   50% S&P 500/50% Lehman Govt./Corp.              12.93        13.15        11.47       12.30           -          13.83
GROWTH INVESTORS (1)                               26.31        12.10        17.07          -            -          16.01
   Lipper VA Flexible Portfolio                    25.08        10.80        12.85          -            -          10.28
   30% Lehman Corp./70% S&P 500                    32.05        13.35        14.70          -            -          11.97
------------------------------------------------------------------------------------------------------------------------------

(1)  For the period ending December 31, 1995.
(2)  For the period ending December 31, 1996.

--------------------------------------------------------------------------------

                           CUMULATIVE RATES OF RETURN

--------------------------------------------------------------------------------

                                                                                                                    SINCE
                                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS     20 YEARS     INCEPTION
------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET (1)                                    5.69%       13.12%       24.22%       78.66%         -   %     179.66%
   Lipper VA Money Market                           5.37        12.13        22.34        73.21          -         172.66
   3-Month T-Bill                                   5.74        13.58        24.45        75.23          -         170.07
INTERMEDIATE GOVERNMENT
   SECURITIES (1)                                  13.27        19.66          -            -            -          41.48
   Lipper VA U.S. Government                       15.75        21.09          -            -            -          44.66
   Lehman Intermediate Government                  14.41        21.60          -            -            -          45.17
BOND (2)                                            2.77        16.27        34.62       103.07          -         370.73
   Lipper Intermediate
     Government Funds Average                       1.72        14.16        33.20        95.80          -         342.75
   Lehman Intermediate GC                           4.05        17.68        37.21       114.06          -         396.18
QUALITY BOND (1)                                   16.97          -            -            -            -          10.37
   Lipper VA Corporate Bond A-Rated                18.45          -            -            -            -          12.58
   Lehman Aggregate                                18.47          -            -            -            -          15.09
HIGH YIELD (1)                                     19.86        43.34       100.17          -            -         138.60
   Lipper VA High Yield                            16.44        33.90       116.45          -            -         118.26
   Master High Yield                               19.91        38.89       120.85          -            -         161.50
GROWTH & INCOME (1)                                24.01          -            -            -            -          22.91
   Lipper VA Growth & Income                       30.82          -            -            -            -          33.24
   75% S&P 500/25% Value Line Conv.                34.93          -            -            -            -          38.14
EQUITY INDEX (1)                                   36.41          -            -            -            -          37.83
   Lipper VA S&P Index Funds                       36.84          -            -            -            -          37.40
   S&P 500                                         37.54          -            -            -            -          39.30
COMMON STOCK (2)                                   17.74        52.21        84.60       344.76      1,796.80    2,908.60
   Lipper Growth                                   19.24        53.78        87.06       266.86      1,662.40    1,852.47
   S&P 500                                         22.96        71.34       102.85       314.34      1,413.26    2,085.09
GLOBAL (1)                                         18.76        64.95       114.04          -            -         144.65
   Lipper VA Global                                16.05        48.34        79.41          -            -          90.34
   MSCI World                                      20.72        55.39        74.20          -            -          72.38
AGGRESSIVE STOCK (2)                               22.50        54.06        72.12       412.96      2,321.01    1,743.56
   Lipper Small Company Growth Funds               20.20        54.13       104.43       288.11      1,767.32    1,510.00
   Avg.
   50% S&P 500/50% NASDAQ                          17.85        48.69        99.38       280.32          -           -
THE BLENDED FUNDS:
CONSERVATIVE INVESTORS (1)                         20.34        27.70        61.75          -            -          77.32
   Lipper VA Income                                25.08        36.25        84.60          -            -          85.64
   70% Lehman Treas./30% S&P 500                   24.11        34.58        74.09          -            -          87.24
BALANCED (2)                                       11.34        22.78        34.27       158.91          -         880.23
   Lipper Balanced Portfolio                       13.76        39.41        66.98       188.07          -         825.31
   50% S&P 500/50% Lehman Govt./Corp.              12.93        44.87        72.14       218.95          -         869.08
GROWTH INVESTORS (1)                               26.31        40.86       119.90          -            -         152.80
   Lipper VA Flexible Portfolio                    25.08        36.25        84.60          -            -          85.64
   30% Lehman Corp./70% S&P 500                    32.05        45.64        98.56          -            -         102.72
------------------------------------------------------------------------------------------------------------------------------

(1)  For the period ending December 31, 1995.
(2)  For the period ending December 31, 1996.

                                                  YEAR-BY-YEAR RATES OF RETURN
----------------------------------------------------------------------------------------------------------------------------
                            INTERMEDIATE
               MONEY         GOVERNMENT                        QUALITY          HIGH          GROWTH &         EQUITY
               MARKET        SECURITIES         BOND            BOND            YIELD          INCOME           INDEX
----------------------------------------------------------------------------------------------------------------------------
  1985           8.11%          -- %           19.53%            -- %            -- %          --   %           --  %
  1986           6.55           --             13.79             --              --            --               --
  1987           6.58           --              1.58             --             4.62*          --               --
  1988           7.27           --              6.21             --             9.68           --               --
  1989           9.13           --             13.29             --             5.08           --               --
  1990           8.19           --              7.82             --            -1.15           --               --
  1991           6.13         12.03*           14.45             --            24.40           --               --
  1992           3.48          5.54             6.03             --            12.26           --               --
  1993           2.94         10.52             9.21           -0.52*          23.08           -0.27*           --
  1994           3.96         -4.42            -2.03           -5.15           -2.83           -0.62            1.04*
  1995           5.69         13.27            15.48           16.97           19.86           24.01           36.41
  1996            --            --              2.77             --              --            --               --
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                COMMON                                        AGGRESSIVE      CONSERVATIVE                       GROWTH
                 STOCK          GLOBAL      INTERNATIONAL       STOCK          INVESTORS        BALANCED       INVESTORS
----------------------------------------------------------------------------------------------------------------------------
  1985        32.06%              --  %         --  %              18.07%         --  %           25.27%            -- %
  1986        13.81               --            --                 1.61           --              16.19             --
  1987         5.67             -13.28*         --                -2.36           --              -5.34             --
  1988        16.94              10.83          --                 1.94           --              14.78             --
  1989        44.68              26.67          --                46.97           3.08*           26.48            3.98*
  1990       -11.35              -6.11          --                 8.85           6.35            -0.65           10.56
  1991        52.03              30.49          --                87.18          19.79            41.23           48.84
  1992         1.22              -0.56          --                -3.01           5.74            -2.83            4.88
  1993        19.81              32.06          --                15.19          10.71            12.54           15.20
  1994        -1.94               5.18          --                -4.24          -4.15            -8.43           -3.19
  1995        31.85              18.76        10.66*              31.33          20.34            20.43           26.31
  1996        17.74               --            --                22.50           --              11.34             --
----------------------------------------------------------------------------------------------------------------------------

*Unannualized.

--------------------------------------------------------------------------------

                   PART IV -- THE GUARANTEED INTEREST ACCOUNT

--------------------------------------------------------------------------------

GENERAL

Contributions allocated to the Guaranteed Interest Account become part of our general account, which supports all of our insurance and annuity guarantees and our general obligations. Our general account, as part of our insurance and annuity operations, is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulation of all jurisdictions in which we are authorized to do business, as discussed in
PART VI -- MISCELLANEOUS MATTERS. Because of applicable exemptive and exclusionary provisions, interests in our general account have not been registered under the Securities Act of 1933 nor is the general account an investment company under the 1940 Act. Accordingly, neither our general account nor any interests in our general account are subject to regulation under the Securities Act of 1933 or 1940 Act, and we have been advised that the staff of the SEC has not made a review of the information which is included in this prospectus or in the SAI relating to our general account and the Guaranteed Interest Account. These disclosures, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

THE GUARANTEES

The Guaranteed Interest Account provides an investment option in which the value of the principal will not fluctuate. The amount allocated to the Guaranteed Interest Account earns interest at the current guaranteed interest rate which is an annual effective rate. After interest is credited, certain charges and fees are deducted. The value of an employer plan's investment in the Guaranteed Interest Account is, at any time, the total contributions allocated to the Guaranteed Interest Account, PLUS the interest earned, LESS (i) employer plan benefit payments, (ii) other employer plan withdrawals (including loans) and
(iii) charges and fees provided for under the Contracts.

Interest is credited through and allocated on the Transaction Date of any transfer or withdrawal request. Interest is credited for each day of the month on the amount maintained for the employer plan at the beginning of the day at a daily rate equivalent to the guaranteed interest rate applicable to the employer plan. The annual effective rate does not reflect deductions of fees and expenses.

CURRENT AND MINIMUM INTEREST RATES

Except as described below, the "current" rate is the rate of interest that we actually credit to amounts in the Guaranteed Interest Account for a given calendar year. Current rates are declared for each class of employer plans before the beginning of each calendar year. In addition to the current rate, we declare "minimum" rates for the next two calendar years. The minimum interest rates will never be lower than 4%. In general, we expect to declare current rates in any year greater than the previously declared minimum rates for that year. If the employer plan is permitted to invest in the Bond Fund, we may at times have the right to declare a lower "current" rate of interest (REVISED
RATE) which will be applicable for the remainder of the calendar year only to new amounts contributed or transferred by the employer plan to the Guaranteed Interest Account. See PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS -- SPECIAL RULES APPLICABLE TO PLANS THAT MAY INVEST IN THE BOND FUND, for circumstances in which a revised rate might be declared. Such revised rate will reflect market interest rates for money market instruments and other short-term investments existing at the time any such amount is contributed or transferred to the Guaranteed Interest Account without regard to any previously declared minimum rate.

THE CURRENT RATE OF INTEREST FOR 1997, AND THE 1998 AND 1999 MINIMUM RATES OF INTEREST GUARANTEED FOR EACH CLASS, ARE STATED IN THE PROPOSAL DOCUMENTS SUBMITTED TO SPONSORS OF PROSPECTIVE RIA EMPLOYER PLANS. The establishment of new classes will not decrease the rates applicable to employer plans already assigned to a previous class. The effective current rate for 1998 and the minimum rates effective for calendar years 1999 and 2000 will be declared in December 1997.

CLASSES OF EMPLOYER PLANS

We assign an employer plan to a "class" of employer plans upon its participation in the Master Retirement Trust in order to facilitate the determination of current and minimum guaranteed rates of interest that are applicable for that employer plan participating in our Guaranteed Interest Account. The initial class of employer plans to which an employer plan is assigned will depend on the adoption effective date.

However, we reserve the right to, at any time during a calendar year, (1) close a class and begin a new class for employer plans adopting the Master Retirement Trust during the balance of the calendar year or (2) combine two or more classes of employer plans. When we begin a new class of employer plans or combine two or more classes of employer plans we will not decrease the "current" or "minimum" guaranteed rates of interest for a class once those rates have been declared.

CHARGES AND FEES

The ongoing operations fee, contingent withdrawal charge, loan fee, PRS charge, annuity benefit charge and the charge for applicable state taxes discussed in
PART II -- CHARGES AND FEES apply to employer plan balances maintained in the Guaranteed Interest Account. The loan fee is applied on the Transaction Date that the loan amount is paid out of the Guaranteed Interest Account.

DEFERRED PAYOUT PROVISION

With respect to trustee-directed employer plans which are terminating their RIA Contract, there is a deferred payout provision. Under that provision, we can defer payment of the employer plan balance held in the Guaranteed Interest Account less the contingent withdrawal charge by paying out the balance in six installments over five years. During the deferred payout period, the balances upon which we defer payment continue to earn the current interest rate declared for each year. The ongoing operations fee continues to be deducted monthly from the balance during the deferred payout period.

When the deferred payout provision is imposed, any trustee-directed employer plan benefits becoming due during the deferred payout period will not be paid from the employer plan balance in the Guaranteed Interest Account but, if sufficient funds are available, would be paid from the new funding vehicle for the trustee-directed employer plan. Participant-directed employer plans are not subject to the deferred payout provision.

                                              ILLUSTRATION OF DEFERRED PAYOUT PROVISION
------------------------------------------------------------------------------------------------------------------------------------
TRANSACTION DATE        END OF YEAR 1         END OF YEAR 2          END OF YEAR 3         END OF YEAR 4         END OF YEAR 5
------------------------------------------------------------------------------------------------------------------------------------
 Guaranteed Interest Account
 Plan Assets
-Withdrawal Charge
------------------
Distribution Amount 1
Dist. Amt. 1 = 1st Payment
------------
       6
Dist. Amount 1
-1st payment
------------
     Balance 1  ---]  Balance 1
                      + Interest
                      - Operations Fee
                      ----------------
                      Distribution Amount 2
                      Dist. Amt. 2 = 2nd Payment
                      ------------
                            5
                      Dist. Amount 2
                      - 2nd payment
                      -------------
                           Balance 2  ---]  Balance 2
                                             + Interest
                                             - Operations Fee
                                             ----------------
                                             Distribution Amount 3
                                             Dist. Amt. 3 = 3rd Payment
                                             ------------
                                                  4
                                             Dist. Amount 3
                                             - 3rd payment
                                             -------------
                                                  Balance 3  ---]  Balance 3
                                                                   + Interest
                                                                   - Operations Fee
                                                                   ----------------
                                                                   Distribution Amount 4
                                                                   Dist. Amt. 4 = 4th Payment
                                                                   ------------
                                                                         3
                                                                   Dist. Amount 4
                                                                   - 4th payment
                                                                   -------------
                                                                        Balance 4  ---]  Balance 4
                                                                                         + Interest
                                                                                         - Operations Fee
                                                                                         ----------------
                                                                                         Distribution Amount 5
                                                                                         Dist. Amt. 5 = 5th Payment
                                                                                         ------------
                                                                                              2
                                                                                         Dist. Amount 5
                                                                                         - 5th payment
                                                                                         -------------
                                                                                              Balance 5  ---]  Balance 5
                                                                                                               + Interest
                                                                                                               - Operations Fee
                                                                                                               ----------------
                                                                                                               Final Distribution

--------------------------------------------------------------------------------

               PART V -- PROVISIONS OF RIA AND RETIREMENT BENEFITS

--------------------------------------------------------------------------------

CONTRIBUTIONS; FREQUENCY AND AMOUNT

When RIA is utilized as the exclusive investment funding vehicle for the assets of an employer plan, the annual aggregate amount of contributions must be at least $10,000 (EXCLUSIVE FUNDING EMPLOYER PLAN).

In our sole discretion, RIA may also be utilized as a partial investment funding vehicle for employer plans. In such cases, the aggregate amount of contributions in the initial participation year must be at least $50,000 and the annual aggregate amount of contributions thereafter must be at least $25,000 (PARTIAL FUNDING EMPLOYER PLANS). There is no required minimum for the amount of each contribution where employer plan contributions are made on a basis more frequent than annually. The total amount of contributions under an employer plan is limited by law. See PART VII -- TAX CONSIDERATIONS.

ROLLOVER OR TRANSFER FROM A PLAN

An employer can change the funding of an existing plan to use RIA.

Before making a change, the following should be carefully considered:

o The comparative costs and benefits under existing funding arrangements and under RIA; and

o The amendments or changes that may have to be made in the plan if funds are transferred.

To make a rollover or transfer to RIA, funds must be in cash. Therefore, any assets accumulated under an existing plan will have to be liquidated for cash.

SELECTING INVESTMENT OPTIONS

An employer can elect to fund the employer plan with any number of the Investment Options available under the Contracts. Generally, for participant-directed plans, if the employer elects to fund the employer plan by selecting any of the Intermediate Government Securities, Quality Bond, High Yield or Conservative Investors Funds and intends for the employer plan to comply with the requirements of ERISA Section 404(c), the employer should also select the Money Market Fund. If the employer intends for the employer plan to comply with ERISA Section 404(c) and none of the Money Market, Intermediate Government Securities, Quality Bond, High Yield or Conservative Investors Funds is selected, the employer should elect the Guaranteed Interest Account as a funding option. If the employer selects any of the Money Market, Bond, Intermediate Government Securities, Quality Bond, High Yield or Conservative Investors Funds and the Guaranteed Interest Account, certain restrictions will apply to transfers out of the Guaranteed Interest Account. The Bond Fund is available only to employer plans that signed an Agreement to participate in that Fund prior to June 1, 1994, and special transfer rules apply for these employer plans. See SPECIAL RULES APPLICABLE TO PLANS THAT MAY INVEST IN THE BOND FUND in this Section. If the Employer adds any of the Investment Funds of Separate Account No. 51, the Bond Fund will no longer be subject to any transfer restrictions. However, transfers out of the Guaranteed Interest Account will be subject to certain restrictions. See TRANSFER PROVISIONS in this Section.

ALLOCATION CHOICES

Contributions may be allocated to the Investment Options by dollar amounts or in any whole number percentages that total 100% in accordance with the allocation instructions on file.

In addition to our rules, allocation changes may be subject to employer plan provisions which may limit or disallow such movements. Allocation changes may be made without charge.

EXCEPT AS PROVIDED BELOW IN CONNECTION WITH TRUSTEE-DIRECTED PLANS, AMOUNTS TO BE ALLOCATED TO AN INVESTMENT OPTION TO EFFECTUATE PERMITTED CONTRIBUTION ALLOCATION CHANGES WILL BE EFFECTIVE ON THE TRANSACTION DATE.

For allocations to the Guaranteed Interest Account in connection with trustee-directed plans, any proposed change in an employer plan's contribution allocation must be provided to us by written notice at least 60 days before the effective date of the proposed change.

TRANSFER PROVISIONS

Transfers of accumulated amounts among the Investment Options will be permitted at any time and in any amount, subject to the transfer limitations described in this section. In addition to our rules, transfers among the Investment Options may be subject to employer plan provisions which may limit or disallow such movements. Transfers among the Investment Options may be made without charge.

Under certain situations, amounts transferred out of the Guaranteed Interest Account during the calendar quarter in which the request is made and the three preceding calendar quarters (TRANSFER PERIOD) are subject to a transfer limitation described in this section.

PARTICIPANT-DIRECTED EMPLOYER PLANS THAT HAVE ELECTED THE PRS: If the employer elects to fund the employer plan with the Guaranteed Interest Account and the Money Market, Bond, Intermediate Government Securities, Quality Bond, High Yield or Conservative Investors Funds, during any transfer period, the maximum amount that may be transferred by a participant from the Guaranteed Interest Account is equal to the greater of: (i) 25% of the amount the participant had in the Guaranteed Interest Account as of the last calendar day of the prior calendar year and (ii) the total of all amounts the participant transferred out of the Guaranteed Interest Account during the prior calendar year. Generally, this means that new participants will not be able to transfer amounts out of the Guaranteed Interest Account during the first calendar year of their participation under the Contract.

If assets have been transferred from another funding vehicle by the Employer, the participant, for the remainder of that calendar year, may transfer to the Funds up to 25% of such transferred amount that the participant initially allocated to the Guaranteed Interest Account.

PARTICIPANT-DIRECTED EMPLOYER PLANS THAT HAVE NOT ELECTED THE PRS: If the employer elects to fund the employer plan with the Guaranteed Interest Account and the Money Market, Bond, Intermediate Government Securities, Quality Bond, High Yield or Conservative Investors Funds, during any transfer period the maximum amount that may be transferred from the Guaranteed Interest Account is equal to the greater of: (i) 25% of the amount the employer plan had in the Guaranteed Interest Account as of the last calendar day of the prior calendar year and (ii) the total of all amounts the employer plan transferred out of the Guaranteed Interest Account during the prior calendar year. The employer plan is responsible for monitoring this transfer limitation.

If assets have been transferred from another funding vehicle by the Employer, the trustee on behalf of the participant, for the remainder of that calendar year, may transfer to the Funds up to 25% of such transferred amount that was initially allocated to the Guaranteed Interest Account.

TRUSTEE-DIRECTED PLANS: Transfers of accumulated amounts among the Investment Options will be permitted as determined by us in our sole discretion only.

If assets have been transferred from another funding vehicle by the Employer, the plan trustee, for the remainder of that calendar year may transfer to an Investment Option up to 25% of such transferred amount that was initially allocated to the Guaranteed Interest Account.

SPECIAL RULES APPLICABLE TO PLANS
THAT MAY INVEST IN THE BOND FUND

The Bond Fund is available only to Participant-directed employer plans that signed an agreement to participate in that Fund prior to June 1, 1994. Special transfer rules, described below, apply to these employer plans when none of the Investment Funds of Separate Account No. 51 is available (OLD EMPLOYER PLANS). If the Employer for an old employer plan adds any of the Investment Funds of Separate Account No. 51, the Bond Fund will no longer be subject to any transfer restrictions. However, transfers out the Guaranteed Interest Account will be subject to certain restrictions. See TRANSFER PROVISIONS in this Section.

TRANSFERS TO THE BOND FUND: Except as described below, a plan participant in an old employer plan may elect to transfer to the Bond Fund any whole percentage up to and including 100% of the amounts arising from participant-directed contributions that are held on behalf of the plan participant under any other Investment Option. Requests to transfer amounts to the Bond Fund will be processed only if, on the Transaction Date with respect to such transfer, the current guaranteed interest rate with respect to the employer plan's Guaranteed Interest Account is higher than the then-current benchmark treasury rate.

A BENCHMARK TREASURY RATE will be determined on the Business Day coinciding with or last preceding the 10th day of each month and will be applicable to transfer requests with Transaction Dates that occur on or after the 16th day of the month but before the 16th day of the immediately following month. The BENCHMARK TREASURY RATE will be equal to the Five Year Constant Maturity rate (as published in Federal Reserve Statistical Release H.15) for the Business Day on which the rate is determined. The benchmark treasury rate can also be obtained via a daily tape recording which can be accessed by calling the RIA Service Office at 1-800-967-4560.

If we receive a request for a transfer of amounts into the Bond Fund that would occur on a Transaction Date on which such a transfer is not permitted, we will not process the transfer and will so notify the Employer within four Business Days. We will not redirect the transfer to another Investment Option and will not maintain any record of such request for future processing.

TRANSFERS FROM THE BOND FUND: Except as described below, a plan participant in an old employer plan may elect to transfer any whole percentage (up to and including 100%) of the amounts held in the Bond Fund on behalf of such participant to one, or any combination, of the other Investment Options.

RESTRICTIONS AFFECTING THE GUARANTEED INTEREST ACCOUNT: We reserve the right to declare a lower revised interest rate (see PART IV -- THE GUARANTEED INTEREST ACCOUNT -- CURRENT AND MINIMUM INTEREST RATES) applicable only to new contributions and transfers (ALLOCATIONS) being made to the Guaranteed Interest Account from any Fund available under the employer plan, if all of the following conditions exist:

-- on the Transaction Date with respect to the allocation, the aggregate amount held in the Bond Fund with respect to all employer plans comprising Equitable Life's Small Pension book of business is at least 10% of the aggregate amount then held under all the contracts which fund those plans;

-- on the Transaction Date with respect to the allocation, the otherwise applicable "current" guaranteed interest rate with respect to the employer plan's Guaranteed Interest Account exceeds the benchmark treasury rate by at least 0.75%; and

-- prior allocations to the Guaranteed Interest Account for the employer plan during that calendar year equal or exceed 110% of the average annual allocations to the Guaranteed Interest Account for the employer plan during the three immediately preceding calendar years.

If we declare a revised rate the employer or plan trustee may, by written notice, withdraw all or part of the amount that would be credited with such lower revised rate, without deduction of the contingent withdrawal charge. The investment, for the remainder of the calendar year, of such withdrawn or returned amounts in a funding vehicle other than RIA shall not be considered a violation of an employer plan's exclusive funding obligation provided such amount is contributed to RIA at the beginning of the following calendar year.

LOAN PROVISION

Loans to plan trustees on behalf of participants are permitted in our RIA program. It is the plan administrator's responsibility to administer the loan program. See PART VII -- TAX AND ERISA CONSIDERATIONS.

The following are important features of the RIA loan provision.

o A loan will be permitted only from the Guaranteed Interest Account. If the amount requested to be bor-
    rowed plus the loan fee and loan reserve we discuss below is more than the amount available in the Guaranteed Interest Account for the loan transaction, the employer can move the additional amounts necessary from one or more Funds to the Guaranteed Interest Account.

o The plan administrator determines the interest rate, the maximum term and all other terms and conditions of the loan.

o Repayment of loan principal and interest can be made only to the Guaranteed Interest Account. The employer must identify the portion of the repayment amount which is principal and which is interest.

o Upon repayment of a loan amount, any repayment of loan principal and loan reserve (see below) taken from one or more Funds for loan purposes may be moved back to a Fund.

o We charge a loan fee in an amount equal to 1% of the loan principal amount on the Transaction Date a loan is made. The Contingent Withdrawal Charge will be applied to any unpaid principal, as if the amount had been withdrawn on the day the principal payment was due. See PART II -- CHARGES AND FEES.

o The minimum amount of a loan for a participant is $1,000, and the maximum amount is 90% of the balances in all the Investment Options for a participant. An employer plan, the Code and the Department of Labor (DOL) (as described in PART VII -- TAX AND ERISA CONSIDERATIONS) may impose additional conditions or restrictions on loan transactions.

o On the Transaction Date a loan is made, we create a loan reserve account in the Guaranteed Interest Account in an amount equal to 10% of the loan amount. The 10% loan reserve is intended to cover (1) the ongoing operations fee applicable to amounts borrowed, (2) the possibility of our having to deduct applicable contingent withdrawal charges (see PART II -- CHARGES AND
    FEES) and (3) the deduction of any other withholdings, if required. The loan amount will not earn any interest under the Contracts while the loan is outstanding. The amount of the loan reserve will continue to earn interest at the Guaranteed Interest Account rate applicable for the employer plan.

o The ongoing operations fee will apply to the sum of the Investment Option balances (including the loan reserve) plus any unpaid loan principal. If the employer plan is terminated or any amount is withdrawn, or if any withdrawal from RIA results in the reduction of the 10% loan reserve amount in the Guaranteed Interest Account, during the time a loan is outstanding, the contingent withdrawal charge will be applied to any principal loan balances outstanding as well as to any employer plan balances (including the loan reserve) in the Investment Options. See PART II -- CHARGES AND FEES.

BENEFIT PAYMENTS GENERAL

Subject to the provisions of an employer plan, proceeds for the participant may be applied to any one of the following benefit choices offered by RIA:

o   purchase of one of our annuities;

o   lump sum distribution;

o use of part of the proceeds to purchase one of our annuities with the balance to be paid as a lump sum; or

o   permitted cash withdrawal.

The amount used to purchase any one form of annuity under the Contracts, net of all applicable charges and fees, must be at least $3,500. See PART II -- CHARGES AND FEES-- CONTINGENT WITHDRAWAL CHARGE.

We require that the amount of any benefit distribution from an employer plan that uses RIA as a partial investment funding vehicle be in proportion to the amount of plan assets held in RIA unless some other method is specifically agreed upon in writing between Equitable and the trustees of the employer plan.

CASH DISTRIBUTIONS

Requests for cash distributions must be made to us on an aggregate as opposed to a participant-by-participant basis, except for employer plans using the PRS. See
PART VIII -- PARTICIPANT RECORDKEEPING SERVICES (OPTIONAL). Distribution checks are made payable to the trustees of the plan. The plan trustees are responsible for distribution of funds to the participant or other payee and for any applicable Federal and state income tax withholding and reporting. See PART VII -- TAX AND ERISA CONSIDERATIONS.

ANNUITY BENEFITS

Subject to the provisions of an employer plan, we have available under RIA the following forms of fixed annuities.

o LIFE ANNUITY: An annuity which guarantees a lifetime income to the retired employee-participant (ANNUITANT) and ends with the last monthly payment before the annuitant's death. There is no death benefit associated with this annuity form and it provides the highest monthly amount of any of the guaranteed life annuity forms. If this form of annuity is selected, it is possible that only one payment will be made if the annuitant dies after that payment.

o LIFE ANNUITY-PERIOD CERTAIN: This annuity form guarantees a lifetime income to the annuitant and, if the annuitant dies during a previously selected minimum payment period, continuation of payments to a designated beneficiary for the balance of the period. The minimum period is usually 5, 10, 15 or 20 years.

o LIFE ANNUITY-REFUND CERTAIN: This annuity form guarantees a lifetime income to the annuitant and, if the annuitant dies before the initial single premium has been recovered, payments will continue to a designated beneficiary until the single premium has been recovered. If no beneficiary survives the annuitant, the refund will be paid in one lump sum to the estate.

o PERIOD CERTAIN ANNUITY: Instead of guaranteed lifetime income, this annuity form provides for payments to the annuitant over a specified period, usually 5, 10, 15 or 20 years, with payments continuing to the designated beneficiary for the balance of the period if the annuitant dies before the period expires.

o QUALIFIED JOINT AND SURVIVOR LIFE ANNUITY: This annuity form guarantees lifetime income to the annuitant, and, after the annuitant's death, the continuation of income to the surviving spouse. Generally, unless a married annuitant elects otherwise with the written consent of his spouse, this will be the form of annuity payment. If this form of annuity is selected, it is possible that only one payment will be made if both the annuitant and the spouse die after that payment.

All of the forms outlined above (with the exception of Qualified Joint and Survivor Life Annuity) are available as either Single or Joint life annuities. We offer other forms not outlined here. Your Agent can provide details.

AMOUNT OF FIXED-ANNUITY PAYMENTS

Our forms of a fixed annuity provide monthly payments of specified amounts. Fixed-annuity payments, once begun, will not change. The size of payments will depend on the form of annuity that is chosen, our annuity rate tables in effect when the first payment is made, and, in the case of a life income annuity, on the annuitant's age. The tables in our Contracts show monthly payments for each $1,000 of proceeds applied under an annuity. If our annuity rates in effect on the annuitant's retirement date would yield a larger payment, those current rates will apply instead of the tables. Our annuity rate tables are designed to determine the amounts required for the annuity benefits elected and for administrative and investment expenses and mortality and expense risks. Under our Contracts we can change the annuity rate tables every five years. Such changes would not affect annuity payments being made.

PAYMENT OF ANNUITY

Amounts in the Funds to be applied to retirement benefits are made available by the redemption of Units. The proceeds, plus any amounts in the Guaranteed Interest Account, less a $175 ADMINISTRATIVE CHARGE and PREMIUM TAX CHARGE, if applicable, are applied to purchase the form of distribution selected.

ASSIGNMENT AND ALIENATION

The employer plan balances and rights under RIA cannot be assigned, sold, alienated, discounted or pledged as collateral for a loan or other obligation to any party (this reference to a loan does not apply to a loan discussed above under LOAN PROVISION), except to the extent allowed by law for a Qualified Domestic Relations Order (QDRO), as that term is defined in the Code.

CREDITORS' CLAIMS

Proceeds payable under our Contracts cannot be assigned or encumbered by the payee.

All proceeds under our Contracts will be paid free from the claims of creditors to the extent allowed by law.

WHEN WE PAY PROCEEDS

Application of proceeds to an annuity and payments or withdrawals out of the Investment Options ordinarily will be made promptly after the Transaction Date. However, we can defer payments, applications and withdrawals from the Funds for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets of the Funds is not reasonably practicable because of an emergency. We may also defer withdrawals from the Funds for up to 60 days and pay any withdrawals from the plan in installments in order to protect the interests of the other contract holders in a Fund.

PERIODIC REPORTS

We send the employer a report each quarter that shows transactions in the Investment Options during the quarter for the employer plan, the number of Units in the Funds credited to the employer plan, the Unit values and the balances in all of the Investment Options as of the end of the quarter.

The employer will also receive an annual report and a semi-annual report containing financial statements of the Funds and a list of the Funds' or Trust's portfolio securities.

The  employer   automatically  receives  a  confirmation  notice  following  the processing of a financial Investment Option transaction.

IF A PLAN FAILS TO QUALIFY

If an employer plan fails to maintain its qualification under the Code, we can terminate the employer plan's participation under RIA. If we terminate the employer plan's participation under RIA, we will withdraw the employer plan balances from the Investment Options, less applicable charges and fees and any outstanding loan balances, and pay the amounts to the trustees of the plan.

MODIFICATION OR CONTRACT
DISCONTINUANCE/TERMINATION

The Contracts are group annuity contracts which may be modified between us and United States Trust Company under the Master Retirement Trust agreement and, by such agreement, have been amended from time to time. However, no change to the Contracts can reduce annuities in the course of payment.

The trustee under the Master Retirement Trust agreement at any time upon notice to us may resign and we may appoint a successor trustee.

We can discontinue offering RIA at any time. Discontinuance of RIA would not affect annuities in the course of payment, but no further contributions would be accepted by us. The employer may elect to maintain Investment Options balances with us to provide annuity benefits in accordance with the terms of the Contracts. The employer may elect to discontinue the participation of the employer plan in RIA at any time upon advance written notice to us. WE MAY ELECT, UPON WRITTEN NOTICE TO THE EMPLOYER, TO DISCONTINUE THE PARTICIPATION OF THE EMPLOYER PLAN IN RIA IF (1) THE EMPLOYER FAILS TO COMPLY WITH ANY TERMS OF THE MASTER RETIREMENT TRUST, (2) THE EMPLOYER FAILS TO MAKE THE REQUIRED MINIMUM CONTRIBUTIONS, (3) AS MAY BE AGREED UPON IN WRITING BETWEEN EQUITABLE LIFE AND THE EMPLOYER IF THE PLAN FAILS TO MAINTAIN MINIMUM AMOUNTS OF FUNDS INVESTED IN RIA, OR (4) THE EMPLOYER FAILS TO COMPLY WITH ANY REPRESENTATIONS AND WARRANTIES MADE BY THE EMPLOYER, TRUSTEES OR EMPLOYER PLAN TO EQUITABLE LIFE IN CONNECTION WITH THE EMPLOYER PLAN'S PARTICIPATION IN RIA. See PART I -- RIA SUMMARY -- PARTICIPATION AND FUNDING REQUIREMENTS.

At any time on or after the participation of the employer in RIA has been discontinued, we may withdraw the entire amount of the employer plan assets held in the Investment Options, and pay them to the trustee of the employer plan, subject to our right to defer payout of amounts held in the Guaranteed Interest Account, less any applicable charges and fees and outstanding loan balances. See
PART II -- CHARGES AND FEES and PART IV -- THE GUARANTEED INTEREST ACCOUNT.

Reference is made to copies of the Contracts, as amended and modified, which have been filed as an exhibit to our Registration Statement, as amended from time to time, and which are incorporated by reference herein.

--------------------------------------------------------------------------------

                        PART VI -- MISCELLANEOUS MATTERS

--------------------------------------------------------------------------------

HOW WE ARE REGULATED

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in all jurisdictions where we are authorized to do business. We submit annual reports on our operations and finances to insurance officials in these jurisdictions. The officials review our reports to be sure we are financially sound and that we are complying with applicable laws and regulations.

The Contracts have been approved by the New York State Insurance Department. Its regulation and Contract approvals do not involve any supervision of the investment policies of the Funds or the selection of investments except to determine compliance with New York insurance laws.

We are also subject to various Federal securities laws and regulations. However, this does not involve supervision by the SEC of us or of the management or investment practices or policies of the Funds or the Trust portfolios.

We are registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. (NASD). We offer RIA through our Agents who are licensed by state insurance officials and, where necessary, qualified by the NASD.

COMMISSIONS AND SERVICE FEES

Our Agents who assist in establishing an employer plan in RIA and providing necessary services (not including recordkeeping services) are entitled to receive commissions and service fees from us, which are paid to Agents and are not in addition to the fees and charges we describe under PART II -- CHARGES AND FEES. Any service fees paid to Agents are contingent upon their providing service satisfactory to us.

While the charges and fees we receive from a RIA employer plan initially may be less than the commissions and service fees paid to Agents by us, it is expected that over time those charges and fees will be adequate to cover all expenses.

CERTAIN RETIREMENT PLANS THAT USE RIA MAY ALLOW EMPLOYER PLAN ASSETS TO BE USED IN PART TO BUY LIFE INSURANCE POLICIES RATHER THAN APPLYING ALL OF THE CONTRIBUTIONS TO RIA. Our Agents will receive commissions on any such Equitable Life life insurance policies at standard rates. These commissions are subject to regulation by state law and are at rates higher than those applicable to commissions payable for placing an employer plan under RIA.

COPIES OF THE MASTER RETIREMENT TRUST AGREEMENT

We give a copy of the Master Retirement Trust and participation agreement to the employer before the participation agreement is signed. It is recommended that the contents of the Master Retirement Trust and participation agreement be fully understood before the participation agreement is signed. Consultation with independent financial counsel or tax counsel regarding the suitability of the Master Retirement Trust and participation agreement is advisable, as we are not permitted to give such advice.

FIDUCIARIES

We are registered as an investment adviser under the Investment Advisors Act of 1940, and we acknowledge that we are an investment manager and a fiduciary, as defined in ERISA, with respect to employer plan assets that are allocated to the Bond, Balanced, Common Stock and Aggressive Stock Funds under RIA.

ACCEPTANCE

The employer or plan sponsor, as the case may be, is solely responsible for determining whether RIA is a suitable funding vehicle and should, therefore, carefully read the prospectus and installation materials before the participation agreement is signed.

VOTING RIGHTS

No voting rights apply to any of the Separate Accounts or the Guaranteed Interest Account. As legal owners of the shares of the Trust held in Separate Account No. 51 which invests in the Trust, however, we have the right to vote on certain matters. The Trust is not required to hold annual meetings of shareholders and may elect not to do so. If a meeting of shareholders is held, they may vote on such matters as election of directors and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the Trust allocated to the Investment Funds of Separate Account No. 51 in accordance with instructions received from employers, participants or trustees, as the case may be, in the respective Investment Funds of Separate Account No. 51. Each participant for whom we maintain records and, in other cases, the employer or trustee, will be allowed to instruct us on how to vote shares of the Trust in proportion to their interest in the Investment Funds of Separate Account No. 51 as of the record date for the shareholder meeting. If we do not receive instructions in time from all shareholders, we will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. If you invest in Separate Account No. 51, you will receive periodic reports relating to the Trust and proxy material together with a voting instruction form, in connection with shareholder meetings.

Currently, we control the Trust. Trust shares are held by other separate accounts of ours and by separate accounts of insurance companies affiliated and unaffiliated with us. Shares held by these separate accounts will generally be voted according to the instructions of the owners of insurance policies and contracts funded through those separate accounts, thus diluting the effect of your voting instructions.

OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Funds as permitted by applicable law. If necessary, we will seek approval by participants in RIA.

We have reserved all rights to our corporate name or any part of it. We may allow our Funds and other entities to use our name but we may also withdraw this right.

We may unilaterally amend or modify the Contracts or the Master Retirement Trust without the consent of the employer or plan sponsor, as the case may be, in order to keep the Contracts or the Master Retirement Trust in compliance with law.

LEGAL PROCEEDINGS

We are engaged in various litigation. In our judgment, no litigation is of material importance to our total assets.

EXPERTS

The financial statements as of December 31, 1996 and for each of the two years in the period then ended included in the SAI for Separate Account Nos. 13, 10, 4 and 3 and the condensed financial information for each of the three years in the period ended December 31, 1996 and the Separate Account No. 51 condensed financial information for each of the two years in the period ended December 31, 1995 included in this prospectus and the financial statements as of December 31, 1996 and for each of the two years in the period then ended included in the SAI for Equitable Life have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE TO GET ADDITIONAL INFORMATION

We have filed with the SEC a registration statement relating to the Units and the offering described in this prospectus and augmented with the information in the related SAI. The registration statement, which is required by the Securities Act of 1933, contains additional information that is not required in this prospectus or SAI under the rules and regulations of the SEC. Copies of the registration statement may be obtained from the SEC's main office in Washington, D.C. upon payment of the applicable fee.

CHANGES IN FUNDING VEHICLE

A qualified retirement plan may ordinarily change the means of funding retirement benefits. Persons contemplating such a change in order to participate in RIA should carefully consider the relative advantages and disadvantages of such a change, including, in particular, comparative cost factors and benefits available under RIA and under existing investing vehicles. Such a change may affect only future contributions or may include the transfer of funds previously contributed. If funds already invested are transferred to us, they will normally be accepted only in cash, making necessary liquidation of the assets accumulated under the existing funding media. If a transfer is contemplated, it may be advisable to study the terms of the existing funding vehicle for the employer plan, with special reference to any liquidation charges or termination costs that may be incurred.

--------------------------------------------------------------------------------

                    PART VII -- TAX AND ERISA CONSIDERATIONS

--------------------------------------------------------------------------------

Employer retirement plans that may qualify for tax-favored treatment are governed by the provisions of the Internal Revenue Code (CODE) and the Employee Retirement Income Security Act (ERISA). The Code is administered by the Internal Revenue Service (IRS). ERISA is administered primarily by the Department of Labor (DOL).

Provisions of the Code and ERISA include requirements for various features including:

o   participation, vesting and funding;

o   nondiscrimination;

o   limits on contributions and benefits;

o   distributions;

o   penalties;

o   duties of fiduciaries;

o   prohibited transactions; and

o   withholding, reporting and disclosure.

IT IS THE RESPONSIBILITY OF THE EMPLOYER, PLAN TRUSTEE AND PLAN ADMINISTRATOR TO SATISFY THE REQUIREMENTS OF THE CODE AND ERISA.

This prospectus does not provide detailed tax or ERISA information. The following discussion briefly outlines the Code provisions relating to contributions to and distributions from certain tax-qualified retirement plans, although some information on other provisions is also provided. Various tax disadvantages, including penalties, may result from actions that conflict with requirements of the Code or ERISA, and regulations or other interpretations thereof, In addition, Federal tax laws and ERISA are continually under review by the Congress, and any changes in those laws, or in the regulations pertaining to those laws, may affect the tax treatment of amounts contributed to tax-qualified retirement plans or the legality of fiduciary actions under ERISA.

Certain tax advantages of tax-qualified retirement plans may not be available under certain state and local tax laws. This outline does not discuss the effect of any state or local tax laws. It also does not discuss the effect of federal estate and gift tax laws (or state and local estate, inheritance and other similar tax laws). This outline assumes that the participant does not participate in any other qualified retirement plan. Finally, it should be noted that many tax consequences depend on the particular jurisdiction or circumstances of a participant or beneficiary.

THE PROVISIONS OF THE CODE AND ERISA ARE HIGHLY COMPLEX, FOR COMPLETE INFORMATION ON THESE PROVISIONS, AS WELL AS ALL OTHER FEDERAL, STATE, LOCAL AND OTHER TAX CONSIDERATIONS, QUALIFIED LEGAL AND TAX ADVISERS SHOULD BE CONSULTED.

TAX ASPECTS OF CONTRIBUTIONS TO A PLAN

Corporations, partnerships and self-employed individuals can establish qualified plans for the working owners and their employees who participate in the plan. Qualified plans established by partnerships and sole proprietorships are frequently referred to as "Keogh" plans. The trustee or plan administrator may make contributions on behalf of the plan participants which are deductible from the employer's Federal gross income. Employer contributions which exceed the amount currently deductible are subject to a 10% penalty tax. There are special rules for corporate plans and Keogh plans which are top heavy plans (i.e., more than 60% of the contributions or benefits are allocated to certain highly compensated employees otherwise known as key employees).

The limits on the amount of contributions that can be made and/or forfeitures that can be allocated to each participant in defined contribution plans is the lesser of $30,000 or 25% of the compensation or earned income for each participant. The employer may not consider compensation in excess of $160,000 in calculating contributions or benefits to the plan. This amount may be adjusted for cost of living changes in future years. For self-employed individuals, earned income is defined so as to exclude deductible contributions made to all tax-qualified retirement plans, including Keogh plans, and takes into account the deduction for one-half the individual's self-employment tax. Deductions for aggregate contributions to profit-sharing plans may not exceed 15% of all participants' compensation.

Special limits on deductions for contributions to one or more defined contribution plans and one or more defined benefit plans are in effect through 1999, but will be eliminated thereafter. Special limits on contributions apply to anyone who participates in more than one qualified plan or who controls another trade or business. In addition, there is an overall limit on the total amount of contributions and benefits under all tax-qualified retirement plans in which an individual participates.

The deductible limits for corporate plans and Keogh plans which are defined benefit plans are based on the minimum funding standard determined by the plan actuary each year. No participant can receive a benefit which exceeds the lesser of (i) $90,000 ($125,000 as indexed for inflation for the 1997 plan year) or
(ii) 100% of the participant's average compensation for the consecutive three-year period which results in the highest such average. The $90,000 limit is actuarially reduced for participants retiring prior to the social security retirement age and actuarially increased for participants retiring after the social security retirement age. Special grandfathering rules apply to certain participants whose benefits exceed the $90,000 limit.

A qualified plan may allow the participant to direct the employer to make contributions which will not be in-cluded in the employee's income (elective deferrals) by entering into a salary reduction agreement with the employer under Section 401(k) of the Code. The 401(k) plan, otherwise known as a cash or deferred arrangement, must not allow withdrawals of elective deferrals and the earnings thereon prior to the earliest of the following events: (i) attainment of age 59 1/2, (ii) death, (iii) disability, (iv) certain business dispositions and plan terminations or (v) termination of employment. In addition, in service withdrawals of elective deferrals (but not earnings after 1988) may be made in the case of financial hardship.

A participant cannot elect to defer annually more than $7,000 ($9,500 as indexed for inflation in 1997) under all salary reduction arrangements in which the individual participates.

A qualified plan must not discriminate in favor of highly compensated employees. Two special nondiscrimination rules limit contributions and benefits for highly compensated employees in the case of (1) a 401(k) plan and (2) any defined contribution plan, whether or not a 401(k) plan, which provides for employer matching contributions to employee after-tax contributions or elective deferrals. Generally, these nondiscrimination tests require an employer to compare the deferrals or the aggregate contributions, as the case may be, made by the eligible highly compensated employees with those made by the non-highly compensated employees, although alternative simplified tests will be available in 1999. Highly compensated participants include five percent owners, employees earning more than $80,000 for the prior year and employees who are in the top 20% of all employees based on compensation.

However, beginning in 1997, 401(k) plans can adopt a "Simple 401(k)" feature which will enable the plan to meet nondiscrimination requirements without testing. The Simple 401(k) feature requires the plan to meet specified contribution, vesting and exclusive plan requirements.

TAX ASPECTS OF DISTRIBUTIONS FROM A PLAN

Amounts held under qualified plans are generally not subject to Federal income tax until benefits are distributed to the participant or other recipient. In addition, there will not be any tax liability for transfers of any part of the value of an employer plan among the Investment Options.

The various types of benefit payments include withdrawals, annuity payments and lump sum distributions. Each benefit payment made to the participant or other recipient is generally fully taxable as ordinary income. An exception to this general rule is made, however, to the extent a distribution is treated as a recovery of after-tax contributions made by the participant.

In addition to income tax, the taxable portion of any distribution may be subject to a 10% penalty tax. See "Penalty Tax on Premature Distributions" in this Section.

Income Taxation of Withdrawals

The amount of any partial distribution prior to the annuity starting date is treated as ordinary income except to the extent the distribution is treated as a withdrawal of after-tax contributions. Withdrawals from a qualified plan are normally treated as pro rata withdrawals of after-tax contributions and earnings on those contributions. If the plan allowed withdrawals prior to separation from service as of May 5, 1986, however, all after-tax contributions made prior to January 1, 1987 may be withdrawn tax-free prior to withdrawing any taxable amounts.

As discussed in this Section in "Certain Rules Applicable to Plan Loans," taking a loan or failing to repay an outstanding loan as required may, in certain situations, be treated as a taxable distribution.

Income Taxation of Annuity Payments

In the case of a distribution in the form of an annuity, the amount of each annuity payment is treated as ordinary income except where the participant has a cost basis in the annuity.

The cost basis is equal to the amount of after-tax contributions, plus any employer contributions that had to be included in gross income in prior years. If the participant has a cost basis in the annuity, a portion of each payment received will be excluded from gross income to reflect the return of the cost basis. The remainder of each payment will be includable in gross income as ordinary income. The excludable portion is based on the ratio of the participant's cost basis in the annuity on the annuity starting date to the expected return, generally determined in accordance with a statutory table, under the annuity as of such date. The full amount of the payments received after the cost basis of the annuity is recovered is fully taxable. If there is a refund feature under the annuity, the beneficiary of the refund may recover the remaining cost basis as payments are made. If the participant (and beneficiary under a joint and survivor annuity) die prior to recovering the full cost basis of the annuity, a deduction is allowed on the participant's (or beneficiary's) final tax return.

Income Taxation of Lump Sum Distributions

If benefits are paid in a lump sum, the payment may be eligible for the special tax treatment accorded lump sum distributions. Under the five-year averaging method (and in certain cases, favorable ten-year averaging and long-term capital gain treatment), the tax on the distribution is calculated separately from taxes on other income for that year. To qualify, the participant must have participated in the plan for at least five years and the distribution must consist of the entire balance to the credit of the participant. The distribution must be made in one taxable year of the recipient and must be made (i) after the participant has attained age 59 1/2 or (ii) on account of tHe participant's (a) death, (b) separation from service (not applicable to self-employed individuals) or (c) disability (applicable only to self-employed individuals). This provision will be eliminated after December 31, 1999.

Eligible Rollover Distributions

Many types of distributions from qualified plans are "eligible rollover distributions" that can be rolled over directly to another qualified plan or an individual retirement arrangement (IRA), or rolled over to another plan or IRA within 60 days of receipt by the individual. Death benefits received by a spousal beneficiary may only be rolled over into an IRA. To the extent a distribution is rolled over, it remains tax deferred. Distributions not rolled over directly, however, are subject to 20% mandatory withholding. See "Federal Income Tax Withholding" in this Section.

The taxable portion of most distributions will generally be an "eligible rollover distribution" unless the distribution is one of a series of substantially equal periodic payments made (not less frequently than annually)
(1) for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his or her designated beneficiary, or (2) for a specified period of ten years or more. Nondeductible voluntary contributions may not be rolled over.

In addition, none of the following is treated an eligible rollover distribution:

o minimum distributions required under Section 401(a)(9) of the Code (see "Distribution Requirements and Limits" below);

o certain corrective distributions in plans subject to Sections 401(k), 401(m) or 402(g) of the Code;

o certain loans that are treated as distributions under Section 72(p) of the Code;

o P.S. 58 costs (incurred if the plan provides life insurance protection for participants);

o dividends paid on employer securities as described in Section 404(k) of the Code; and

o   a distribution to a non-spousal beneficiary.

If a distribution is made to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If distributions eligible for rollover are in fact rolled over, the favorable averaging rules discussed above in "Income Taxation of Lump Sum Distributions" will not be available for any future distributions made before 2000.

Penalty Tax on Premature Distributions

An additional 10% penalty tax is imposed on all taxable amounts distributed to a participant who has not reached age 59 1/2 unless the distribution falls within a specifiEd exception or is rolled over into an IRA or other qualified plan. The specified exceptions are for (a) distributions made on account of the participant's death or disability, (b) distributions (which begin after separation from service) in the form of a life annuity or substantially equal periodic installments over the participant's life expectancy (or the joint life expectancy of the participant and the beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions used to pay certain extraordinary medical expenses.

Federal Income Tax Withholding

Mandatory Federal income tax withholding at a 20% rate will apply to all "eligible rollover distributions" unless the participant elects to have the distribution directly rolled over to another qualified plan or IRA. See the description above of "Eligible Rollover Distributions."

With respect to distributions that are not eligible rollover distributions, Federal income tax must be withheld on the taxable portion of pension and annuity payments, unless the recipient elects otherwise. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of the distribution. Special rules may apply to foreign recipients, or United States citizens residing outside the United States. If a recipient does not have sufficient income tax withheld, or make sufficient estimated income tax payments, the recipient may incur penalties under the estimated income tax rules. Recipients should consult their tax advisers to determine whether they should elect out of withholding.

Requests not to withhold Federal income tax must be made in writing prior to receiving payments and submitted in accordance with the terms of the employer plan. No election out of withholding is valid unless the recipient provides the recipient's correct taxpayer identification number and a U.S. residence address.

State Income Tax Withholding

Certain states have indicated that pension and annuity withholding will apply to payments made to residents of such states. In some states a recipient may elect out of state income tax withholding, even if Federal withholding applies. It is not clear whether such states may require mandatory withholding with respect to eligible rollover distributions that are not rolled over (as described in this Section under "Eligible Rollover Distributions"). Contact your tax adviser to see how state withholding may apply to your payment.

Distribution Requirements and Limits

Distributions from qualified plans generally must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2 (or retires from the employer (if later)). Distributions can generally be made (1) in a lump sum payment, (2) over the life of the participant, (3) over the joint lives of the participant and his or her designated beneficiary, (4) over a period not extending beyond the life expectancy of the participant or (5) over a period not extending beyond the joint life expectancies of the participant and his or her designated beneficiary. The minimum amount required to be distributed in each year after minimum distributions are required to begin is described in the Code, Treasury Regulations and IRS guidelines. If a designated beneficiary is other than a participant's spouse, certain minimum incidental benefit requirements also apply.

If the participant dies after required distribution has begun, payment of the remaining interest under the plan must be made at least as rapidly as under the method used prior to the participant's death. If a participant dies before required distribution has begun, payment of the entire interest under the plan must be completed within five years after death, unless payments to a designated beneficiary begin within one year of the participant's death and are made over the beneficiary's life or over a period certain which does not extend beyond the beneficiary's life expectancy. If the surviving spouse is the designated beneficiary, the spouse may delay the commencement of such payments up until the date that the participant would have attained age 70 1/2. Distributions received by a beneficiary are generally given the same tax treatment the participant would have received if distribution had been made to the participant.

If there is an insufficient distribution in any year, a 50% tax may be imposed on the amount by which the minimum required to be distributed exceeds the amount actually distributed. Failure to have distributions made as the Code and Treasury Regulations require may result in plan disqualification.

The Code imposes a 15% excise tax on a participant's aggregate excess distributions from all tax-favored retirement plans. The excise tax is in addition to the ordinary income tax due, but is reduced by the amount (if any) of the early distribution penalty tax imposed by the Code. This tax is temporarily suspended for distributions to the participant for the years 1997, 1998 and 1999. However, the excise tax continues to apply for estate tax purposes. In certain cases the estate tax imposed on a deceased participant's estate will be increased if the accumulated value of the participant's interest in tax-favored retirement plans is excessive. The aggregate accumulations will be subject to excise tax in 1997 if they exceed the present value of a hypothetical life annuity paying $160,000 a year.

Spousal Requirements

In the case of many corporate and Keogh plans, if a participant is married at the time benefit payments become payable, unless the participant elects otherwise with written consent of the spouse, the benefit must be paid in the form of a qualified joint and survivor annuity (QJSA). A QJSA is an annuity payable for the life of the participant with a survivor annuity for the life of the spouse in an amount which is not less than one-half of the amount payable to the participant during his or her lifetime. In addition, most loans require that a married participant's beneficiary must be the spouse, unless the spouse consents in writing to the designation of a different beneficiary.

CERTAIN RULES APPLICABLE TO PLAN LOANS

The following are Federal tax and ERISA rules that apply to loan provisions of all employer plans. Employer plans may have additional restrictions. Employers and participants should review these matters with their own tax advisers before requesting a loan. There will not generally be any tax liability with respect to properly made loans in accordance with an employer plan. A loan may be in violation of applicable provisions unless it complies with the following conditions:

o With respect to specific loans made by the plan to a plan participant, the loan administrator determines the interest rate, the maximum term and all other terms and conditions of the loan.

o In general, the term of the loan cannot exceed five years unless the loan is used to acquire the participant's primary residence.

o All principal and interest must be amortized in substantially level payments over the term of the loan, with payments being made at least quarterly.

o The amount of a loan to a participant, when aggregated with all other loans to the participant from all qualified plans of the employer, cannot exceed the greater of $10,000 or 50% of the participant's non-forfeitable accrued benefits, and cannot exceed $50,000 in any event. This $50,000 limit is reduced by the excess (if any) of the highest outstanding loan balance over the previous twelve months over the outstanding balance of plan loans on the date the loan was made.

o For loans made prior to January 1, 1987 and not renewed, modified, renegotiated or extended after December 31, 1986 the $50,000 maximum aggregate loan balance is not required to be reduced, the quarterly amortization requirement does not apply, and the term of a loan may exceed five years if used to purchase the principal residence of the participant or a member of his or her family, as defined in the Code.

o Only 50% of the participant's vested account balance may serve as security for a loan. To the extent that a participant borrows an amount which should be secured by more than 50% of the participant's vested account balance, it is the responsibility of the trustee or plan administrator to obtain the additional security.

o Loans must be available to all plan participants, former participants who still have account balances under the plan, beneficiaries and alternate payees on a reasonably equivalent basis.

o   Each  new  or  renewed  loan  must  bear  a  reasonable   rate  of  interest
    commensurate with the interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances.

o Many plans provide that the participant's spouse must consent in writing to the loan.

o Except to the extent permitted in accordance with the terms of a prohibited transaction exemption issued by DOL, loans are not available (i) in a Keogh (non-corporate plan to an owner-employee or a partner who owns more than 10% of a partnership or (ii) to 5% shareholders in an S corporation.

o If the loan does not qualify under the conditions above, the participant fails to repay the interest or principal when due, or in some instances, if the participant separates from service or the plan is terminated, the amount borrowed or not repaid may be treated as a distribution. The participant may be required to include as ordinary income the unpaid amount due and a 10% penalty tax on early distributions may apply. The plan should report the amount of the unpaid loan balance to the IRS as a distribution. See "Tax Aspects of Distributions From a Plan" in this Section.

o The loan requirements and provisions of RIA shall apply regardless of the plan administrator's guidelines.

IMPACT OF TAXES TO EQUITABLE LIFE

Under existing Federal income tax law, no taxes are payable on investment income and capital gains of the Funds that are applied to increase the reserves under the Contracts. Accordingly, Equitable Life does not anticipate that it will incur any Federal income tax liability attributable to income allocated to the variable annuity contracts participating in the Investment Funds and it does not currently impose a charge for Federal income tax on this income when it computes Unit values for the Investment Funds. If changes in Federal tax laws or interpretations thereof would result in Equitable Life being taxed, then Equitable Life may impose a charge against the Investment Funds (on some or all Contracts) to provide for payment of such taxes.

CERTAIN  RULES  APPLICABLE  TO PLANS  DESIGNED TO COMPLY WITH SECTION  404(C) OF
ERISA

Section 404(c) of ERISA, and the related DOL regulation, provide that if a plan participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the plan participant's or beneficiary's exercise of control. As a result, if the plan complies with Section 404(c) and the DOL regulation thereunder, the plan participant can make and is responsible for the results of his or her own investment decisions.

Section 404(c) plans must provide, among other things, that a broad range of investment choices are available to plan participants and beneficiaries and must provide such plan participants and beneficiaries with enough information to make informed investment decisions. Compliance with the Section 404(c) regulation is completely voluntary by the plan sponsor, and the plan sponsor may choose not to comply with Section 404(c). The RIA Program provides employer plans with the broad range of investment choices and information needed in order to meet the requirements of the Section 404(c) regulation. If the plan is intended to be a
Section 404(c) plan, it is, however, the plan sponsor's responsibility to see that the requirements of the DOL regulation are met. Equitable Life and its Agents shall not be responsible if a plan fails to meet the requirements of
Section 404(c).

--------------------------------------------------------------------------------

           PART VIII -- PARTICIPANT RECORDKEEPING SERVICES (OPTIONAL)

--------------------------------------------------------------------------------

SERVICES PROVIDED

Under the Participant Recordkeeping Services (PRS) program elected by the employer or plan trustees, we

o establish an individual participant account for each participant covered by the employer plan based on data received from the employer or trustees;

o receive and deposit contributions on behalf of participants to individual participant accounts;

o maintain for the employer records reflecting for each participant in the employer plan the contributions, transfers, loan transactions, withdrawals and investment experience and interest accrued, as applicable, on an individual participant's proportionate values in the employer plan;

o provide to the employer for its individual participants' reports reflecting the activity in the individual participant's proportionate interest in the employer plan; and

o process transfers and distributions of the participant's portion of his or her share of the employer plan assets among the Investment Options as instructed by the employer.

The employer or plan trustees are responsible for providing Equitable Life with required information and for complying with our procedures relating to the PRS program. We will not be liable for errors in recordkeeping if the information provided by the employer or plan trustee is not provided on a timely basis or is incorrect.

The  plan  administrator   retains  full   responsibility  for  the  income  tax
withholding and reporting requirements including required notices to the participants of the employer plan, as set forth in the Code and applicable Treasury Regulations.

INVESTMENT OPTIONS

The Employer must select the Guaranteed Interest Account when PRS is elected.

FEES

For this service we charge an annual fee of $25 per active participant paid in twelve equal monthly installments of $2.08. The fee is deducted from the individual participant's account at the end of each month by means of a reduction of Units out of the Investment Options and a cash withdrawal from the Guaranteed Interest Account. We retain the right to change the fee upon 30 days' notice to the employer. See PART II -- CHARGES AND FEES.

ENROLLMENT

The employer may enroll for PRS at the time the employer plan is established with us under RIA or at any time thereafter upon approval by us, at our sole discretion.

We have summarized the main features of PRS here, and participation in this aspect of the RIA program is subject to the terms set forth in the participation agreement (including any separate supplementary agreement) entered into between us and the employer.

--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------


                                TABLE OF CONTENTS

                                                                          PAGE
--------------------------------------------------------------------------------
PART I-- FUND INFORMATION..............................................      2
   General ............................................................      2
   Restrictions and Requirements of the Bond, Balanced, Common Stock
     and Aggressive Stock Funds .......................................      2
   Certain Investments of the Bond Fund ...............................      2
   How We Determine the Unit Value ....................................      4
   Summary of Unit Values .............................................      5
   Money Market Yield Information .....................................      9
   Brokerage Fees and Charges for Securities Transactions .............     10
   Ongoing Operations Fee .............................................     11
PART II -- MANAGEMENT FOR THE BOND, BALANCED, COMMON STOCK AND
   AGGRESSIVE STOCK FUNDS AND EQUITABLE LIFE ..........................     12
   Funds ..............................................................     12
   Distribution .......................................................     12
   Equitable Life .....................................................     12
     Directors ........................................................     12
     Officer-Directors ................................................     13
     Other Officers ...................................................     13
PART III-- FINANCIAL STATEMENTS .......................................     14
   Index ..............................................................     14
   Financial Statements ...............................................     14
-------------------------------------------------------------------------------

If you wish to obtain a free copy of the Statement of Additional Information, send or fax this request form to:

                      Equitable Life -- RIA Service Office
                                Attn. SAI Request
                                 200 Plaza Drive
                             Secaucus, NJ 07094-3689
                               Tel: (800) 967-4560
                                 (201) 583-2302
                 (Business Days, 9 A.M. to 5 P.M. Eastern time)
                       Fax: (201) 583-2304, 2305, or 2306

--------------------------------------------------------------------------------

Please send me a copy of the Statement of Additional Information for RIA dated March 10, 1997.


--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City                               State                                Zip Code

--------------------------------------------------------------------------------
Client Number

================================================================================

                                   [RIA LOGO]


                       SEPARATE ACCOUNT UNITS OF INTEREST
                         UNDER GROUP ANNUITY CONTRACTS

O MONEY MARKET FUND           O GROWTH & INCOME FUND        BLENDED FUNDS:
O INTERMEDIATE GOVERNMENT     O EQUITY INDEX FUND         O CONSERVATIVE INVESTORS FUND
     SECURITIES FUND          O COMMON STOCK FUND         O BALANCED FUND
O BOND FUND                   O GLOBAL FUND               O GROWTH INVESTORS FUND
O QUALITY BOND FUND           O INTERNATIONAL FUND
O HIGH YIELD FUND             O AGGRESSIVE STOCK FUND

                                       OF
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
            ---------------------------------------------------------


                               RIA SERVICE OFFICE:

                                 Equitable Life
                               RIA Service Office
                                 200 Plaza Drive
                             Secaucus, NJ 07094-3689
                              Tel.: (800) 967-4560
                                 (201) 583-2302
                         (9 A.M. to 5 P.M. Eastern time)
                       Fax: (201) 583-2304, 2305, or 2306
(To obtain pre-recorded Fund unit values, use our toll-free number listed above)


                         ADDRESS FOR CONTRIBUTIONS ONLY:

                                 Equitable Life
                                     RIA/EPP
                                 P.O. Box 13503
                                Newark, NJ 07188


                  EXPRESS MAIL ADDRESS FOR CONTRIBUTIONS ONLY:

                First Chicago National Processing Center (FCNPC)
                           300 Harmon Meadow Boulevard
                                 Attn: Box 13503
                               Secaucus, NJ 07094

================================================================================

[EQUITABLE - MEMBER OF THE GLOBAL AXA GROUP LOGO]

The Equitable Life Assurance Society of the United States
New York, NY 10104 (212) 554-1234

888-1121 Cat. #12757

--------------------------------------------------------------------------------
                       STATEMENT OF ADDITIONAL INFORMATION

                                 MARCH 10, 1997
--------------------------------------------------------------------------------
                    SEPARATE ACCOUNT UNITS OF INTEREST UNDER
                             GROUP ANNUITY CONTRACTS

o MONEY MARKET FUND           o GROWTH & INCOME FUND      BLENDED FUNDS:
o INTERMEDIATE GOVERNMENT     o EQUITY INDEX FUND           o CONSERVATIVE INVESTORS FUND
     SECURITIES FUND          o COMMON STOCK FUND           o BALANCED FUND
o BOND FUND                   o GLOBAL FUND                 o GROWTH INVESTORS FUND
o QUALITY BOND FUND           o INTERNATIONAL FUND
o HIGH YIELD FUND             o AGGRESSIVE STOCK FUND

                                       OF
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
--------------------------------------------------------------------------------

                                   [RIA LOGO]

--------------------------------------------------------------------------------
TABLE OF CONTENTS
                                                                           PAGE
--------------------------------------------------------------------------------
PART I -- FUND INFORMATION ..........................................        2
   General...........................................................        2
   Restrictions and Requirements of the Bond, Balanced,
     Common Stock and Aggressive Stock Funds ........................        2
   Certain Investments of the Bond and Balanced Funds................        2
   How We Determine the Unit Value...................................        4
   Summary of Unit Values ...........................................        5
   Money Market Yield Information ...................................        9
   Brokerage Fees and Charges for Securities Transactions ...........       10
   Ongoing Operations Fee ...........................................       11

PART II -- MANAGEMENT FOR THE BOND, BALANCED,
 COMMON STOCK AND AGGRESSIVE STOCK FUNDS AND EQUITABLE LIFE..........       12
   Funds ............................................................       12
   Distribution .....................................................       12
   Equitable Life ...................................................       12
   Directors.........................................................       12
   Officer-Directors ................................................       13
   Other Officers ...................................................       13

PART III -- FINANCIAL STATEMENTS ....................................       14
   Index ............................................................       14
   Financial Statements..............................................       14
--------------------------------------------------------------------------------
This Statement of Additional Information (SAI) is not a prospectus. It should be read in conjunction with the prospectus for our Retirement Investment Account
(RIA), dated March 10, 1997 (PROSPECTUS), and any supplements.

Terms defined in the Prospectus have the same meaning in the SAI unless the context otherwise requires.

You can obtain a copy of the Prospectus, and any supplements to the Prospectus, from us free of charge by writing or calling the RIA Service Office listed on the back of this SAI, or by contacting your Equitable Life Agent. Our Home Office is located at 1290 Avenue of the Americas, New York, N.Y. 10104 (212) 554-1234.


--------------------------------------------------------------------------------
    Copyright 1997 The Equitable Life Assurance Society of the United States.
                              All rights reserved.

888-1122 (3/97)
Cat. No. 127256

--------------------------------------------------------------------------------
                           PART I -- FUND INFORMATION
--------------------------------------------------------------------------------

GENERAL

In our Prospectus we discuss in more detail, among other things, the structure of the Bond, Balanced, Common Stock and Aggressive Stock Funds, their investment objectives and policies, including types of portfolio securities they may hold and levels of investment risks that may be involved and investment management. We also summarize certain of these matters with respect to the Investment Funds and their corresponding Portfolios. See PART I -- RIA SUMMARY AND PART III -- EQUITABLE LIFE AND ITS FUNDS in the Prospectus.

Here we will discuss special restrictions, requirements and transaction expenses that apply to the Bond, Balanced, Common Stock and Aggressive Stock Funds, certain investments of the Bond Fund and determination of the value of Units for all Funds, including some historical information. Investment objectives and policies, as well as restrictions, requirements and risks pertaining to the corresponding Portfolios of the Money Market, Intermediate Government Securities, Quality Bond, High Yield, Growth & Income, Equity Index, Global, International, Conservative Investors and Growth Investors Funds are found in the Trust Prospectus and SAI.

RESTRICTIONS AND REQUIREMENTS OF THE BOND, BALANCED, COMMON STOCK AND AGGRESSIVE STOCK FUNDS

Neither the Common Stock Fund nor the Balanced Fund will make an investment in an industry if that investment would cause the Fund's holding in that industry to exceed 25% of the Fund's assets.

The Bond Fund, Common Stock Fund and Aggressive Stock Funds will not purchase or write puts or calls (options). The Balanced Fund's investment policies do not prohibit hedging transactions such as through the use of put and call options and stock index or interest rate futures. However, the Balanced Fund currently has no plans to enter into such transactions.

The following investment restrictions apply to the Bond, Balanced, Common Stock and Aggressive Stock Funds. None of those Funds will:

o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities for a Fund and contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract);

o make an investment in order to exercise control or management over a company;

o    underwrite  the  securities  of  other  companies,   including   purchasing
     securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

o trade in commodities or commodity contracts (except the Balanced Fund is not prohibited from entering into hedging transactions through the use of stock index or interest rate futures);

o purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges or reported on NASDAQ;

o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of a registered investment company's outstanding voting securities. The Fund's total holdings of registered investment company securities may not exceed 10% of the value of the Fund's assets;

o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable.


CERTAIN INVESTMENTS OF THE BOND AND BALANCED FUNDS

The following are brief descriptions of certain types of investments which may be made by the Bond and Balanced Funds and certain risks and investment techniques.

MORTGAGE PASS-THROUGH SECURITIES. The Bond and Balanced Funds may invest in mortgage pass-through securities, which are securities representing interests in pools of mortgages. Principal and interest payments made on the mortgages in the pools are passed through to the holder of such securities. Payment of principal and interest on some mortgage pass-through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association, or "GNMA"), or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") which are supported only by discretionary authority of the U.S. Government to purchase the agency's obligations). Mortgage pass-through securities created by non-governmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers, and other secondary market issuers) may be supported by various forms of insurance or guarantees, including individual loan, title, pool, and hazard insurance, and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

COLLATERALIZED MORTGAGE OBLIGATIONS. The Bond and Balanced Funds may invest in collateralized mortgage obligations ("CMOs"). CMOs are debt securities collateralized by underlying mortgage loans or pools of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and are generally issued by limited purpose finance subsidiaries of U.S. Government instrumentalities. CMOs are not, however, mortgage pass-through securities. Rather, they are pay-through securities, i.e., securities backed by the cash flow from the underlying mortgages. Investors in CMOs are not owners of the underlying mortgages, which serve as collateral for such debt securities, but are simply owners of a debt security backed by such pledged assets. CMOs are typically structured into multiple classes, with each class bearing a different stated maturity and having different payment streams. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding longer maturity classes receive principal payments only after the shorter class or classes have been retired.

ASSET-BACKED SECURITIES. The Bond and Balanced Funds may purchase asset-backed securities that represent either fractional interests or participation in pools of leases, retail installment loans or revolving credit receivables held by a trust or limited purpose finance subsidiary. Such asset-backed securities may be secured by the underlying assets (such as Certificates for Automobile Receivables) or may be unsecured (such as Credit Card Receivable Securities). Depending on the structure of the asset-backed security, monthly or quarterly payments of principal and interest or interest only are passed-through like mortgage pass-through securities or paid through (like CMOs) to certificate holders. Asset-backed securities may be guaranteed up to certain amounts by guarantees, insurance or letters of credit issued by a financial institution affiliated or unaffiliated with the originator of the pool.

Underlying automobile sales contracts and credit card receivables are, of course, subject to prepayment (although to a lesser degree than mortgage pass-through securities), which may shorten the securities' weighted average life and reduce their overall return to certificate holders. Certificate holders may also experience delays in payment if the full amounts due on underlying loans, leases or receivables are not realized because of unanticipated legal or administrative costs of enforcing the contracts or because of depreciation or damage to the collateral (usually automobiles) securing certain contracts, or other factors. The value of these securities also may change because of changes in the market's perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution providing credit support enhancement for the pool. If consistent with its investment objective and policies, the Bond and Balanced Funds may invest in other asset-backed securities that may be developed in the future.

ZERO-COUPON BONDS. The Bond and Balanced Funds may invest in zero-coupon bonds. Such bonds may be issued directly by agencies and instrumentalities of the U.S. Government or by private corporations. Zero-coupon bonds may originate as such or may be created by stripping an outstanding bond. Zero-coupon bonds do not make regular interest payments. Instead, they are sold at a deep discount from their face value. Because a zero-coupon bond does not pay current income, its price can be very volatile when interest rates change.

REPURCHASE AGREEMENTS. In repurchase agreements, the Bond or Balanced Fund buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. During the term of the repurchase agreement the Fund retains the securities subject to the repurchase agreement as collateral securing the seller's repurchase obligation, continually monitors on a daily basis the market value of the securities subject to the agreement and requires the seller to deposit with the Fund collateral equal to any amount by which the market value of the securities subject to the repurchase agreement falls below the resale amount provided under the repurchase agreement. We evaluate the creditworthiness of sellers with whom we enter into repurchase agreements. Such transactions afford an opportunity for the Fund to earn a fixed rate of return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the seller is unable to meet its obligation to repurchase. The Funds currently treat repurchase agreements maturing in more than seven days as illiquid securities.

DEBT SECURITIES SUBJECT TO PREPAYMENT RISKS. Mortgage pass-through securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the Balanced Fund may invest are subject to prepayments prior to their stated maturity. It is usually not possible to accurately predict the rate at which prepayments will be made, which rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the Fund. Moreover, securities that may be prepaid tend to increase in value less during times of declining interest rates, and to decrease in value more during times of
increasing   interest  rates,  than  do  securities  that  are  not  subject  to prepayment.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. The Bond and Balanced Funds may purchase and sell securities on a when-issued or delayed delivery basis. In these transactions, securities are purchased or sold by a Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. However, the market value of such securities at the time of settlement may be more or less than the purchase price then payable. When a Fund engages in when-issued or delayed delivery transactions, the Fund relies on the other party to consummate the transaction. Failure to consummate the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When-issued and delayed delivery transactions are generally expected to settle within three months from the date the transactions are entered into, although the Fund may close out its position prior to the settlement date. A Fund will sell on a forward settlement basis only securities it owns or has the right to acquire.

FOREIGN CURRENCY FORWARD CONTRACTS. The Balance Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. Generally, such forward contracts will be for a period of less than three months. The Fund will enter into such forward contracts for hedging purposes only. These transactions will include forward purchases or sales of foreign currencies for the purpose of protecting the dollar value of securities denominated in a foreign currency or protecting the dollar equivalent of interest or dividends to be paid on such securities. Forward contracts are traded in the inter-bank market, and not on organized commodities or securities exchanges. Accordingly, the Fund is dependent upon the good faith and creditworthiness of the other party to the transaction, as evaluated by the Fund's manager. To the extent inconsistent with any restrictions in the SAI concerning the Fund's trading in foreign exchange, this paragraph will control.

HEDGING TRANSACTIONS. The Balanced Fund may engage in hedging transactions which are designed to protect against anticipated adverse price movements in securities owned or intended to be purchased by the Fund. When interest rates go up, the market value of outstanding debt securities declines and vice versa. In recent years the volatility of the market for debt securities has increased significantly, and market prices of longer-term obligations have been subject to wide fluctuations, particularly as contrasted with those of short-term instruments. The Fund will take certain risks into consideration when determining which, if any, options or financial futures contracts it will use. If the price movements of hedged portfolio securities are in fact favorable to the Fund, the hedging transactions will tend to reduce and may eliminate the economic benefit to the Fund which otherwise would result. Also, the price movements of options and futures used for hedging purposes may not correlate as anticipated with price movements of the securities being hedged. This can make a hedge transaction less effective than anticipated and could result in a loss. The options and futures markets can sometimes become illiquid and the exchanges on which such instruments are traded may impose trading halts or delays on the exercise of options and liquidation of futures positions in certain circumstances. This could in some cases operate to the Fund's detriment.

HOW WE DETERMINE THE UNIT VALUE

In our Prospectus, we discuss how employer plan assets are put into and taken out of the Funds by the purchase and redemption of Units under the Contracts, respectively. See PART III -- EQUITABLE LIFE AND ITS FUNDS in the Prospectus. Here we will discuss how we determine the value of Units.

When contributions are invested in the Funds, the number of Units outstanding attributable to each Fund is correspondingly increased; and when amounts are withdrawn from one of these Funds, the number of Units outstanding attributable to that Fund is correspondingly decreased.

We calculate Unit values at the end of each Business Day. For the Bond, Balanced, Common Stock and Aggressive Stock Funds, the Unit values reflect investment performance and investment management and financial accounting fees. We determine the respective Unit values for these Funds by multiplying the Unit value for the preceding Business Day by the net investment factor for that subsequent day. We determine the net investment factor as follows:

o First, we take the value of the Fund's assets at the close of business on the preceding Business Day.

o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the Business Day for which the net investment factor is being determined.

o Then, we subtract the capital losses, realized and unrealized, and investment management and financial accounting fees charged to the Fund during that Business Day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding Business Day.

Prior to June 1, 1994, for the Bond, Balanced, Common Stock and Aggressive Stock Funds, the investment management and financial accounting fees were deducted monthly from employer plan balances in these Funds.

Assets of the Bond, Balanced, Common Stock and Aggressive Stock Funds are valued as follows:

o Common stocks and other equity-type securities listed on national securities exchanges and certain over-the-counter issues traded on the NASDAQ system are valued at the last sale price or, if no sale, at the latest available bid price. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

o Foreign securities not traded directly, or in ADR form in the United States are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

o    United  States  Treasury   securities  and  other  obligations   issued  or
     guaranteed   by   the   United   States   Government,   its   agencies   or
     instrumentalities are valued at representative quoted prices.

o Long-term (i.e., maturing in more than a year) publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

o Short-term debt securities maturing in 60 days or less are valued at amortized cost, which approximates market value. Short-term debt securities maturing in more than 60 days are valued at representative quoted prices. The Funds can acquire short-term debt securities directly or through the acquisition of units in our Separate Account No. 2A. See PART III -- EQUITABLE LIFE AND ITS FUNDS in the Prospectus.

o Convertible preferred stocks listed on national securities exchanges are valued as of their last sale price or, if there is no last sale, at the latest available bid price.

o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

o The unit value of Separate Account No. 2A is calculated each day the New York Stock Exchange is open for trading by dividing (i) the value of the portfolio securities and other assets of Separate Account No. 2A at the close of the business on that day (before giving effect to amounts contributed or withdrawn during that day), by (ii) the total number of units outstanding at the close of business on the preceding day. Separate Account No. 2A invests in short-term securities which mature in 60 days or less from the date of purchase or are subject to a repurchase agreement requiring repurchase in 60 days or less. The assets of Separate Account No. 2A are valued as described with respect to the Separate Accounts.

The Unit value for an Investment Fund of Separate Account No. 51 for any Business Day (together with any preceding non-Business Days (VALUATION PERIOD) is equal to the Unit value for the preceding Valuation Period multiplied by the net investment factor for that Investment Fund for that Valuation Period. The net investment factor for a Valuation Period is

                  (a\b) - c

where

a is the value of the Investment Fund's shares of the corresponding Portfolio at the end of the Valuation Period before giving effect to any amounts allocated to or withdrawn from the Investment Fund for the Valuation Period. For this purpose, we use the share value reported to us by the Trust. This share value is after deduction for investment advisory fees and other expenses of the Trust.

b is the value of the Investment Fund's shares of the corresponding Portfolio at the end of the preceding Valuation Period (after any amounts are allocated or withdrawn for that Valuation Period).

c is the daily factor for the Separate Account Administrative Charge multiplied by the number of calendar days in the Valuation Period.

Our investment officers and the Trust's investment adviser determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

See PART III -- EQUITABLE LIFE AND ITS FUNDS in the Prospectus.

SUMMARY OF UNIT VALUES

All of the Funds were established by us pursuant to the New York Insurance Law. The Bond, Balanced, Common Stock and Aggressive Stock Funds were established in 1981, 1979, 1969 and 1969, respectively. We show in the tables below the Unit values of these Funds on the last Business Day of each year since each Fund began operations. However, Units in the Funds were not made available under RIA until subsequent dates.

Prior to June 1, 1994, the Unit values quoted for the Bond, Balanced, Common Stock and Aggressive Stock Funds did not reflect the deduction of the Investment Management and Financial Accounting Fee. That fee was assessed by reducing the number of Units that the employer plan had in these Funds. The Unit values shown for the periods included in the following table through the last business day of December, 1993 reflect the actual performance of the Funds before the Investment Management and Financial Accounting Fee had been reflected in their computation. The Investment Management and Financial Accounting Fee is reflected in Unit values beginning with the last business day of 1994.

We established the Growth Investors, Conservative Investors and Global Investors Funds as Investment Funds of Separate Account No. 51 in 1993. The Money Market, Intermediate Government Securities, Quality Bond, High Yield, Growth & Income and Equity Index Funds were established as Investment Funds of Separate Account No. 51 in 1994 and the International Fund was established on September 1, 1995. The tables below set forth the Unit values as of the end of each year since each Fund began operations.

See GENERAL in this SAI. In computing the Unit values, no provisions have been made for the effect of taxes on income and gains or upon distribution.

THE UNIT VALUES REFLECT THOSE CHARGES AND FEES AS DESCRIBED IN THE RIA PROSPECTUS UNDER PART II. ALSO DESCRIBED IN PART II ARE CHARGES AND FEES WHICH ARE PAID BY THE REDUCTION OF THE NUMBER OF UNITS CREDITED TO AN EMPLOYER PLAN UNDER RIA.

The following Unit values are provided to demonstrate the changes for the period shown.

-------------------------------------------------------------------------
                          BOND FUND
             (SEPARATE ACCOUNT NO. 13 -- POOLED)
-------------------------------------------------------------------------
Last Business                    Last Business
    Day of           Fund            Day of           Fund
   December       Unit Value        December       Unit Value
-------------------------------------------------------------------------
     1981            $11.11            1989         $29.59
     1982             14.18            1990          32.07
     1983             15.15            1991          36.89
     1984             17.36            1992          39.31
     1985             20.85            1993          43.14
     1986             23.85            1994          42.35*
     1987             24.35            1995          48.91*
     1988             25.99            1996          50.26*

-------------------------------------------------------------------------
                        BALANCED FUND
             (SEPARATE ACCOUNT NO. 10 -- POOLED)
-------------------------------------------------------------------------
Last Business                    Last Business
    Day of           Fund            Day of           Fund
   December       Unit Value        December       Unit Value
-------------------------------------------------------------------------
     1979            $11.17            1988         $ 43.14
     1980             16.32            1989           54.84
     1981             15.41            1990           54.75
     1982             22.32            1991           77.72
     1983             26.13            1992           75.90
     1984             26.74            1993           85.85
     1985             33.66            1994           78.77*
     1986             39.31            1995           94.86*
     1987             37.40            1996          105.62*

----------------

* The 1994, 1995 and 1996 Unit values reflect the deduction of the Investment Management and Financial Accounting Fee.

-------------------------------------------------------------------------
                      COMMON STOCK FUND
             (SEPARATE ACCOUNT NO. 4 -- POOLED)
-------------------------------------------------------------------------
Last Business                    Last Business
    Day of           Fund            Day of           Fund
   December       Unit Value        December       Unit Value
-------------------------------------------------------------------------
     1969            $15.47          1983           $ 78.26
     1970             15.87          1984             76.85
     1971             20.18          1985            102.00
     1972             25.40          1986            116.67
     1973             23.46          1987            123.90
     1974             17.06          1988            145.61
     1975             21.94          1989            211.73
     1976             26.01          1990            188.63
     1977             23.79          1991            288.23
     1978             26.56          1992            293.22
     1979             35.21          1993            353.07
     1980             52.91          1994            346.92*
     1981             51.22          1995            457.41*
     1982             64.94          1996            538.54*

-------------------------------------------------------------------------
                    AGGRESSIVE STOCK FUND
             (SEPARATE ACCOUNT NO. 3 -- POOLED)
-------------------------------------------------------------------------
Last Business                    Last Business
    Day of           Fund            Day of           Fund
   December       Unit Value        December       Unit Value
-------------------------------------------------------------------------
     1969            $ 8.69          1983           $ 36.05
     1970              7.26          1984             32.41
     1971              8.63          1985             38.45
     1972              9.73          1986             39.27
     1973              7.07          1987             38.53
     1974              4.72          1988             39.48
     1975              6.71          1989             58.31
     1976              7.91          1990             63.79
     1977              7.52          1991            120.00
     1978              8.95          1992            116.98
     1979             14.66          1993            135.42
     1980             23.81          1994            129.95*
     1981             20.76          1995            170.67*
     1982             27.45          1996            209.06*

----------------

*The 1994, 1995 and 1996 Unit values reflect the deduction of the Investment Management and Financial Accounting Fee.

--------------------------------------------------------------------------------
                                MONEY MARKET FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $102.65
     1995                                                               108.49
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     INTERMEDIATE GOVERNMENT SECURITIES FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 98.94
     1995                                                               112.07

--------------------------------------------------------------------------------
                                QUALITY BOND FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 99.83
     1995                                                               116.76

--------------------------------------------------------------------------------
                                 HIGH YIELD FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 98.99
     1995                                                               118.64

--------------------------------------------------------------------------------
                              GROWTH & INCOME FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 99.81
     1995                                                               123.78

--------------------------------------------------------------------------------
                                EQUITY INDEX FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $101.71
     1995                                                               138.75

--------------------------------------------------------------------------------
                                   GLOBAL FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 99.84
     1995                                                               118.56
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               INTERNATIONAL FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1995                                                              $104.60

--------------------------------------------------------------------------------
                           CONSERVATIVE INVESTORS FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 99.83
     1995                                                               120.14

--------------------------------------------------------------------------------
                              GROWTH INVESTORS FUND
                            (SEPARATE ACCOUNT NO. 51)
--------------------------------------------------------------------------------
Last Business
    Day of                                                              Fund
   December                                                          Unit Value
--------------------------------------------------------------------------------
     1994                                                              $ 99.52
     1995                                                               125.70
--------------------------------------------------------------------------------

MONEY MARKET YIELD INFORMATION

The Money Market Fund calculates yield information for seven-day periods. The seven-day current yield calculation is based on a hypothetical employer plan with one Unit at the beginning of the period. To determine the seven-day rate of return, the net change in the Unit value is computed by subtracting the Unit value at the beginning of the period from a Unit value, exclusive of capital changes, at the end of the period.

The net change is then reduced by the average Ongoing Operations Fee factor (explained below). This reduction is made to recognize the deduction of the Ongoing Operations Fee which is not reflected in the Unit value. See ONGOING OPERATIONS FEE IN PART II -- CHARGES AND FEES of the prospectus. Accumulation Unit Values reflect all other accrued expenses of the Money Market Fund.

The adjusted net change is divided by the Unit value at the beginning of the period to obtain the adjusted base period rate of return. This seven-day adjusted base period return is then multiplied by 365/7 to produce an annualized seven-day current yield figure carried to the nearest one-hundredth of one percent.

The actual dollar amount of the Ongoing Operations Fee that is deducted from the Money Market Fund will vary for each employer plan depending upon how the plan's balance is allocated among the Investment Options. To determine the effect of the Ongoing Operations Fee on the yield, we start with the total dollar amount of the fees deducted from the Fund on the last Business Day of the prior month. This amount is multiplied by 7/30.417 to produce an average Ongoing Operations Fee factor which is used in all weekly yield computations for the ensuing quarter. The average Ongoing Operations Fee factor and the Separate Account Administrative Charge is then divided by the number of Money Market Fund Units as of the end of the prior month, and the resulting quotient is deducted from the net change in Unit value for the seven-day period.

The effective yield is obtained by modifying the current yield to give effect to the compounding nature of the Money Market Fund's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, i.e., effective yield = (base period return + 1) 365/7-1.

The Money Market Fund yield will fluctuate daily. Accordingly, yields for any given period are not necessarily representative of future results. In addition, the value of Units of the Money Market Fund will fluctuate and not remain constant.

The Money Market Fund yield reflects charges that are not normally reflected in the yields of other investments and therefore may be lower when compared with yields of other investments. Money Market Fund yields should not be compared to the return on fixed rate investments which guarantee rates of interest for specified periods, such as the Guaranteed Interest Account or bank deposits. The yield should not be compared to the yield of money market funds made available to the general public because their yields usually are calculated on the basis of a constant $1 price per share and they pay earnings in dividends which accrue on a daily basis.

The Money Market Fund's seven-day current yield for the RIA Contracts was 4.60% for the period ended December 31, 1995. The effective yield for that period was 4.71%. Because these yields reflect the deduction of the Ongoing Operations Fee and the Separate Account Administrative Charge, they are lower than the corresponding yield figures for the Money Market Portfolio which reflect only the deduction of Trust-level expenses.

BROKERAGE FEES AND CHARGES FOR SECURITIES TRANSACTIONS

We discuss in the Prospectus that we are the investment manager of the Bond, Balanced, Common Stock and Aggressive Stock Funds. As the investment manager of these Funds, we invest and reinvest the assets of these Funds in a manner consistent with the policies described in the Prospectus. In providing these services we currently use the personnel and facilities of our majority-owned subsidiary, Alliance, for portfolio selection and transaction services, including arranging the execution of portfolio transactions. Alliance is also the investment manager for the Trust. Information on brokerage fees and charges for securities transactions for the Trust's Portfolios is provided in the Trust prospectus. See PART III -- EQUITABLE LIFE AND ITS FUNDS -- INVESTMENT MANAGEMENT in the Prospectus.

The Bond, Balanced, Common Stock and Aggressive Stock Funds are charged for securities brokers commissions, transfer taxes and other fees and expenses relating to their operation. Transactions in equity securities for a Fund are executed primarily through brokers which receive a commission paid by the Fund. Brokers are selected by Alliance. Alliance seeks to obtain the best price and execution of all orders placed for the portfolio of the Funds, considering all the circumstances. If transactions are executed in the over-the-counter market Alliance will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance. Although these concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds, they are effected only when it is believed that to do so is in the best interest of the Funds. When these concurrent authorizations occur, the objective is to allocate the executions among the accounts or clients in a fair manner.

We try to choose only brokers which we believe will obtain the best prices and executions on securities transactions. Subject to this general requirement, we also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability and professional stature.

The receipt of research services from brokers tends to reduce our expenses in managing the Bond, Balanced, Common Stock and Aggressive Stock Funds. This is taken into account when setting the expense charges. Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we will select only brokers whose commissions we believe are reasonable in all the circumstances.

We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. Generally, we do not tell brokers that we will try to allocate a particular amount of business to them. We do occasionally let brokers know how their performance has been evaluated.

Research information obtained by us may be used in servicing all clients or accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

Transactions for the Bond, Balanced, Common Stock and Aggressive Stock Funds in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Funds pay no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.

When making securities transactions for the Bond, Balanced, Common Stock and Aggressive Stock Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for clients or accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

We own Donaldson, Lufkin & Jenrette Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation (DLJ SECURITIES CORP.), is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of DLJ Securities Corp., DLJ supplies correspondent services, including order execution, securities clearance and other financial services to numerous independent regional securities firms and banks.

To the extent permitted by law, and consistent with the Fund transaction practices discussed in this SAI and the Prospectus, the Bond, Balanced, Common Stock and Aggressive Stock Funds may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations. During 1996, there were no transactions effected through DLJ subsidiaries and therefore no commissions were paid.

For the years ended December 31, 1996, 1995 and 1994, total brokerage commissions for Separate Account No. 10 -- Pooled were $931,317, $1,016,342 and $801,704, respectively; for Separate Account 4 -- Pooled were $5,682,578, $6,044,623 and $4,738,796, respectively; and for Separate Account No. 3 -- Pooled were $1,268,209, $1,547,073 and $908,990, respectively. For 1996, total brokerage commissions for Separate Account No. 13 -- Pooled were $0. As of December 31, 1996, commissions of $821,445, $5,463,647 and $1,242,539 were paid to brokers providing research services to Separate Account No. 10 -- Pooled, Separate Account No. 4 -- Pooled and Separate Account No. 3 -- Pooled, respectively, on portfolio transactions of $452,035,380, $3,287,148,404 and $553,297,591, respectively.

ONGOING OPERATIONS FEE

We determine the Ongoing Operations Fee based on the combined net balances of an employer plan in all the Investment Options (including any outstanding loan balances) at the close of business on the last Business Day of each month. For employer plans that adopted RIA on or before February 9, 1986, we use the rate schedule set forth below, and apply it to the employer plan balances at the close of business on the last Business Day of the following month. For employer plans that adopted RIA after February 9, 1986 we use the rate schedule set forth in the Prospectus. See PART II -- CHARGES AND FEES in the Prospectus.


        COMBINED BALANCE                    MONTHLY
      OF INVESTMENT OPTIONS                   RATE
----------------------------------------------------------------

       First     $  150,000              1/12 of 1.25%
       Next      $  350,000              1/12 of 1.00%
       Next      $  500,000              1/12 of 0.75%
       Next      $1,500,000              1/12 of 0.50%
       Over      $2,500,000              1/12 of 0.25%

--------------------------------------------------------------------------------
              PART II -- MANAGEMENT FOR THE BOND, BALANCED, COMMON
               STOCK AND AGGRESSIVE STOCK FUNDS AND EQUITABLE LIFE
--------------------------------------------------------------------------------

FUNDS

In the Prospectus we give information about us, our Bond, Balanced, Common Stock and Aggressive Stock Funds and how we, together with Alliance, provide investment management for the investments and operations of these Funds. See
PART III -- EQUITABLE LIFE AND ITS FUNDS in the Prospectus. The amounts of the investment management and financial accounting fees we received from employer plans participating through registered Contracts in the Balanced, Common Stock and Aggressive Stock Funds in 1996 were $33,735, $64,279 and $26,432, respectively; in 1995 were $35,578, $55,579 and $20,636, respectively; in 1994 were $36,984, $46,821 and $16,789, respectively. The amount of such fees received under the Bond Fund in 1996, 1995 and 1994 were $640, $455 and $219, respectively.

DISTRIBUTION

EQ Financial Services, Inc. (EQ FINANCIAL) performs all sales functions for the Separate Accounts and may be deemed to be their principal underwriter under the 1940 Act and is also the principal underwriter of the Trust. EQ Financial is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (EXCHANGE ACT) and is a member of the National Association of Securities Dealers, Inc. EQ Financial's principal business address is 1755 Broadway, New York, New York 10019. The contracts are distributed through Equitable's Agents who are registered representatives of EQ Financial.

EQUITABLE LIFE

We are managed by a Board of Directors. See PART III -- EQUITABLE LIFE AND ITS FUNDS in the Prospectus. Our Directors, certain of our executive officers and their principal occupations are set forth below.

--------------------------------------------------------------------------------
DIRECTORS
Name                           Principal Occupation
--------------------------------------------------------------------------------
Claude Bebear                  Chairman and Chief Executive Officer, AXA

Christopher Brocksom           Chief Executive Officer, AXA Equity and
                               Law Life Assurance Society

Francoise Colloc'h             Executive Vice President -- Culture -- Management
                                -- Communications, AXA

Henri de Castries              Executive Vice President -- Finance, AXA

Joseph L. Dionne               Chairman and Chief Executive Officer,
                               The McGraw-Hill Companies

William T. Esrey               Chairman and Chief Executive Officer,
                               Sprint Corporation

Jean-Rene Fourtou              Chairman and Chief Executive Officer,
                               Rhone-Poulenc, S.A.

Norman C. Francis              President, Xavier University of Louisiana

Donald J. Greene               Counselor-at-Law, Partner,
                               LeBoeuf, Lamb, Greene & MacRae

John T. Hartley                Retired Chairman and Chief Executive Officer,
                               Harris Corporation

John H. F. Haskell, Jr.        Director and Managing Director,
                               Dillon, Read & Co., Inc.

Mary R. (Nina) Henderson       President, CPC International, Inc.
                               (1993 to present)

W. Edwin Jarmain               President, Jarmain Group, Inc.

G. Donald Johnston, Jr.        Retired Chairman and Chief Executive Officer,
                               JWT Group, Inc.

Winthrop Knowlton              Chairman, Knowlton Brothers, Inc.

Arthur L. Liman                Counselor-at-Law, Partner, Paul, Weiss,
                               Rifkind, Wharton & Garrison

George T. Lowy                 Counselor-at-Law, Partner, Cravath,
                               Swaine & Moore

Didier Pineau-Valencienne      Chairman and Chief Executive Officer,
                               Schneider S.A.

George J. Sella, Jr.           Retired Chairman and Chief Executive Officer,
                               American Cyanamid Company

Dave H. Williams               Chairman and Chief Executive Officer,
                               Alliance Capital Management, L.P.

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.

--------------------------------------------------------------------------------
OFFICER-DIRECTORS
Name                           Principal Occupation
--------------------------------------------------------------------------------
James M. Benson                President and Chief Executive Officer;
                               prior thereto, President, Management
                               Compensation Group

William T. McCaffrey           Senior Executive Vice President and
                               Chief Operating Officer

Joseph P. Melone               President and Chief Executive Officer,
                               The Equitable Companies Incorporated;
                               Chairman of the Board, Equitable Life
--------------------------------------------------------------------------------
OTHER OFFICERS
Name                           Principal Occupation
--------------------------------------------------------------------------------
Stanley B. Tulin               Senior Executive Vice President and
                               Chief Financial Officer; prior thereto, Chairman,
                               Insurance Consulting and Actuarial Practise,
                               Coopers & Lybrand

Robert E. Garber               Executive Vice President and General Counsel

Peter D. Noris                 Executive Vice President and Chief Investment
                               Officer; prior thereto, Vice President/Manager
                               Insurance Company Investment Strategies Group,
                               Salomon Brothers, Inc.

Jose Suquet                    Executive Vice President and Chief Agency Officer

Gordon G. Dinsmore             Senior Vice President

Alvin H. Fenichel              Senior Vice President and Controller

Kevin R. Byrne                 Vice President and Treasurer

Paul J. Flora                  Senior Vice President and Auditor

Pauline Sherman                Vice President, Secretary and
                               Associate General Counsel
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        PART III -- FINANCIAL STATEMENTS
                                      INDEX
--------------------------------------------------------------------------------

                                                                                                                         Page
------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 13
(POOLED), 10 (POOLED), 4 (POOLED)     Report of Independent Accountants -- ............................................. FSA-1
AND 3 (POOLED)

------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT                      Statement of Assets and Liabilities, December 31, 1996............................ FSA-2
NO. 13 (POOLED)                       Statements of Operations and Changes in Net Assets for the
                                      Years Ended December 31, 1996 and 1995............................................ FSA-3
                                      Portfolio of Investments, December 31, 1996....................................... FSA-4

------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT                      Statement of Assets and Liabilities, December 31, 1996............................ FSA-6
NO. 10 (POOLED)                       Statements of Operations and Changes in Net Assets for the
                                      Years Ended December 31, 1996 and 1995............................................ FSA-7
                                      Portfolio of Investments, December 31, 1996....................................... FSA-8

------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT                      Statement of Assets and Liabilities, December 31, 1996............................ FSA-24
NO. 4 (POOLED)                        Statements of Operations and Changes in Net Assets for the
                                      Years Ended December 31, 1996 and 1995............................................ FSA-25
                                      Portfolio of Investments, December 31, 1996....................................... FSA-26

------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT                      Statement of Assets and Liabilities, December 31, 1996............................ FSA-30
NO. 3 (POOLED)                        Statements of Operations and Changes in Net Assets for the
                                      Years Ended December 31, 1996 and 1995............................................ FSA-31
                                      Portfolio of Investments, December 31, 1996....................................... FSA-32

------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 13              Notes to Financial Statements..................................................... FSA-36
(POOLED), 10 (POOLED), 4 (POOLED)
AND 3 (POOLED)

------------------------------------------------------------------------------------------------------------------------------------
THE EQUITABLE LIFE ASSURANCE          Report of Independent Accountants -- .............................................    F-1
SOCIETY OF THE UNITED STATES          Consolidated Balance Sheets as of December 31, 1996 and 1995 .....................    F-2
                                      Consolidated Statements of Earnings for the Years Ended
                                      December 31, 1996, 1995 and 1994 .................................................    F-3
                                      Consolidated Statements of Shareholder's Equity for the Years
                                      Ended December 31, 1996, 1995 and 1994 ...........................................    F-4
                                      Consolidated Statements of Cash Flows for the Years Ended
                                      December 31, 1996, 1995 and 1994 .................................................    F-5
                                      Notes to Consolidated Financial Statements .......................................    F-6
------------------------------------------------------------------------------------------------------------------------------------
                                      The financial  statements of the Funds  reflect  fees,  charges and other  expenses of the
                                      Separate  Accounts  applicable  to  Contracts  under RIA as in effect  during the  periods covered,  as well as the expense  charges made in  accordance  with the terms of all other contracts participating in the respective Funds.


================================================================================
SEPARATE ACCOUNT NOS. 13 (POOLED), 10 (POOLED), 4 (POOLED)
AND 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Report of Independent Accountants
-------------------------------------------------------------------------------

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Participants in the
Retirement Investment Account

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 13, 10, 4 and 3 of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1996 and each of their results of operations and changes in net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Financial Information" in the prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to auditing procedures applied during the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICE WATERHOUSE LLP
New York, New York
February 10, 1997

                           FSA-1

================================================================================
SEPARATE ACCOUNT NO. 13 (POOLED) (THE BOND FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1996
--------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
  Long-term debt securities -- at value (amortized cost: $125,614,004)........................   $126,308,683
  Participation in Separate Account No. 2A -- at amortized cost, which
    approximates market value, equivalent to 26,290 units at $255.57.........................       6,719,102
Cash ........................................................................................          57,687
Receivables:
  Interest...................................................................................       1,609,187
  Other......................................................................................          17,217
-------------------------------------------------------------------------------------------------------------
     Total assets............................................................................     134,711,876
-------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
  Due to Equitable Life's General Account....................................................          18,369
  Investment management fees payable.........................................................             684
Accrued expenses.............................................................................          22,994
-------------------------------------------------------------------------------------------------------------
     Total liabilities.......................................................................          42,047
-------------------------------------------------------------------------------------------------------------
NET ASSETS...................................................................................    $134,669,829
=============================================================================================================

See Notes to Financial Statements.



                           FSA-2

===============================================================================
SEPARATE ACCOUNT NO. 13 (POOLED) (THE BOND FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                   1996               1995
-------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2) -- Interest.................................      $ 11,040,900        $ 16,735,643
EXPENSES (NOTE 4)......................................................          (970,909)         (1,643,257)
-------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME..................................................        10,069,991          15,092,386
-------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain (loss) from security transactions .......................          (634,764)         12,461,336
-------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments:
  Beginning of year....................................................         6,646,163          (2,530,637)
  End of year..........................................................           694,679           6,646,163
-------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation ........................        (5,951,484)          9,176,800
-------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ................        (6,586,248)         21,638,136
-------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations......................         3,483,743          36,730,522
-------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions..........................................................        48,188,476          26,805,952
Withdrawals............................................................      (130,604,690)       (159,649,077)
-------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals...       (82,416,214)       (132,843,125)
-------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ................................................       (78,932,471)        (96,112,603)
NET ASSETS -- BEGINNING OF YEAR .......................................       213,602,300         309,714,903
-------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .............................................      $134,669,829        $213,602,300
=============================================================================================================

See Notes to Financial Statements.



                           FSA-3

===============================================================================
SEPARATE ACCOUNT NO. 13 (POOLED) (THE BOND FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996
--------------------------------------------------------------------------------
                                                       PRINCIPAL         VALUE
                                                        AMOUNT          (NOTE 3)
--------------------------------------------------------------------------------
LONG-TERM DEBT SECURIITES:
CREDIT-SENSITIVE
BANKS (7.9%)
Chase Manhattan Corp.
  8.625% Sub. Deb., 2002 ......................     $  5,000,000    $  5,419,100
CS First Boston
  7.75%, 2006 .................................        5,000,000       5,217,800
                                                                     -----------
                                                                      10,636,900
                                                                     -----------

FINANCIAL SERVICES (15.2%)
Bear Stearns Co.
  6.75%, 2001 ................................        5,000,000       5,011,850
Ford Motor Credit Co.
  6.125%, 2006 ...............................        4,400,000       4,131,336
Merrill Lynch & Co., Inc.
  8.0%, 2002 .................................        4,525,000       4,775,776
Morgan Stanley Group, Inc.
  5.625%, 1999 ...............................        6,650,000       6,564,348
                                                                     -----------
                                                                      20,483,310
                                                                     -----------

INSURANCE (3.7%)
Prudential Insurance Co. of America
  6.875%, 2003 ...............................         5,000,000       4,945,550
                                                                     -----------

MORTGAGE RELATED (7.9%)
Citibank Credit Card Master Trust
  Zero Coupon, 2003 ..........................         6,000,000       4,616,220
Premier Auto Trust
  7.15% Series 95-5, 1999 ....................         6,000,000       6,045,000
                                                                     -----------
                                                                      10,661,220
                                                                     -----------

U.S. GOVERNMENT (56.6%)
U.S. Treasury:
  6.375% Note, 1999 ..........................        19,765,000      19,937,944
  7.75% Note, 1999 ...........................        25,135,000      26,281,784
  5.625% Note, 2001 ..........................        12,000,000      11,763,756
  5.75% Note, 2003 ...........................        14,700,000      14,259,000
  6.5% Note, 2005 ............................         4,000,000       4,027,500
                                                                     -----------
                                                                      76,269,984
                                                                     -----------
TOTAL CREDIT-SENSITIVE (91.3%) ................                      122,996,964
                                                                     -----------

TECHNOLOGY
TELECOMMUNICATIONS (2.5%)
Compania Telecom Chile
  7.625%, 2006 ...............................         3,230,000       3,311,719
                                                                     -----------
TOTAL TECHNOLOGY (2.5%) .......................                        3,311,719
                                                                     -----------

TOTAL LONG-TERM DEBT SECURITIES (93.8%)
  (Amortized Cost $125,614,004) ..............                       126,308,683
                                                                     -----------


                           FSA-4

================================================================================
SEPARATE ACCOUNT NO. 13 (POOLED) (THE BOND FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Concluded)
-------------------------------------------------------------------------------
                                                                       VALUE
                                                                      (NOTE 3)
-------------------------------------------------------------------------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
  at amortized cost, which approximates
  market value, equivalent to 26,290 units
  at $255.57 each (5.0%).......................................   $  6,719,102
                                                                  ------------

TOTAL INVESTMENTS (98.8%)
  (Amortized Cost $132,333,106)................................    133,027,785

CASH AND RECEIVABLES LESS LIABILITIES (1.2%)...................      1,642,044
                                                                  ============

NET ASSETS (100.0%)............................................   $134,669,829
                                                                  ============
See Notes to Financial Statements.



                           FSA-5

===============================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1996
--------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
  Common stocks -- at value (cost: $129,934,036)...........................................       $150,745,399
  Preferred stocks -- at value (cost: $1,439,770)..........................................          2,015,395
  Long-term debt securities -- at value (amortized cost: $139,089,406).....................        141,817,397
  Participation in Separate Account No. 2A -- at amortized cost, which
    approximates market value, equivalent to 88,051 units at $255.57.......................         22,503,485
Cash ......................................................................................             55,995
Receivables:
  Interest.................................................................................          1,847,704
  Securities sold..........................................................................            487,633
  Dividends................................................................................            205,847
--------------------------------------------------------------------------------------------------------------
    Total assets...........................................................................        319,678,855
--------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
  Securities purchased.....................................................................          1,316,198
  Due to Equitable Life's General Account..................................................          4,989,608
  Investment management fees payable.......................................................              3,279
Accrued expenses............................................................................           219,440
--------------------------------------------------------------------------------------------------------------
     Total liabilities......................................................................         6,528,525
--------------------------------------------------------------------------------------------------------------
NET ASSETS..................................................................................      $313,150,330
==============================================================================================================

See Notes to Financial Statements.



                           FSA-6

===============================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
---------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                   1996               1995
---------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Interest................................................................       $  9,820,381        $ 11,113,819
Dividends (net of foreign taxes withheld --
   1996: $115,641 and 1995: $6,516).....................................          2,417,609           3,014,441
---------------------------------------------------------------------------------------------------------------
Total...................................................................         12,237,990          14,128,260
EXPENSES (NOTE 4).......................................................         (4,691,514)         (5,349,200)
---------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME...................................................          7,546,476           8,779,060
---------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions...........         35,223,719          16,986,767
---------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments and
   foreign currency transactions:
   Beginning of year....................................................         34,125,491          (8,178,659)
   End of year..........................................................         24,115,275          34,125,491
---------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation..........................        (10,010,216)         42,304,150
---------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.........................         25,213,503          59,290,917
---------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations.......................         32,759,979          68,069,977
---------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions...........................................................         68,031,967          65,614,609
Withdrawals.............................................................       (161,825,766)       (153,764,130)
---------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals....        (93,793,799)        (88,149,521)
DECREASE IN NET ASSETS..................................................        (61,033,820)        (20,079,544)
NET ASSETS -- BEGINNING OF YEAR.........................................        374,184,150         394,263,694
===============================================================================================================
NET ASSET -- END OF YEAR................................................       $313,150,330        $374,184,150
===============================================================================================================


See Notes to Financial Statements.



                           FSA-7

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996
--------------------------------------------------------------------------------
                                                        NUMBER OF        VALUE
                                                         SHARES         (NOTE 3)
-------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS (0.8%)
Akzo Nobel N.V ................................           2,740       $  374,072
Bayer AG ......................................          10,600          430,186
Freeport-McMoran, Inc. ........................          21,600          693,900
Holliday Chemical Holdings PLC ................          46,500           97,981
Monsanto Co. ..................................          16,000          622,000
Olin Corp. ....................................           3,650          137,331
Toagosei Co. Ltd. .............................           9,000           31,863
UBE Industries Ltd. ...........................          15,000           42,483
                                                                     -----------
                                                                       2,429,816
                                                                     -----------

CHEMICALS -- SPECIALTY (0.2%)
Crompton & Knowles Corp. ......................           8,600          165,550
Cytec Industries, Inc.* .......................           8,900          361,563
NGK Insulators ................................           7,000           66,488
                                                                     -----------
                                                                         593,601
                                                                     -----------

METALS & MINING (0.4%)
Century Aluminum Co. ..........................           7,100          122,475
Gibraltar Steel Corp.* ........................           5,500          144,375
Kaiser Aluminum Corp.* ........................           7,000           81,375
Mitsubishi Materials Corp. ....................          12,000           48,493
Nippon Light Metal Co. ........................          16,000           65,763
Pechiney SA (A Shares) ........................           2,759          115,603
Reynolds Metals Co. ...........................           9,300          524,288
Steel Dynamics, Inc.* .........................           6,800          130,050
Western Mining Corp. Ltd. .....................          23,022          145,111
                                                                     -----------
                                                                       1,377,533
                                                                     -----------

PAPER (0.1%)
UPM-Kymmene Oy ................................           6,510          136,653
Fletcher Forestry Shares ......................          18,000           30,158
                                                                     -----------
                                                                         166,811
                                                                     -----------

STEEL (0.3%)
NKK Corp.* ....................................          50,000          112,685
Nippon Steel Corp. ............................          43,000          126,984
Nisshin Steel Co. Ltd. ........................          77,000          206,778
Pohang Iron & Steel Co. Ltd. (ADR) ............           4,000           81,000
Tokyo Steel Manufacturing Co. Ltd. ............          19,000          270,702
Usinor Sacilor ................................          10,000          145,514
                                                                     -----------
                                                                         943,663
                                                                     -----------

TOTAL BASIC MATERIALS (1.8%) ..................                        5,511,424
                                                                     -----------



                           FSA-8

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                           NUMBER OF    VALUE
                                                            SHARES     (NOTE 3)
--------------------------------------------------------------------------------
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (0.8%)
Culligan Water Technologies, Inc.* ..................        3,000    $  121,500
Philip Environmental, Inc.* .........................        8,700       126,150
Republic Industries, Inc.* ..........................        7,100       221,431
Superior Services, Inc.* ............................        1,300        26,488
United States Filter Corp.* .........................        4,000       127,000
United Waste Systems, Inc.* .........................        4,000       137,500
USA Waste Services, Inc.* ...........................       42,000     1,338,750
WMX Technologies, Inc. ..............................       15,000       489,375
                                                                      ----------
                                                                       2,588,194
                                                                      ----------

PRINTING, PUBLISHING & BROADCASTING (1.5%)
British Sky Broadcasting Group PLC ..................       22,400       200,309
Cablevision Systems Corp. (Class A)* ................       22,000       673,750
Dainippon Printing Co. Ltd. .........................       11,000       192,816
Evergreen Media Corp. (Class A)* ....................        8,200       205,000
EZ Communications, Inc. (Class A)* ..................        2,200        80,575
Liberty Media Group (Class A)* ......................        3,900       111,394
New York Times Co. ..................................       21,800       828,400
Pearson PLC .........................................       13,300       170,767
Reed International ..................................       15,720       296,633
Reuters Holdings ....................................       24,900       320,561
Schibsted ASA .......................................        3,160        58,314
Sinclair Broadcast Group, Inc.* .....................        3,000        78,000
Singapore Press Holdings ............................       11,000       216,966
Television Broadcasts Ltd. ..........................       31,000       123,847
Time Warner, Inc. ...................................       10,050       376,875
Universal Outdoor Holdings, Inc.* ...................        2,800        65,800
Viacom, Inc. (Class B)* .............................       20,722       722,680
                                                                      ----------
                                                                       4,722,687
                                                                      ----------

PROFESSIONAL SERVICES (0.5%)
Adecco SA ...........................................          375        94,135
Ceridian Corp.* .....................................       18,400       745,200
Equity Corporation International* ...................        3,300        66,000
Ha-Lo Industries, Inc.* .............................        8,375       230,313
Interim Services, Inc.* .............................        2,000        71,000
ISS International Service System A/S (Class B)* .....        5,150       135,594
Telespectrum Worldwide, Inc.* .......................        8,600       136,525
                                                                      ----------
                                                                       1,478,767
                                                                      ----------

TRUCKING, SHIPPING (0.2%)
Bergesen Dy AS (A Shares) ...........................        9,450       231,529
Kamigumi Co. Ltd. ...................................       11,000        72,187
Mayne Nickless Ltd. .................................       12,000        82,029
Nippon Express Co. Ltd. .............................       15,000       102,841
Toyo Kanetsu ........................................       13,000        45,126
Unitor ASA* .........................................        1,950        25,113
                                                                      ----------
                                                                         558,825
                                                                      ----------

TOTAL BUSINESS SERVICES (3.0%) ......................                  9,348,473
                                                                      ----------



                           FSA-9

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                          NUMBER OF     VALUE
                                                           SHARES      (NOTE 3)
--------------------------------------------------------------------------------
CAPITAL GOODS
AEROSPACE (0.5%)
Boeing Co. ........................................         5,100     $  542,513
British Aerospace .................................        10,500        230,241
General Electric Co. PLC ..........................        34,200        223,806
Swire Pacific Ltd. (Class A) ......................        11,000        104,887
United Technologies Corp. .........................         7,800        514,800
                                                                      ----------
                                                                       1,616,247
                                                                      ----------

BUILDING & CONSTRUCTION (0.5%)
American Standard Companies, Inc.* ................        13,400        512,550
Bouygues ..........................................         2,239        232,164
Daito Trust Construction Co. ......................        12,978        144,561
GTM Entrepose .....................................         2,231        103,197
Maeda Road Construction Co. .......................         5,000         57,852
Matsushita Electric Works Ltd. ....................        14,000        120,525
National House Industrial Co. .....................        10,000        132,976
Shimizu Corp. .....................................        13,000         97,099
Wimpey (George) PLC ...............................        90,900        196,987
                                                                      ----------
                                                                       1,597,911
                                                                      ----------

BUILDING MATERIALS & FOREST PRODUCTS (0.5%)
BPB Industries PLC ................................        14,600         95,917
Buckeye Cellulose Corp.* ..........................         2,700         71,887
Hepworth PLC ......................................        15,300         66,443
Hughes Supply, Inc. ...............................         2,800        120,750
Louisiana Pacific Corp. ...........................         8,900        188,013
Martin Marietta Materials, Inc. ...................        30,000        697,500
Rugby Group PLC ...................................        75,300        122,547
Stora Kopparbergs (Series B) ......................        14,300        195,023
                                                                      ----------
                                                                       1,558,080
                                                                      ----------

ELECTRICAL EQUIPMENT (0.7%)
Alcatel Alsthom ...................................           530         42,576
General Electric Co. ..............................        20,900      2,066,488
Sumitomo Electric Industries ......................        11,000        153,873
                                                                      ----------
                                                                       2,262,937
                                                                      ----------

MACHINERY (0.5%)
Amano Corp. .......................................        14,000        149,901
Daifuku Co., Inc. .................................        11,000        138,675
Furukawa Co., Ltd. ................................        20,000         67,352
Ishikawajima Harima Heavy Industries ..............        17,000         75,598
KSB AG-Vorzug .....................................         1,000        155,966
Legris Industries .................................         4,390        184,873
Mitsubishi Heavy Industries Ltd. ..................        19,000        150,937
Siebe PLC .........................................        13,000        240,965
TI Group PLC ......................................        27,100        270,194
                                                                      ----------
                                                                       1,434,461
                                                                      ----------

TOTAL CAPITAL GOODS (2.7%) ........................                    8,469,636
                                                                      ----------


                           FSA-10

================================================================================

SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                         NUMBER OF      VALUE
                                                          SHARES       (NOTE 3)
--------------------------------------------------------------------------------
CONSUMER CYCLICALS
AIRLINES (0.4%)
Lufthansa AG ....................................         15,000      $  202,560
Mesa Airline, Inc.* .............................          8,300          56,025
Northwest Airlines Corp. (Class A)* .............         20,400         798,150
Qantas Airways Ltd. .............................         17,000          28,376
Singapore Airlines Ltd. .........................          3,000          27,228
                                                                      ----------
                                                                       1,112,339
                                                                      ----------

APPAREL, TEXTILE (0.9%)
Designer Holdings Ltd.* .........................          5,800          93,525
Kuraray Co. Ltd. ................................         20,000         184,785
Mohawk Industries, Inc.* ........................          5,600         123,200
Nine West Group, Inc.* ..........................          4,700         217,963
Polymer Group, Inc.* ............................          5,600          77,700
Reebok International Ltd. .......................         45,500       1,911,000
Stage Stores, Inc.* .............................          4,900          89,424
Tommy Hilfiger Corp.* ...........................          3,200         153,600
Warnaco Group, Inc. (Class A) ...................          3,900         115,537
                                                                      ----------
                                                                       2,966,734
                                                                      ----------

AUTO-RELATED (0.2%)
Asahi Glass Co. Ltd. ............................         26,000         244,711
Magneti Marelli Spa* ............................         45,500          56,542
Miller Industries, Inc.* ........................          4,050          81,000
Sumitomo Rubber Industries, Inc. ................         10,000          74,519
Team Rental Group, Inc.* ........................          9,500         153,188
                                                                      ----------
                                                                         609,960
                                                                      ----------

AUTOS & TRUCKS (0.3%)
Bajaj Auto Ltd. (GDR) ...........................          6,500         171,438
Honda Motor Corp. ...............................          5,000         142,906
Toyota Motor Corp. ..............................         22,000         632,588
Volkswagen AG* ..................................            260         107,714
                                                                      ----------
                                                                       1,054,646
                                                                      ----------

FOOD SERVICES, LODGING (0.9%)
Brinker International, Inc.* ....................         47,500         760,000
Compass Group PLC* ..............................         16,900         178,775
Doubletree Corp.* ...............................          4,380         197,100
Host Marriott Corp.* ............................         27,900         446,400
Innkeepers USA Trust ............................          7,500         104,063
Interstate Hotels Co.* ..........................          5,100         144,075
La Quinta Motor Inns, Inc. ......................         45,400         868,275
Suburban Lodges of America, Inc.* ...............          5,500          88,000
                                                                      ----------
                                                                       2,786,688
                                                                      ----------

HOUSEHOLD FURNITURE, APPLIANCES (1.0%)
Electrolux B ....................................          1,770         102,786
First Brands Corp. ..............................         21,200         601,550
Industrie Natuzzi (ADR) .........................          3,400          78,200
Matsushita Electric Industrial Co. ..............         20,000         326,397
Sunbeam Corp. ...................................         78,700       2,026,525
                                                                      ----------
                                                                       3,135,458
                                                                      ----------


                           FSA-11

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                        NUMBER OF        VALUE
                                                         SHARES         (NOTE 3)
--------------------------------------------------------------------------------
LEISURE-RELATED (1.2%)
Carnival Corp. .................................          2,500      $    82,500
Cyrk, Inc.* ....................................         56,500          734,500
Disney (Walt) Co. ..............................         23,733        1,652,410
Harman International Industries, Inc. ..........          3,100          172,438
Ladbroke Group PLC .............................         66,800          264,345
Learning Company, Inc.* ........................          2,800           40,250
Rank Group PLC .................................         39,800          296,930
Resorts World BHD ..............................         36,000          163,928
Salomon SA .....................................          1,700          145,803
Shimano, Inc. ..................................          7,000          119,074
                                                                     -----------
                                                                       3,672,178
                                                                     -----------

PHOTO & OPTICAL (0.0%)
Fuji Photo Film Co. ............................          3,000           98,955
                                                                     -----------

RETAIL -- GENERAL (2.1%)
AutoZone, Inc.* ................................         75,600        2,079,000
British Airport Author PLC .....................         31,600          263,362
CompUSA, Inc.* .................................         65,800        1,357,125
Consolidated Stores Corp.* .....................          3,250          104,406
Dayton Hudson Corp. ............................         24,500          961,625
Fingerhut Cos., Inc. ...........................         37,000          453,250
Kingfisher PLC .................................          9,300          100,610
Kokuyo Co. .....................................          5,000          123,478
Petco Animal Supplies, Inc.* ...................          5,450          113,088
Sainsbury (J) PLC ..............................         40,600          269,861
Sears PLC ......................................        127,000          206,686
Vendex International N.V .......................          5,700          243,676
Woolworths Ltd. ................................        108,492          261,292
                                                                     -----------
                                                                       6,537,459
                                                                     -----------

TOTAL CONSUMER CYCLICALS (7.0%) ................                      21,974,417
                                                                     -----------

CONSUMER NONCYCLICALS
BEVERAGES (0.7%)
Bass Breweries .............................             16,000          225,033
Cadbury Schweppes PLC ......................             26,600          224,425
Coca-Cola Amatil Ltd. ......................             12,503          133,666
Coca-Cola Co. ..............................             22,200        1,168,275
Grand Metropolitan .........................             30,100          236,680
Kirin Brewery Co. ..........................             10,000           98,437
Lion Nathan Ltd. ...........................             33,000           79,087
                                                                     -----------
                                                                       2,165,603
                                                                     -----------

CONTAINERS (0.6%)
Crown Cork & Seal Co., Inc. ................             26,000        1,413,750
Hub Group, Inc. (Class A)* .................              4,200          112,350
Schmalbach Lubeca AG* ......................                970          238,277
                                                                     -----------
                                                                       1,764,377
                                                                     -----------


                           FSA-12

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                          NUMBER OF     VALUE
                                                           SHARES      (NOTE 3)
--------------------------------------------------------------------------------
DRUGS (3.7%)
Amgen, Inc.* ....................................         18,000     $   978,750
Apothekers Cooperatie Opg-CV ....................          2,250          64,688
Astra AB (A Shares) .............................          5,400         266,864
Biogen, Inc.* ...................................         31,526       1,221,633
Centocor, Inc.* .................................         41,500       1,483,625
Eisai Co. Ltd. ..................................          7,000         137,812
Geltex Pharmaceuticals, Inc.* ...................          6,100         147,925
Glaxo-Wellcome PLC ..............................         16,000         259,843
Medicis Pharmaceutical Corp. (Class A)* .........          2,300         101,200
MedImmune, Inc.* ................................          5,000          85,000
Merck & Co., Inc. ...............................         23,300       1,846,525
Novartis AG* ....................................            656         751,325
Orion-Yhtymae Oy (B Shares) .....................          6,710         258,347
Pfizer, Inc. ....................................         21,400       1,773,525
Revco D.S., Inc.* ...............................         10,300         381,100
Sankyo Co. ......................................          2,000          56,645
Smithkline Beecham PLC ..........................         17,800         246,842
Santen Pharmaceutical Co. .......................          4,000          82,894
Taisho Pharmaceutical Co. .......................          6,000         141,439
Takeda Chemical Industries ......................          5,000         104,913
Yamanouchi Pharmaceutical .......................         12,000         246,611
United Natural Foods, Inc.* .....................          5,700          96,900
Warner-Lambert Co. ..............................         10,100         757,500
                                                                     -----------
                                                                      11,491,906
                                                                     -----------

FOODS (1.0%)
Campbell Soup Co. ...............................         13,350       1,071,338
CSM N.V.* .......................................          1,000          55,535
House Foods Industry ............................          5,000          80,736
Nabisco Holdings Corp. (Class A) ................         26,920       1,046,515
Nestle AG .......................................            335         359,653
Orkla A/S 'A', ..................................          1,890         132,090
Suedzucker AG ...................................            460         224,500
Viscofan Envoltura ..............................          1,200          17,575
Yakult Honsha Co. ...............................          9,000          93,256
Yamakazi Baking Co. .............................          5,000          79,871
                                                                     -----------
                                                                       3,161,069
                                                                     -----------

HOSPITAL SUPPLIES & SERVICES (1.8%)
Columbia/HCA Healthcare Corp. ...................         41,500       1,691,125
Compdent Corp.* .................................          2,700          95,175
Coventry Corp.* .................................          8,100          75,052
Enterprise Systems, Inc.* .......................          5,700         133,950
Medtronic, Inc. .................................         13,200         897,600
National Surgery Centers, Inc.* .................          3,100         117,800
Oxford Health Plans, Inc.* ......................         15,400         901,863
Pacificare Health Systems, Inc. (Class B)* ......          5,500         468,875
Rotech Medical Corp.* ...........................          5,100         107,100
Steris Corp.* ...................................         23,224       1,010,244
                                                                     -----------
                                                                       5,498,784
                                                                     -----------


                           FSA-13

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                          NUMBER OF      VALUE
                                                           SHARES       (NOTE 3)
--------------------------------------------------------------------------------
RETAIL -- FOOD (0.3%)
Delhaize Freres ..................................         1,870     $   111,192
Ito Yokado Co. Ltd. ..............................         3,000         130,559
Kesko* ...........................................         2,900          40,940
Seven-Eleven Japan Ltd. ..........................         9,000         526,898
Tesco PLC ........................................         7,600          46,154
                                                                     -----------
                                                                         855,743
                                                                     -----------

SOAPS & TOILETRIES (0.9%)
Colgate Palmolive Co. ............................        13,600       1,254,600
Gillette Corp. ...................................        16,500       1,282,875
KAO Corp. ........................................        16,000         186,512
Shiseido Co. .....................................        12,000         138,848
                                                                     -----------
                                                                       2,862,835
                                                                     -----------

TOBACCO (0.9%)
BAT Industries ...................................        18,900         156,869
Hanjaya Mandala Sampoerna ........................        46,000         245,385
Japan Tobacco, Inc. ..............................            22         149,124
Philip Morris Cos., Inc. .........................        22,410       2,523,926
Tabacalera SA ....................................         3,420         147,368
                                                                     -----------
                                                                       3,222,672
                                                                     -----------

TOTAL CONSUMER NONCYCLICALS (9.9%) ...............                    31,022,989
                                                                     -----------

CREDIT-SENSITIVE
BANKS (1.7%)
AMMB Holdings BHD ................................        14,000         117,521
Banco Santander SA ...............................         1,980         126,833
Bangkok Bank Public Co. ..........................         4,000          38,681
Bank of Tokyo-Mitsubishi Bank ....................        14,000         259,908
Barclays Bank ....................................        25,500         437,059
Chase Manhattan Corp. ............................         2,000         178,500
Chiba Bank .......................................        12,000          81,858
Den Danske Bank ..................................         3,600         290,467
First Union Corp. ................................        27,800       2,057,200
Kredietbank ......................................           420         137,785
Malayan Banking Berhad ...........................        10,000         110,869
Mitsui Trust & Banking Co. .......................        38,000         296,952
National Westminster Bank* .......................        18,500         217,251
Overseas Chinese Bank ............................        14,600         181,548
Overseas Union Bank Ltd. .........................        19,000         146,645
Philippine Commercial International Bank .........         1,000          13,118
Sparbanken Sverige AB (Shares A) .................         4,300          73,777
Sparekassen Bikuben A/S* .........................         1,700          79,700
State Bank of India (GDR)* .......................         7,000         101,500
Thai Farmers Bank Public Co. .....................        22,000         137,253
Thai Farmers Bank Public Co.-- Warrants* .........           750             205
Tokai Bank .......................................        17,000         177,619
                                                                     -----------
                                                                       5,262,249
                                                                     -----------


                           FSA-14

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                         NUMBER OF       VALUE
                                                          SHARES        (NOTE 3)
--------------------------------------------------------------------------------
FINANCIAL SERVICES (2.8%)
Aames Financial Corp. .............................         2,900     $  104,038
American Express Co. ..............................        30,700      1,734,550
Beneficial Corp. ..................................         5,750        364,406
Daiwa Securities Co. Ltd. .........................         6,000         53,363
Dean Witter Discover & Co. ........................        27,900      1,848,375
Hambrecht & Quist Group* ..........................         4,900        105,963
Incentive AB (B Shares)* ..........................           770         55,894
Industrial Credit & Investment Corp. (GDR)* .......         8,000         78,000
ING Groep N.V .....................................        11,300        406,595
Japan Securities Finance Co. ......................        16,000        186,512
MBNA Corp. ........................................        43,900      1,821,850
Merrill Lynch & Co., Inc. .........................        15,300      1,246,950
Nikko Securities Co. ..............................        15,000        111,907
Nomura Securities Co. .............................        15,000        225,369
Oxford Resources Corp. (Class A)* .................         5,300        163,638
RAC Financial Group, Inc.* ........................         3,600         76,050
Union Acceptance Corp. (Class A)* .................         7,300        129,575
                                                                      ----------
                                                                       8,713,035
                                                                      ----------

INSURANCE (2.5%)
AMEV N.V ..........................................        11,430        400,032
Assurances Generales de France ....................         8,470        273,436
Baloise Holdings ..................................           120        241,165
Istituto Naz Delle Assicurazioni ..................       145,800        189,931
ITT Hartford Group, Inc. ..........................           700         47,250
Life Re Corp. .....................................        32,500      1,255,313
MGIC Investment Corp. .............................         9,500        722,000
Mitsui Marine & Fire Insurance Co. ................        21,000        112,970
PennCorp Financial Group, Inc. ....................        25,800        928,800
PMI Group, Inc. ...................................         2,600        143,975
TIG Holdings, Inc. ................................        25,500        863,813
Travelers Group, Inc. .............................        54,899      2,491,042
Sumitomo Marine & Fire Insurance Co. ..............        17,000        105,690
United Assurance Group PLC ........................        20,200        166,275
                                                                      ----------
                                                                       7,941,692
                                                                      ----------

REAL ESTATE (0.3%)
Hysan Development Co. Ltd. ........................        14,000         55,750
Hysan Development Co. Ltd. -- Warrants* ...........           850            769
JP Realty, Inc. ...................................         3,500         90,563
Macerich Co. ......................................         3,400         88,825
New World Development Co. .........................         9,000         60,799
Sefimeg ...........................................         1,500        108,702
Societe des Immeubles de France SA ................         1,561         92,062
Simco S.A .........................................         1,145         99,968
Sumitomo Realty & Development Co. .................        19,000        119,765
Unibail S.A .......................................         1,550        154,149
Union Immobiliere de France .......................         1,230        100,396
Wharf Holdings ....................................        15,000         74,859
                                                                      ----------
                                                                       1,046,607
                                                                      ----------


                           FSA-15

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                       NUMBER OF        VALUE
                                                        SHARES         (NOTE 3)
--------------------------------------------------------------------------------
UTILITY -- ELECTRIC (0.7%)
Cinergy Corp. ..................................         10,500      $   350,438
FPL Group, Inc. ................................         16,700          768,200
Korea Electric Power (ADR) .....................          5,000          102,500
Malakoff BHD* ..................................         16,000           78,559
Manila Electric Co. ............................         13,000          106,274
National Grid Group PLC ........................         78,500          262,905
Tokyo Electric Power Co., Inc. .................          7,000          153,527
Veba AG ........................................          7,000          402,586
                                                                     -----------
                                                                       2,224,989
                                                                     -----------

UTILITY -- GAS (0.2%)
Anglian Water PLC ..............................         21,700          219,328
Hong Kong & China Gas Co. ......................         27,400           52,961
Hong Kong & China Gas Co.-- Warrants* ..........          2,700            1,501
Osaka Gas Co. ..................................         33,000           90,329
Tokyo Gas Co. ..................................         70,000          189,794
                                                                     -----------
                                                                         553,913
                                                                     -----------

UTILITY -- TELEPHONE (0.4%)
British Telecommunications .....................         31,100          210,179
Frontier Corp. .................................          8,500          192,313
LCI International, Inc.* .......................          9,000          193,500
Telecom Corp. of New Zealand ...................         28,000          142,917
Telecom Italia Spa .............................         99,900          259,485
WorldCom, Inc.* ................................          8,000          208,500
                                                                     -----------
                                                                       1,206,894
                                                                     -----------

TOTAL CREDIT-SENSITIVE (8.6%) ..................                      26,949,379
                                                                     -----------

ENERGY
COAL & GAS PIPELINES (0.2%)
Nabors Industries, Inc.* .......................         33,000          635,250
                                                                     -----------

OIL -- DOMESTIC (1.2%)
Apache Corp. ...................................         22,500          795,938
Costilla Energy, Inc.* .........................         11,900          162,138
Louis Dreyfus Natural Gas Corp.* ...............         62,900        1,077,163
Louisiana Land & Exploration Co. ...............          7,300          391,463
KCS Energy, Inc. ...............................          3,300          117,975
Tom Brown, Inc.* ...............................         27,500          574,063
Ultramar Diamond Shamrock Corp. ................          2,764           87,412
Union Pacific Resources Group, Inc. ............         13,974          408,740
                                                                     -----------
                                                                       3,614,892
                                                                     -----------

OIL -- INTERNATIONAL (1.2%)
British Petroleum Co. PLC ......................         31,600          379,208
Elf Aquitaine ..................................          3,770          343,176
ENI Spa ........................................         45,500          233,518
Exxon Corp. ....................................         19,800        1,940,400
Mitsubishi Oil Co. .............................         18,000          107,711
Repsol SA ......................................          4,250          163,147
Shell Transport & Trading Co.* .................          9,800          169,814
Tatneft (ADR)* .................................            800           38,400
Total Compagnie Francaise ......................          5,173          420,739
                                                                     -----------
                                                                       3,796,113
                                                                     -----------


                           FSA-16

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                        NUMBER OF       VALUE
                                                         SHARES        (NOTE 3)
--------------------------------------------------------------------------------
OIL -- SUPPLIES & CONSTRUCTION (1.6%)
BJ Services Co.* ................................         17,700     $   902,700
Baker Hughes, Inc. ..............................         35,600       1,228,200
Halliburton Co. .................................          5,000         301,250
Noble Drilling Corp.* ...........................         18,000         357,750
Parker Drilling Co.* ............................         10,700         102,988
Rowan Cos., Inc.* ...............................          8,600         194,575
Saipem Spa* .....................................         24,100         110,897
Schlumberger, Ltd. ..............................          7,900         789,013
Transocean Offshore, Inc. .......................         18,300       1,146,037
                                                                     -----------
                                                                       5,133,410
                                                                     -----------

RAILROADS (1.1%)
Burlington Northern Santa Fe ....................         12,000       1,036,500
Canadian Pacific Ltd. ...........................         32,000         848,000
East Japan Railway Co. ..........................             41         184,449
Genesee & Wyoming, Inc. (Class A)* ..............          4,200         145,950
Guangshen Railway Co. Ltd. (ADR)* ...............          4,000          82,500
Union Pacific Corp. .............................         16,500         992,063
                                                                     -----------
                                                                       3,289,462
                                                                     -----------

TOTAL ENERGY (5.3%) .............................                     16,469,127
                                                                     -----------

TECHNOLOGY
ELECTRONICS (4.4%)
Advanced Semiconductor Engineering (GDR)* .......          6,060          57,570
Altera Corp.* ...................................         24,100       1,751,769
BMC Industries, Inc. ............................          6,300         198,450
Cisco Systems, Inc.* ............................         43,300       2,754,963
Exabyte Corp.* ..................................          6,500          86,938
Hirose Electric Co. Ltd. ........................          5,000         289,699
HMT Technology Corp.* ...........................          4,800          72,075
Hoya Corp. ......................................          9,000         353,596
IDT Corp.* ......................................          6,200          68,200
Insight Enterprises, Inc.* ......................          2,600          72,800
Intel Corp. .....................................         15,600       2,042,625
Intergraph Corp.* ...............................         15,000         153,750
Kandenko Co. Ltd. ...............................          9,000          85,485
Kent Electronics Corp.* .........................          4,300         110,725
Kyocera Corp. ...................................          2,000         124,687
National Semiconductor Corp.* ...................          3,000          73,125
Network General Corp.* ..........................          3,700         111,925
Rohm Co. Ltd. ...................................          9,000         590,623
Seagate Technology, Inc.* .......................         20,600         813,700
SGS-Thomson Microelectronics N.V.* ..............            650          45,977
Systemsoft Corp.* ...............................          5,500          81,813
TDK Corp. .......................................          7,000         456,351
Teradyne, Inc.* .................................          5,000         121,875
Texas Instruments, Inc. .........................          2,750         175,313
Uniphase Corp.* .................................          1,700          89,250
Ushio, Inc.* ....................................         13,000         141,439
Westell Technologies, Inc.* .....................          3,300          75,488
Yamatake-Honeywell Co. ..........................          7,000         113,030
3Com Corp.* .....................................         35,850       2,630,494
3D Labs, Inc. Ltd.* .............................          2,600          59,800
                                                                     -----------
                                                                      13,803,535
                                                                     -----------


                           FSA-17

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                        NUMBER OF       VALUE
                                                         SHARES        (NOTE 3)
--------------------------------------------------------------------------------
OFFICE EQUIPMENT (0.6%)
Applix, Inc.* ......................................        4,200    $    91,875
Canon, Inc. ........................................       14,000        309,472
Compaq Computer Corp.* .............................       13,670      1,014,998
Read-Rite Corp.* ...................................        5,700        143,925
Sterling Software, Inc.* ...........................       10,200        322,575
Storage Technology Corp.* ..........................        3,000        142,875
                                                                     -----------
                                                                       2,025,720
                                                                     -----------

OFFICE EQUIPMENT SERVICES (2.4%)
Comverse Technology, Inc.* .........................        7,800        294,938
Electronic Data Systems Corp. ......................       12,900        557,925
First Data Corp. ...................................       24,400        890,600
Informix Corp.* ....................................       98,500      2,006,938
Microsoft Corp.* ...................................       12,200      1,008,025
Oracle Corp.* ......................................       54,200      2,262,850
Premisys Communications, Inc.* .....................        2,000         67,500
Sterling Commerce, Inc.* ...........................       13,265        467,590
Structural Dynamics Research Corp. (Class A)* ......        4,000         80,000
                                                                     -----------
                                                                       7,636,366
                                                                     -----------

TELECOMMUNICATIONS (1.3%)
Act Networks, Inc.* ................................        2,600         94,900
Asia Satellite Telecommunications Holdings Ltd.* ...        4,000          9,282
Cable Design Technologies* .........................        3,000         93,375
Comnet Cellular, Inc.* .............................        3,300         91,987
DDI Corp. ..........................................          113        747,414
Deutsche Telekom AG* ...............................        3,810         79,478
ICG Communications, Inc.* ..........................        5,000         88,125
Korea Mobile Telecommunications Corp. (ADR) ........       20,497        263,898
MFS Communications Co., Inc.* ......................        8,186        446,137
Millicom International Cellular SA* ................        2,000         64,250
Netscape Communications Corp.* .....................       14,800        841,750
PT Indosat .........................................       73,000        216,341
PT Telekomunikasi Indonesia ........................       60,000        103,513
Scientific Atlanta, Inc. ...........................       25,800        387,000
Telecel-Comunicacoes Pessoai SA* ...................          500         31,935
Vodafone Group .....................................       40,600        171,445
Winstar Communications, Inc.* ......................        4,900        102,900
Xircom* ............................................        4,600        100,050
                                                                     -----------
                                                                       3,933,780
                                                                     -----------

TOTAL TECHNOLOGY (8.7%) ............................                  27,399,401
                                                                     -----------

DIVERSIFIED
MISCELLANEOUS (1.1%)
Allied Signal, Inc. ................................       28,700      1,922,900
BTR PLC ............................................       65,650        319,401
Cie Generale des Eaux ..............................        1,233        152,803
Citic Pacific Ltd. .................................       23,000        133,519
First Pacific Co. ..................................       75,289         97,828
Hanson PLC .........................................       91,200        127,331
Tomkins PLC ........................................       42,100        193,646
U.S. Industries, Inc.* .............................       19,000        653,125
                                                                     -----------

TOTAL DIVERSIFIED (1.1%) ...........................                   3,600,553
                                                                     -----------


                           FSA-18

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                     NUMBER OF           VALUE
                                                      SHARES            (NOTE 3)
--------------------------------------------------------------------------------
TOTAL COMMON STOCKS (48.1%)
  (Cost $129,934,036) ..........................                    $150,745,399
                                                                    ------------

PREFERRED STOCKS:
BASIC MATERIALS
CHEMICALS (0.1%)
Henkel KGAA* ....................................       5,850            292,348
                                                                    ------------

TOTAL BASIC MATERIALS (0.1%) ....................                        292,348
                                                                    ------------

CONSUMER CYCLICALS
APPAREL, TEXTILE (0.0%)
Designer Finance Trust
  6.0% Conv. ....................................       2,000             92,500
                                                                    ------------

RETAIL -- GENERAL (0.1%)
Hornbach Holding AG .............................       2,440            174,422
                                                                    ------------

TOTAL CONSUMER CYCLICALS (0.1%) .................                        266,922
                                                                    ------------

CONSUMER NONCYCLICALS
CONTAINERS (0.0%)
Crown Cork & Seal Co., Inc.
  4.5% Conv. ....................................       2,200            114,400
                                                                    ------------

TOTAL CONSUMER NONCYCLICALS (0.0%) ..............                        114,400
                                                                    ------------

CREDIT-SENSITIVE
BANKS (0.1%)
First Chicago NBD Corp.
  5.75% Conv., Series B ........................        4,300            388,075
                                                                    ------------

FINANCIAL SERVICES (0.0%)
Money Store
  6.5% Conv. ....................................       3,800            104,025
                                                                    ------------

INSURANCE (0.1%)
PennCorp. Financial Group, Inc.
  7.0% Conv. ....................................       2,500            148,750
                                                                    ------------

TOTAL CREDIT-SENSITIVE (0.2%) ...................                        640,850
                                                                    ------------

TECHNOLOGY
TELECOMMUNICATIONS (0.3%)
MFS Communications Co., Inc.
  8.0% Conv. ....................................       5,900            538,375
Nokia Oy Cum ....................................       2,800            162,500
                                                                    ------------

TOTAL TECHNOLOGY (0.3%) .........................                        700,875
                                                                    ------------

TOTAL PREFERRED STOCKS (0.7%)
  (Cost $1,439,770) .............................                      2,015,395
                                                                    ------------



                           FSA-19

===============================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
-------------------------------------------------------------------------------
                                                         PRINCIPAL       VALUE
                                                          AMOUNT        (NOTE 3)
-------------------------------------------------------------------------------
LONG-TERM DEBT SECURITIES:
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (0.1%)
United Waste Systems, Inc.
   4.5% Conv., 2001 ................................    $  240,000    $  290,400
                                                                      ----------

PRINTING, PUBLISHING & BROADCASTING (1.6%)
Time Warner Entertainment Co.
   8.375%, 2023 ....................................     4,825,000     4,891,923
                                                                      ----------

PROFESSIONAL SERVICES (0.2%)
Career Horizons, Inc.
   7.0% Conv., 2002 ................................        70,000       137,288
Danka Business Systems PLC
   6.75% Conv., 2002 ...............................       155,000       209,250
First Financial Management Corp.
   5.0% Conv., 1999 ................................       220,000       369,875
                                                                      ----------
                                                                         716,413
                                                                      ----------

TOTAL BUSINESS SERVICES (1.9%) .....................                   5,898,736
                                                                      ----------

CAPITAL GOODS
MACHINERY (0.1%)
DII Group, Inc.
   6.0% Conv., 2002 ................................       200,000       190,000
                                                                      ----------

TOTAL CAPITAL GOODS (0.1%) .........................                     190,000
                                                                      ----------

CONSUMER CYCLICALS
APPAREL, TEXTILE (0.1%)
Nine West Group, Inc.
   5.5% Conv., 2003 ................................       305,000       303,474
                                                                      ----------

FOOD SERVICES, LODGING (0.1%)
HFS, Inc.
   4.5% Conv., 1999 ................................       105,000       347,549
                                                                      ----------

RETAIL -- GENERAL (0.1%)
Saks Holdings, Inc.
   5.5% Conv., 2006 ................................       150,000       138,000
                                                                      ----------

TOTAL CONSUMER CYCLICALS (0.3%) ....................                     789,023
                                                                      ----------

CONSUMER NONCYCLICALS
DRUGS (0.1%)
MedImmune, Inc.
   7.0% Conv. Sub., 2003 ...........................       175,000       188,563
Quintiles Transnational Corp.
   4.25% Conv., 2000 ...............................       115,000       120,750
                                                                      ----------
                                                                         309,313
                                                                      ----------


                           FSA-20

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                        PRINCIPAL        VALUE
                                                         AMOUNT         (NOTE 3)
--------------------------------------------------------------------------------
HOSPITAL SUPPLIES & SERVICES (0.2%)
American Medical Response, Inc.
   5.25% Conv., 2001 ...........................     $   160,000     $   172,400
Healthsouth Corp.
   5.0% Conv., 2001 ............................          90,000         186,187
Phycor, Inc.
   4.5% Conv., 2003 ............................         235,000         228,831
Tenet Healthcare Corp.
   6.0% Conv., 2005 ............................         160,000         168,000
                                                                     -----------
                                                                         755,418
                                                                     -----------

TOTAL CONSUMER NONCYCLICALS (0.3%) .............                       1,064,731
                                                                     -----------

CREDIT-SENSITIVE
BANKS (1.6%)
Sumitomo Bank International
   0.75% Conv., 2001 ........................... Yen  26,000,000         237,415
St. George Bank Ltd.
   7.15%, 2005 .................................     $ 4,850,000       4,842,337
                                                                     -----------
                                                                       5,079,752
                                                                     -----------

FINANCIAL SERVICES (3.0%)
Aames Financial Corp.
   5.5% Conv., 2006 ............................         130,000         175,663
Bankamerica Capital II
   8.0%, 2026 ..................................       5,000,000       5,095,250
Leasing Solutions, Inc.
   6.875% Conv., 2003 ..........................         260,000         260,000
Morgan Stanley Group, Inc.
   6.5%, 2001 ..................................       4,000,000       3,985,360
                                                                     -----------
                                                                       9,516,273
                                                                     -----------

INSURANCE (2.8%)
Conseco Finance Trust II
   8.7%, 2026 ..................................       3,500,000       3,518,095
John Hancock Mutual Life Insurance Co
   7.375%, 2024 ................................       5,000,000       4,819,350
Penn Treaty American Corp.
   6.25% Conv., 2003 ...........................         105,000         113,925
                                                                     -----------
                                                                       8,451,370
                                                                     -----------

MORTGAGE-RELATED (10.3%)
Federal Home Loan Mortgage Corp.
   7.0%, 2011 ..................................       9,403,034       9,400,101
Federal National Mortgage Association:
   6.5%, 2011 ..................................       9,492,908       9,320,850
   7.0%, 2026 ..................................       6,632,744       6,489,729
Government National Mortgage Association
   7.5%, 2026 ..................................       7,069,998       7,074,417
                                                                     -----------
                                                                      32,285,097
                                                                     -----------

FOREIGN GOVERNMENT (0.7%)
Province of Quebec
   7.125%, 2024 ................................       2,175,000       2,088,740
                                                                     -----------



                           FSA-21

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                      PRINCIPAL         VALUE
                                                       AMOUNT          (NOTE 3)
--------------------------------------------------------------------------------
UTILITY -- GAS (1.3%)
RAS Laffan Liquid Natural Gas
   8.294%, 2014 ...............................     $ 4,000,000     $  4,064,860
                                                                    ------------

U.S. GOVERNMENT (21.6%)
U.S. Treasury:
   6.375%, 1999 ...............................      20,850,000       21,032,438
   5.75%, 2000 ................................      16,925,000       16,702,859
   7.75%, 2000 ................................      12,250,000       12,820,397
   6.25%, 2001 ................................       5,860,000        5,863,663
   5.75%, 2003 ................................       6,215,000        6,028,550
   6.50%, 2005 ................................       5,225,000        5,260,922
                                                                    ------------
                                                                      67,708,829
                                                                    ------------

TOTAL CREDIT-SENSITIVE (41.3%) ................                      129,194,921
                                                                    ------------

ENERGY
COAL & GAS PIPELINES (0.0%)
Swift Energy Co.
   6.25% Conv., 2006 ..........................         120,000          131,700
                                                                    ------------

OIL -- SUPPLIES & CONSTRUCTION (0.1%)
Seacor Holdings
   5.375% Conv. Sub. Notes, 2006 ..............         110,000          127,600
                                                                    ------------

TOTAL ENERGY (0.1%) ...........................                          259,300
                                                                    ------------

TECHNOLOGY
ELECTRONICS (1.0%)
Altera Corp.
   5.75% Conv. Sub. Note, 2002 ................         275,000          425,563
Applied Magnetics Corp.:
   7.0% Conv., 2006 ...........................         320,000          566,400
   7.0% Conv. Euro, 2006 ......................          60,000          106,200
C-Cube Microsystems, Inc.
   5.875% Conv., 2005 .........................         170,000          220,150
Checkpoint Systems, Inc.
   5.25% Conv., 2005 ..........................          75,000          109,594
LSI Logic Corp.
   5.5% Conv., 2001 ...........................         135,000          296,325
Plasma & Materials Technologies, Inc.
   7.125% Conv., 2001 .........................         225,000          220,500
Sanmina Corporation
   5.5% Conv., 2002 ...........................         240,000          501,900
SCI Systems, Inc.
   5.0% Conv., 2006 ...........................         265,000          302,763
S3 Incorporated
   5.75% Conv. Sub. Note, 2003 ................         125,000          136,875
3Com Corp.
   10.25% Conv., 2001 .........................         180,000          397,350
                                                                    ------------
                                                                       3,283,620
                                                                    ------------



                           FSA-22

================================================================================
SEPARATE ACCOUNT NO. 10 (POOLED) (THE BALANCED FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Concluded)
--------------------------------------------------------------------------------
                                                      PRINCIPAL         VALUE
                                                       AMOUNT          (NOTE 3)
--------------------------------------------------------------------------------
TELECOMMUNICATIONS (0.2%)
BBN Corp.
   6.0% Conv., 2012 .................................  $ 320,000   $    310,400
Comverse Technology, Inc.
   5.75% Conv. Sub., 2006 ...........................    375,000        388,592
Bay Networks, Inc.
   5.25%, 2003 ......................................     90,000         81,225
                                                                   ------------
                                                                        780,217
                                                                   ------------

TOTAL TECHNOLOGY (1.2%) .............................                 4,063,837
                                                                   ------------

DIVERSIFIED
MISCELLANEOUS (0.1%)
Thermo Electron Corp.
   5.0% Euro Conv., 2001 ............................    180,000        356,849
                                                                   ------------

TOTAL DIVERSIFIED (0.1%) ............................                   356,849
                                                                   ------------

TOTAL LONG-TERM DEBT SECURITIES (45.3%)
   (Amortized Cost $139,089,406) ....................               141,817,397
                                                                   ------------

PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
   at amortized cost, which approximates
   market value, equivalent to 88,051 units
   at $255.57 each (7.2%) ...........................                22,503,485
                                                                   ------------

TOTAL INVESTMENTS (101.3%)
   (Cost/Amortized Cost $292,966,697) ...............               317,081,676

LIABILITIES IN EXCESS OF CASH AND RECEIVABLES (-1.3%)                (3,931,346)
                                                                   ------------

NET ASSETS (100.0%) .................................              $313,150,330
                                                                   ============
*Non-income producing.

See Notes to Financial Statements.


                           FSA-23

================================================================================
SEPARATE ACCOUNT NO. 4 (POOLED) (THE COMMON STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1996
---------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
   Common stocks -- at market value (cost: $1,991,952,527).................................     $2,440,835,888
   Preferred stocks -- at market value (cost: $1,742,250)..................................          1,809,000
   Long-term debt securities -- at value (amortized cost: $2,863,053)......................          2,493,750
   Participation in Separate Account No. 2A -- at amortized cost, which
     approximates market value, equivalent to 85,593 units at $255.57......................         21,875,326
Cash.......................................................................................          2,419,444
Receivables:
   Securities sold.........................................................................         18,681,125
   Dividends...............................................................................            474,057
--------------------------------------------------------------------------------------------------------------
    Total assets...........................................................................      2,488,588,590
--------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
   Securities purchased....................................................................         13,390,630
   Due to Equitable Life's General Account.................................................         15,548,100
   Investment management fees payable......................................................              7,688
Accrued expenses...........................................................................            475,122
Amount retained by Equitable Life in Separate Account No. 4 (Note 1).......................            641,292
--------------------------------------------------------------------------------------------------------------
    Total liabilities......................................................................         30,062,832
--------------------------------------------------------------------------------------------------------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations.....................................      2,432,753,839
Reserves and other contract liabilities attributable to annuity benefits...................         25,771,919
--------------------------------------------------------------------------------------------------------------
NET ASSETS.................................................................................     $2,458,525,758
==============================================================================================================

See Notes to Financial Statements.


                           FSA-24

================================================================================
SEPARATE ACCOUNT NO. 4 (POOLED) (THE COMMON STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Operations and Changes in Net Assets
-------------------------------------------------------------------------------------------------------------
                                                                                     YEAR ENDED DECEMBER 31,
                                                                                   1996               1995
-------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld -- 1996: $62,998
   and 1995: $239,657)...............................................      $   13,755,557      $   19,610,344
Interest and amortization of premium.................................             292,364            (852,218
-------------------------------------------------------------------------------------------------------------
Total................................................................          14,047,921          18,758,126
EXPENSES (NOTE 4)....................................................         (18,524,630)        (16,007,109
-------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS).........................................          (4,476,709)          2,751,017
-------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions........         218,176,662         260,870,246
-------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments and
   foreign currency transactions:
   Beginning of year.................................................         290,870,386          41,831,973
   End of year.......................................................         448,580,808         290,870,386
-------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation.......................         157,710,422         249,038,413
-------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS......................         375,887,084         509,908,659
-------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations....................         371,410,375         512,659,676
-------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions........................................................         552,427,638         422,289,107
Withdrawals..........................................................        (590,972,941)       (474,530,080
-------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals.         (38,545,303)        (52,240,973
-------------------------------------------------------------------------------------------------------------
Decrease in accumulated amount retained by Equitable Life in
   Separate Account No. 4 (Note 1)...................................             536,145             113,489
-------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS...............................................         333,401,217         460,532,192
NET ASSETS -- BEGINNING OF YEAR......................................       2,125,124,541       1,664,592,349
=============================================================================================================
NET ASSETS -- END OF YEAR............................................      $2,458,525,758      $2,125,124,541
=============================================================================================================

See Notes to Financial Statements.


                           FSA-25

================================================================================
SEPARATE ACCOUNT NO. 4 (POOLED) (THE COMMON STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996
--------------------------------------------------------------------------------
                                                      NUMBER OF         VALUE
                                                       SHARES          (NOTE 3)
--------------------------------------------------------------------------------
COMMON STOCKS:
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (1.7%)
Republic Industries, Inc.* ....................       1,355,000     $ 42,259,063
                                                                    ------------

PRINTING, PUBLISHING & BROADCASTING (0.1%)
Australis Media Ltd. Conv. Note* ..............      25,000,000        2,483,906
                                                                    ------------

PROFESSIONAL SERVICES (0.7%)
Ceridian Corp.* ...............................         170,000        6,885,000
Service Corp. International ...................         360,000       10,080,000
                                                                    ------------
                                                                      16,965,000
                                                                    ------------

TOTAL BUSINESS SERVICES (2.5%) ................                       61,707,969
                                                                    ------------

CONSUMER CYCLICALS
AIRLINES (6.9%)
America West Airlines, Inc. (Class B)* ........       1,250,000       19,843,750
Continental Airlines, Inc. (Class B)* .........       1,300,000       36,725,000
Delta Air Lines, Inc. .........................         375,000       26,578,125
KLM Royal Dutch Airlines ......................         230,000        6,411,250
Northwest Airlines Corp. (Class A)* ...........       1,400,000       54,775,000
UAL Corp.* ....................................         400,000       25,000,000
                                                                    ------------
                                                                     169,333,125
                                                                    ------------

FOOD SERVICES, LODGING (1.2%)
Host Marriott Corp.* ..........................       1,000,000       16,000,000
La Quinta Motor Inns, Inc. ....................         700,000       13,387,500
                                                                    ------------
                                                                      29,387,500
                                                                    ------------

HOUSEHOLD FURNITURE, APPLIANCES (1.2%)
Industrie Natuzzi (ADR) .......................       1,000,000       23,000,000
Sunbeam Corp. .................................         255,800        6,586,850
                                                                    ------------
                                                                      29,586,850
                                                                    ------------

LEISURE-RELATED (0.3%)
Carnival Corp. ................................         225,000        7,425,000
                                                                    ------------

RETAIL -- GENERAL (1.6%)
AutoZone, Inc.* ...............................         500,000       13,750,000
CompUSA, Inc.* ................................       1,200,000       24,750,000
                                                                    ------------
                                                                      38,500,000
                                                                    ------------

TOTAL CONSUMER CYCLICALS (11.2%) ..............                      274,232,475
                                                                    ------------

CONSUMER NONCYCLICALS
DRUGS (1.5%)
Centocor, Inc.* ...............................         750,000       26,812,500
Geltex Pharmaceuticals, Inc.* .................         210,000        5,092,500
MedImmune, Inc.* ..............................         300,000        5,100,000
                                                                    ------------
                                                                      37,005,000
                                                                    ------------


                           FSA-26

================================================================================
SEPARATE ACCOUNT NO. 4 (POOLED) (THE COMMON STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                       NUMBER OF       VALUE
                                                        SHARES        (NOTE 3)
--------------------------------------------------------------------------------
HOSPITAL SUPPLIES & SERVICES (1.9%)
Columbia/HCA Healthcare Corp. .................         540,000     $ 22,005,000
Oxford Health Plans, Inc.* ....................         200,000       11,712,500
Saint Jude Medical, Inc.* .....................         310,000       13,213,750
                                                                    ------------
                                                                      46,931,250
                                                                    ------------

SOAPS & TOILETRIES (1.0%)
Colgate Palmolive Co. .........................         275,000       25,368,750
                                                                    ------------

TOBACCO (6.7%)
Loews Corp. ...................................       1,750,000      164,937,500
                                                                    ------------

TOTAL CONSUMER NONCYCLICALS (11.1%) ...........                      274,242,500
                                                                    ------------

CREDIT-SENSITIVE
BANKS (1.0%)
First Union Corp. .............................         320,000       23,680,000
                                                                    ------------

FINANCIAL SERVICES (8.0%)
A.G. Edwards, Inc. ............................         300,000       10,087,500
Dean Witter Discover & Co. ....................         420,000       27,825,000
Legg Mason, Inc. ..............................         935,000       35,997,500
MBNA Corp. ....................................         900,000       37,350,000
Merrill Lynch & Co., Inc. .....................       1,000,000       81,500,000
Resource Bancshares Mortgage Group, Inc. ......         248,800        3,545,400
                                                                    ------------
                                                                     196,305,400
                                                                    ------------

INSURANCE (11.4%)
CNA Financial Corp.* ..........................       1,700,000      181,900,000
IPC Holdings Ltd. .............................         207,400        4,640,575
Life Re Corp. .................................         721,000       27,848,625
NAC Re Corp. ..................................         564,600       19,125,825
PMI Group, Inc. ...............................          12,600          697,725
Travelers Group, Inc. .........................       1,020,000       46,282,500
                                                                    ------------
                                                                     280,495,250
                                                                    ------------

UTILITY -- TELEPHONE (7.8%)
Frontier Corp. ................................         365,000        8,258,125
Telephone & Data Systems, Inc. ................       4,550,000      164,937,500
WorldCom, Inc.* ...............................         755,000       19,677,188
                                                                    ------------
                                                                     192,872,813
                                                                    ------------

TOTAL CREDIT-SENSITIVE (28.2%) ................                      693,353,463
                                                                    ------------

ENERGY
COAL & GAS PIPELINES (0.2%)
Nabors Industries, Inc.* ......................         250,000        4,812,500
                                                                    ------------

OIL -- DOMESTIC (0.5%)
Ultramar Diamond Shamrock Corp. ...............         408,000       12,903,000
                                                                    ------------

OIL -- INTERNATIONAL (0.0%)
Tatneft (ADR)* ................................          19,000          912,000
                                                                    ------------


                           FSA-27

================================================================================
SEPARATE ACCOUNT NO. 4 (POOLED) (THE COMMON STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------------------------------------
                                                                              NUMBER OF               VALUE
                                                                               SHARES                (NOTE 3)
--------------------------------------------------------------------------------------------------------------
OIL -- SUPPLIES & CONSTRUCTION (8.8%)
Coflexip*..............................................................         75,000           $   1,968,750
Diamond Offshore Drilling, Inc.*.......................................        350,000              19,950,000
ENSCO International, Inc.*.............................................        550,000              26,675,000
Marine Drilling Co., Inc.*.............................................         56,500               1,112,344
Noble Drilling Corp.*..................................................      1,100,000              21,862,500
Parker Drilling Co.*...................................................      4,900,000              47,162,500
Rowan Cos., Inc.*......................................................      4,000,000              90,500,000
Transocean Offshore, Inc. .............................................        110,000               6,888,750
                                                                                                --------------
                                                                                                   216,119,844
                                                                                                --------------

TOTAL ENERGY (9.5%)....................................................                            234,747,344
                                                                                                --------------

TECHNOLOGY
ELECTRONICS (13.7%)
Applied Materials, Inc.*...............................................        250,000               8,984,375
Cisco Systems, Inc.*...................................................      3,000,000             190,875,000
IDT Corp.*.............................................................        155,000               1,705,000
LSI Logic Corp.*.......................................................        210,000               5,617,500
Seagate Technology, Inc.*..............................................      2,150,000              84,925,000
Teradyne, Inc.*........................................................        603,000              14,698,125
3Com Corp.*............................................................        400,000              29,350,000
                                                                                                --------------
                                                                                                   336,155,000
                                                                                                --------------

OFFICE EQUIPMENT (1.7%)
Compaq Computer Corp.*.................................................        400,000              29,700,000
Sterling Software, Inc.*...............................................        376,700              11,913,138
                                                                                                --------------
                                                                                                    41,613,138
                                                                                                --------------

OFFICE EQUIPMENT SERVICES (4.5%)
Checkfree Corp.*.......................................................        416,700               7,135,988
Electronic Data Systems Corp. .........................................        900,000              38,925,000
Informix Corp.*........................................................      1,150,000              23,431,250
Oracle Corp.*..........................................................        400,000              16,700,000
Sterling Commerce, Inc.*...............................................        700,000              24,675,000
                                                                                                --------------
                                                                                                   110,867,238
                                                                                                --------------

TELECOMMUNICATIONS (16.8%)
American Online, Inc.*.................................................        150,000               4,987,500
American Satellite Network -- Rights*..................................         70,000                       0
Cellular Communications Puerto Rico, Inc.*.............................        482,200               9,523,450
Colt Telecom Group PLC (ADR)*..........................................        175,000               3,368,750
Deutsche Telekom AG (ADR)*.............................................      1,300,000              26,487,500
DSC Communications Corp.*..............................................        720,000              12,870,000
MFS Communications Co., Inc.*..........................................        820,000              44,690,000
Millicom International Cellular S.A.*..................................      1,775,000              57,021,874
Netscape Communications Corp.*.........................................        400,000              22,750,000
Nokia Corp. (ADR)......................................................        600,000              34,575,000
Palmer Wireless, Inc.*.................................................        102,000               1,071,000
Rogers Cantel Mobile Communications, Inc. (Class B) (ADR)*.............      1,364,100              26,429,437
Scientific Atlanta, Inc. ..............................................      2,650,400              39,756,000
U.S. Cellular Corp.*...................................................      3,200,000              89,200,000
Vanguard Cellular Systems, Inc. (Class A)*.............................      2,615,000              41,186,250
                                                                                                --------------
                                                                                                   413,916,761
                                                                                                --------------

TOTAL TECHNOLOGY (36.7%)...............................................                            902,552,137
                                                                                                --------------

                           FSA-28

===============================================================================
SEPARATE ACCOUNT NO. 4 (POOLED) (THE COMMON STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Concluded)
--------------------------------------------------------------------------------------------------------------
                                                                              NUMBER OF               VALUE
                                                                               SHARES                (NOTE 3)
--------------------------------------------------------------------------------------------------------------
TOTAL COMMON STOCKS (99.2%)
   (Cost $1,991,952,527)...............................................                         $2,440,835,888
                                                                                                --------------

PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.1%)
Continental Airlines Financial Trust
   8.5% Conv., 2020....................................................         27,000               1,809,000
                                                                                                --------------

TOTAL CONSUMER CYCLICALS (0.1%)........................................                              1,809,000
                                                                                                --------------

TOTAL PREFERRED STOCKS (0.1%)
   (Cost $1,742,250)...................................................                              1,809,000
                                                                                                --------------


                                                                             PRINCIPAL
LONG-TERM DEBT SECURITIES:                                                     AMOUNT
TECHNOLOGY                                                                   ----------
TELECOMMUNICATIONS (0.1%)
U.S. Cellular Corp.,
   Zero Coupon Conv., 2015.............................................     $7,500,000               2,493,750
                                                                                                --------------

TOTAL TECHNOLOGY (0.1%)................................................                              2,493,750
                                                                                                --------------

TOTAL LONG-TERM DEBT SECURITIES (0.1%)
   (Amortized Cost $2,863,053).........................................                              2,493,750
                                                                                                --------------

PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
   at amortized cost, which approximates
   market value, equivalent to 85,593 units
   at $255.57 (0.9%) each..............................................                             21,875,326
                                                                                                --------------

TOTAL INVESTMENTS (100.3%)
   (Cost/Amortized Cost $2,018,433,156)................................                          2,467,013,964

LIABILITIES IN EXCESS OF CASH AND RECEIVABLES (-0.3%)..................                             (7,846,914

AMOUNT RETAINED BY EQUITABLE LIFE IN
   SEPARATE ACCOUNT NO. 4 (0.0%) (Note 1)..............................                               (641,292
                                                                                                --------------

NET ASSETS (100.0%)....................................................                         $2,458,525,758
                                                                                                ==============

Reserves attributable to participants' accumulations...................                         $2,432,753,839
Reserves and other contract liabilities attributable to annuity benefits                            25,771,919
                                                                                                --------------

NET ASSETS ............................................................                         $2,458,525,758
                                                                                                ==============

*Non-income producing.

See Notes to Financial Statements.


                           FSA-29

================================================================================
SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE STOCK FUND) of The Equitable Life Assurance Society of the United States


Statement of Assets and Liabilities
---------------------------------------------------------------------------------------------------------------
December 31, 1996
---------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
   Common stocks -- at market value (cost: $373,457,990)....................................       $429,928,523
   Participation in Separate Account No. 2A -- at amortized cost, which
     approximates market value, equivalent to 92,858 units at $255.57.......................         23,732,041
Cash........................................................................................             29,501
Receivables:
   Securities sold..........................................................................            274,498
   Dividends................................................................................             31,519
---------------------------------------------------------------------------------------------------------------
    Total assets............................................................................        453,996,082
---------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
   Securities purchased.....................................................................          2,701,994
   Due to Equitable Life's General Account..................................................          7,596,637
   Investment management fees payable.......................................................              3,829
Accrued expenses............................................................................            166,762
---------------------------------------------------------------------------------------------------------------
    Total liabilities.......................................................................         10,469,222
===============================================================================================================
NET ASSETS..................................................................................       $443,526,860
===============================================================================================================

See Notes to Financial Statements.


                           FSA-30

================================================================================
SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Operations and Changes in Net Assets
---------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                   1996               1995
---------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld -- 1996: $-0- and 1995: $21,522)..   $    888,868          $1,552,241
Interest...................................................................      1,847,954             729,465
--------------------------------------------------------------------------------------------------------------
Total......................................................................      2,736,822           2,281,706
EXPENSES (NOTE 4)..........................................................     (5,268,842)         (4,967,053)
--------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS........................................................     (2,532,020)         (2,685,347)
--------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions..............     83,136,492          75,694,748
--------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments:
   Beginning of year.......................................................     62,843,978          42,542,366
   End of year.............................................................     56,470,533          62,843,978
--------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation.............................     (6,373,445)         20,301,612
--------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS............................     76,763,047          95,996,360
--------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations..........................     74,231,027          93,311,013
--------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions..............................................................    226,778,696         205,540,949
Withdrawals................................................................   (199,186,117)       (266,542,005)
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to contributions and
withdrawals................................................................     27,592,579         (61,001,056)
--------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS.....................................................    101,823,606          32,309,957
NET ASSETS -- BEGINNING OF YEAR............................................    341,703,254         309,393,297
--------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR..................................................   $443,526,860        $341,703,254
==============================================================================================================

See Notes to Financial Statements.


                           FSA-31

================================================================================
SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996
--------------------------------------------------------------------------------
                                                        NUMBER OF       VALUE
                                                         SHARES        (NOTE 3)
--------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS -- SPECIALTY (4.5%)
Crompton & Knowles Corp. ........................        399,100     $ 7,682,675
Cytec Industries, Inc.* .........................        243,900       9,908,438
IDEXX Laboratories, Inc.* .......................         64,700       2,329,200
                                                                     -----------
                                                                      19,920,313
                                                                     -----------

METALS & MINING (2.0%)
Cyprus Amax Minerals Co. ........................        106,700       2,494,112
Kaiser Aluminium Corp.* .........................         94,100       1,093,913
Titanium Metals Corp.* ..........................        163,600       5,378,350
                                                                     -----------
                                                                       8,966,375
                                                                     -----------

STEEL (2.3%)
AK Steel Holding Corp. ..........................        155,000       6,141,875
Worthington Industries, Inc. ....................        230,400       4,176,000
                                                                     -----------
                                                                      10,317,875
                                                                     -----------

TOTAL BASIC MATERIALS (8.8%) ....................                     39,204,563
                                                                     -----------

BUSINESS SERVICES
ENVIRONMENTAL CONTROL (6.9%)
Philip Environmental, Inc.* .....................        190,700       2,765,150
Republic Industries, Inc.* ......................        314,700       9,814,706
USA Waste Services, Inc.* .......................        414,000      13,196,250
Wheelabrator Technologies, Inc. .................        309,000       5,021,250
                                                                     -----------
                                                                      30,797,356
                                                                     -----------

PRINTING, PUBLISHING & BROADCASTING (4.1%)
Comcast Corp. (Class A) .........................        602,700      10,735,594
Evergreen Media Corp. (Class A)* ................        297,400       7,435,000
                                                                     -----------
                                                                      18,170,594
                                                                     -----------

TRUCKING, SHIPPING (1.6%)
Xtra Corp. ......................................        159,800       6,931,325
                                                                     -----------

TOTAL BUSINESS SERVICES (12.6%) .................                     55,899,275
                                                                     -----------

CONSUMER CYCLICALS
AIRLINES (4.0%)
America West Airlines, Inc. (Class B)* ..........        241,400       3,832,225
Continental Airlines Inc. (Class B)* ............        198,800       5,616,100
Delta Air Lines, Inc. ...........................         66,500       4,713,187
Northwest Airlines Corp. (Class A)* .............         94,500       3,697,313
                                                                     -----------
                                                                      17,858,825
                                                                     -----------

APPAREL, TEXTILE (8.7%)
Mohawk Industries, Inc.* ........................        145,100       3,192,200
Nine West Group, Inc.* ..........................        364,100      16,885,138
Polymer Group, Inc.* ............................        299,000       4,148,625
Shaw Industries, Inc. ...........................        302,900       3,559,075
Tommy Hilfiger Corp.* ...........................        131,800       6,326,400
Unifi, Inc. .....................................        145,700       4,680,612
                                                                     -----------
                                                                      38,792,050
                                                                     -----------


                           FSA-32

================================================================================
SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                         NUMBER OF      VALUE
                                                          SHARES       (NOTE 3)
--------------------------------------------------------------------------------
AUTO-RELATED (0.9%)
NAL Financial Group, Inc.* .......................       400,000    $  3,850,000
                                                                    ------------

FOOD SERVICES, LODGING (6.5%)
Choice Hotels International, Inc.* ...............       202,700       3,572,588
Doubletree Corp.* ................................        69,300       3,118,500
Extended Stay America, Inc.* .....................       184,100       3,705,012
Host Marriott Corp.* .............................       893,900      14,302,400
La Quinta Motor Inns, Inc. .......................        76,200       1,457,325
Studio Plus Hotels, Inc.* ........................        53,200         837,900
Suburban Lodges of America, Inc.* ................       123,400       1,974,400
                                                                    ------------
                                                                      28,968,125
                                                                    ------------

HOUSEHOLD FURNITURE, APPLIANCES (2.1%)
Industrie Natuzzi (ADR) ..........................       254,000       5,842,000
Sunbeam Corp. ....................................       138,300       3,561,225
                                                                    ------------
                                                                       9,403,225
                                                                    ------------

LEISURE-RELATED (5.7%)
Electronic Arts, Inc.* ...........................        88,000       2,634,500
Harman International Industries, Inc. ............       175,700       9,773,313
Hasbro, Inc. .....................................       226,900       8,820,737
ITT Corp.* .......................................        95,200       4,129,300
                                                                    ------------
                                                                      25,357,850
                                                                    ------------

RETAIL -- GENERAL (3.4%)
AutoZone, Inc.* ..................................       168,500       4,633,750
Circuit City Stores, Inc. ........................       254,500       7,666,813
Pep Boys Manny Moe & Jack ........................        80,800       2,484,600
                                                                    ------------
                                                                      14,785,163
                                                                    ------------

TOTAL CONSUMER CYCLICALS (31.3%) .................                   139,015,238
                                                                    ------------

CONSUMER NONCYCLICALS
DRUGS (3.9%)
Biogen, Inc.* ....................................       192,600       7,463,250
Centocor, Inc.* ..................................       216,400       7,736,300
MedImmune, Inc.* .................................       120,900       2,055,300
                                                                    ------------
                                                                      17,254,850
                                                                    ------------

HOSPITAL SUPPLIES & SERVICES (8.0%)
Health Management Association, Inc. (Class A)* ...       173,900       3,912,750
Healthsouth Corp.* ...............................       364,925      14,095,228
Manor Care, Inc. .................................       202,700       5,472,900
Saint Jude Medical, Inc.* ........................       284,850      12,141,731
                                                                    ------------
                                                                      35,622,609
                                                                    ------------

SOAPS & TOILETRIES (1.7%)
Dial Corp. .......................................       293,200       4,324,700
Estee Lauder Cos. (Class A) ......................        57,100       2,904,963
                                                                    ------------
                                                                       7,229,663
                                                                    ------------

TOTAL CONSUMER NONCYCLICALS (13.6%) ..............                    60,107,122
                                                                    ------------


                           FSA-33

================================================================================
SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Continued)
--------------------------------------------------------------------------------
                                                        NUMBER OF       VALUE
                                                         SHARES        (NOTE 3)
--------------------------------------------------------------------------------
CREDIT-SENSITIVE
FINANCIAL SERVICES (1.1%)
Aames Financial Corp. .........................         130,300      $ 4,674,512
                                                                     -----------

INSURANCE (3.2%)
CNA Financial Corp.* ..........................         132,500       14,177,500
                                                                     -----------

UTILITY -- TELEPHONE (2.7%)
Telephone & Data Systems, Inc. ................         336,300       12,190,875
                                                                     -----------

TOTAL CREDIT-SENSITIVE (7.0%) .................                       31,042,887
                                                                     -----------

ENERGY
OIL -- DOMESTIC (4.9%)
Oryx Energy Co.* ..............................         245,900        6,086,025
Ultramar Diamond Shamrock Corp. ...............         489,880       15,492,455
                                                                     -----------
                                                                      21,578,480
                                                                     -----------

OIL -- SUPPLIES & CONSTRUCTION (4.6%)
Diamond Offshore Drilling, Inc.* ..............         188,104       10,721,927
Rowan Cos, Inc.* ..............................         442,300       10,007,038
                                                                     -----------
                                                                      20,728,965
                                                                     -----------

TOTAL ENERGY (9.5%) ...........................                       42,307,445
                                                                     -----------

TECHNOLOGY
ELECTRONICS (3.1%)
American Power Conversion Corp.* ..............          22,000          599,500
DT Industries, Inc. ...........................          68,100        2,383,500
Pairgain Technologies, Inc.* ..................          22,600          687,887
Parametric Technology Corp.* ..................         157,600        8,096,700
Xylan Corp.* ..................................          65,900        1,861,675
                                                                     -----------
                                                                      13,629,262
                                                                     -----------

OFFICE EQUIPMENT (2.0%)
Read-Rite Corp.* ..............................         108,300        2,734,575
Storage Technology Corp.* .....................          73,400        3,495,675
Symantec Corp.* ...............................         175,500        2,544,750
                                                                     -----------
                                                                       8,775,000
                                                                     -----------

OFFICE EQUIPMENT SERVICES (4.2%)
Baan Company N.V.* ............................         110,000        3,822,500
Fore Systems, Inc.* ...........................         128,500        4,224,437
Informix Corp.* ...............................         165,000        3,361,875
Premisys Communications, Inc.* ................         104,100        3,513,375
Sterling Commerce, Inc.* ......................         105,907        3,733,222
                                                                     -----------
                                                                      18,655,409
                                                                     -----------

                           FSA-34

================================================================================
SEPARATE ACCOUNT NO. 3 (POOLED) (THE AGGRESSIVE STOCK FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 1996 (Concluded)
--------------------------------------------------------------------------------------------------------------
                                                                              NUMBER OF               VALUE
                                                                               SHARES                (NOTE 3)
--------------------------------------------------------------------------------------------------------------
TELECOMMUNICATIONS (4.8%)
American Satellite Network -- Rights*..................................          9,550             $         0
Andrew Corp.*..........................................................         81,900               4,345,819
Glenayre Technologies, Inc.*...........................................        157,600               3,398,250
Millicom International Cellular S.A.*..................................        153,460               4,929,903
Tellabs, Inc.*.........................................................         79,400               2,987,425
U.S. Cellular Corp.*...................................................        125,700               3,503,887
Vanguard Cellular Systems, Inc. (Class A)*.............................        135,050               2,127,038
                                                                                                  ------------
                                                                                                    21,292,322
                                                                                                  ------------

TOTAL TECHNOLOGY (14.1%)...............................................                             62,351,993
                                                                                                  ------------

TOTAL COMMON STOCKS (96.9%)
   (Cost $373,457,990).................................................                            429,928,523
                                                                                                  ------------

PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
   at amortized cost, which approximates
   market value, equivalent to 92,858 units
   at $255.57 each (5.4%)..............................................                             23,732,041
                                                                                                  ------------

TOTAL INVESTMENTS (102.3%)
   (Cost/Amortized Cost $397,190,031)..................................                            453,660,564

LIABILITIES IN EXCESS OF CASH AND RECEIVABLES (-2.3%)..................                            (10,133,704)
                                                                                                  ------------

NET ASSETS (100.0%)....................................................                           $443,526,860
                                                                                                  ============

*Non-income producing.

See Notes to Financial Statements.


                           FSA-35

================================================================================
SEPARATE ACCOUNT NOS. 13 (POOLED), 10 (POOLED), 4 (POOLED)
AND 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements
--------------------------------------------------------------------------------

1. Separate Account Nos. 13 (Pooled) (the Bond Fund), 10 (Pooled) (the Balanced
   Fund), 4 (Pooled) (the Common Stock Fund) and 3 (Pooled) (the Aggressive Stock Fund) (the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $641,292 as shown in the Statement of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.

   Interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account Nos. 10, 4 and 3 aggregated $25,996,744 (8.3%), $288,921,270 (11.8%) and $99,049,571 (22.3%),
   respectively, at December 31, 1996 and $22,742,258 (6.1%), $246,531,777
   (11.6%) and $68,328,503 (20.0%), respectively, at December 31, 1995, of the net assets in these Funds.

   Equitable Life is the investment manager for the Funds. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Funds. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Funds' portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from these estimates.

2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost, adjusted where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.

   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of the acquisition. At December 31, 1996, the amortized cost of investments held in Separate Account No. 2A consists of the following:

----------------------------------------------------------------------------------------------------------
                                                                                    Amortized
                                                                                      Cost             %
----------------------------------------------------------------------------------------------------------

   Commercial Paper, 5.30% - 6.9% due 01/02/97 through 02/18/97...........        $292,301,486       87.9%
   Time Deposits, 6.5% due 01/02/97 ......................................          40,000,000       12.0
   -------------------------------------------------------------------------------------------------------

   Total Investments......................................................         332,301,486       99.9
   Cash and Receivables Less Liabilities..................................             175,640        0.1
   =======================================================================================================

   Net Assets of Separate Account No. 2A..................................        $332,477,126      100.0%
   =======================================================================================================

   Units Outstanding......................................................           1,300,905
   Unit Value.............................................................             $255.57
   ========================================================================================================

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Short-term debt securities may also be purchased directly by the Funds.

                           FSA-36

================================================================================
SEPARATE ACCOUNT NOS. 13 (POOLED), 10 (POOLED), 4 (POOLED), AND 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

   For 1996 and 1995, investment security transactions, excluding short-term debt securities, were as follows:

                                        Separate Account No. 13                   Separate Account No. 10
                                     ------------------------------           --------------------------------
                                       Cost of         Net Proceeds              Cost of         Net Proceeds
                                      Purchases          of Sales               Purchases          of Sales
                                     -------------    -------------           --------------     -------------
    Stocks and long-term corporate
       debt securities:
       1996....................... $ 55,142,675      $ 63,207,109              $337,043,222      $416,837,259
       1995.......................  155,464,426       155,157,632               374,948,659       389,169,100

    U.S. Government obligations:
       1996....................... $163,410,870      $222,895,782              $226,791,922      $234,990,432
       1995.......................  487,651,584       504,632,056               219,815,471       172,433,013

                                        Separate Account No. 4                    Separate Account No. 3
                                    -------------------------------          --------------------------------

                                      Cost of        Net Proceeds               Cost of         Net Proceeds
                                     Purchases         of Sales                Purchases          of Sales
                                    --------------   --------------          --------------    -------------
    Stocks and long-term corporate
       debt securities:
       1996....................... $2,439,864,229    $2,487,456,851            $450,676,363      $434,241,789
       1995.......................  2,037,876,834     2,082,648,235             460,486,634       525,937,180

    U.S. Government obligations:
       1996.......................       --                --                       --                --
       1995.......................       --                --                       --                --


3. Investment securities for the Funds are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. automated quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

4. Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. These expenses consist of asset management fees, administrative and sales-related fees, and operating expenses, as specified in each contract. Depending upon the terms of a contract, sales related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets, and as an offsetting contribution to the Funds from the contract holders. Asset management fee is deducted in the daily unit values for the Funds.

5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life will affect such contracts. Accordingly, no Federal income tax provision is required.

                           FSA-37

February 10, 1997



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for long-duration participating life insurance contracts and long-lived assets in 1996, for loan impairments in 1995 and for postemployment benefits in 1994.


/s/ Price Waterhouse LLP

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                        1996                 1995
                                                                  -----------------    -----------------
                                                                              (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.................   $    18,077.0        $    15,899.9
  Mortgage loans on real estate.................................         3,133.0              3,638.3
  Equity real estate............................................         3,297.5              3,916.2
  Policy loans..................................................         2,196.1              1,976.4
  Investment in and loans to affiliates.........................           685.0                636.6
  Other equity investments......................................           597.3                621.1
  Other invested assets.........................................           288.7                706.1
                                                                  -----------------    -----------------
      Total investments.........................................        28,274.6             27,394.6
Cash and cash equivalents.......................................           538.8                774.7
Deferred policy acquisition costs...............................         3,104.9              3,075.8
Amounts due from discontinued GIC Segment.......................           996.2              2,097.1
Other assets....................................................         2,552.2              2,718.1
Closed Block assets.............................................         8,495.0              8,582.1
Separate Accounts assets........................................        29,646.1             24,566.6
                                                                  -----------------    -----------------
TOTAL ASSETS....................................................   $    73,607.8        $    69,209.0
                                                                  =================    =================

LIABILITIES
Policyholders' account balances.................................   $    21,865.6        $    21,911.2
Future policy benefits and other policyholders' liabilities.....         4,416.6              4,007.3
Short-term and long-term debt...................................         1,766.9              1,899.3
Other liabilities...............................................         2,785.1              3,380.7
Closed Block liabilities........................................         9,091.3              9,221.4
Separate Accounts liabilities...................................        29,598.3             24,531.0
                                                                  -----------------    -----------------
      Total liabilities.........................................        69,523.8             64,950.9
                                                                  -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares
  authorized, issued and outstanding............................             2.5                  2.5
Capital in excess of par value..................................         3,105.8              3,105.8
Retained earnings...............................................           798.7                788.4
Net unrealized investment gains.................................           189.9                396.5
Minimum pension liability.......................................           (12.9)               (35.1)
                                                                  -----------------    -----------------
      Total shareholder's equity................................         4,084.0              4,258.1
                                                                  -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY......................   $    73,607.8        $    69,209.0
                                                                  =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                1996               1995               1994
                                                          -----------------  -----------------  -----------------
                                                                              (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income................................................   $      874.0       $       788.2      $       715.0
Premiums................................................          597.6               606.8              625.6
Net investment income...................................        2,175.9             2,088.2            1,998.6
Investment (losses) gains, net..........................           (9.8)                5.3               91.8
Commissions, fees and other income......................        1,081.8               897.1              847.4
Contribution from the Closed Block......................          125.0               143.2              137.0
                                                          -----------------  -----------------  -----------------

      Total revenues....................................        4,844.5             4,528.8            4,415.4
                                                          -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances....        1,270.2             1,248.3            1,201.3
Policyholders' benefits.................................        1,317.7             1,008.6              914.9
Other operating costs and expenses......................        2,048.0             1,775.8            1,857.7
                                                          -----------------  -----------------  -----------------

      Total benefits and other deductions...............        4,635.9             4,032.7            3,973.9
                                                          -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes, minority interest and cumulative
  effect of accounting change...........................          208.6               496.1              441.5
Federal income taxes....................................            9.7               120.5              100.2
Minority interest in net income of consolidated
  subsidiaries..........................................           81.7                62.8               50.4
                                                          -----------------  -----------------  -----------------
Earnings from continuing operations before
  cumulative effect of accounting change................          117.2               312.8              290.9
Discontinued operations, net of Federal income taxes....          (83.8)                -                  -
Cumulative effect of accounting change, net of Federal
  income taxes..........................................          (23.1)                -                (27.1)
                                                          -----------------  -----------------  -----------------

Net Earnings............................................   $       10.3       $       312.8      $       263.8
                                                          =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year as
  previously reported.........................................        2,913.6             2,913.6            2,613.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................          192.2               192.2              192.2
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, beginning of year as restated.        3,105.8             3,105.8            2,805.8
Additional capital in excess of par value.....................            -                   -                300.0
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        3,105.8             3,105.8            3,105.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year as previously reported...          781.6               484.0              217.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................            6.8                (8.4)              (5.8)
                                                                -----------------  -----------------  -----------------
Retained earnings, beginning of year as restated..............          788.4               475.6              211.8
Net earnings..................................................           10.3               312.8              263.8
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          798.7               788.4              475.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment gains (losses), beginning of year
  as previously reported......................................          338.2              (203.0)             131.9
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................           58.3               (17.5)              12.7
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), beginning of
  year as restated............................................          396.5              (220.5)             144.6
Change in unrealized investment (losses) gains................         (206.6)              617.0             (365.1)
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          189.9               396.5             (220.5)
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................          (35.1)               (2.7)             (15.0)
Change in minimum pension liability...........................           22.2               (32.4)              12.3
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (12.9)              (35.1)              (2.7)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,084.0       $     4,258.1      $     3,360.7
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $       10.3       $       312.8      $       263.8
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,270.2             1,248.3            1,201.3
  Universal life and investment-type policy fee income........         (874.0)             (788.2)            (715.0)
  Investment losses (gains)...................................            9.8                (5.3)             (91.8)
  Change in Federal income taxes payable......................         (197.1)              221.6               38.3
  Other, net..................................................          364.4               127.3              (19.4)
                                                                -----------------  -----------------  -----------------

Net cash provided by operating activities.....................          583.6             1,116.5              677.2
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,275.1             1,897.4            2,323.8
  Sales.......................................................        8,964.3             8,867.1            5,816.6
  Return of capital from joint ventures and limited
    partnerships..............................................           78.4                65.2               39.0
  Purchases...................................................      (12,559.6)          (11,675.5)          (7,564.7)
  Decrease (increase) in loans to discontinued GIC Segment....        1,017.0             1,226.9              (40.0)
  Other, net..................................................           56.7              (624.7)            (478.1)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (168.1)             (243.6)              96.6
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        1,925.4             2,586.5            2,082.5
    Withdrawals...............................................       (2,385.2)           (2,657.1)          (2,864.4)
  Net decrease in short-term financings.......................            (.3)              (16.4)            (173.0)
  Additions to long-term debt.................................            -                 599.7               51.8
  Repayments of long-term debt................................         (124.8)              (40.7)            (199.8)
  Proceeds from issuance of Alliance units....................            -                   -                100.0
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................            -              (1,215.4)               -
  Capital contribution from the Holding Company...............            -                   -                300.0
  Other, net..................................................          (66.5)              (48.4)              26.5
                                                                -----------------  -----------------  -----------------

Net cash (used) by financing activities.......................         (651.4)             (791.8)            (676.4)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (235.9)               81.1               97.4
Cash and cash equivalents, beginning of year..................          774.7               693.6              596.2
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      538.8       $       774.7      $       693.6
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $      109.9       $        89.6      $        34.9
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (10.0)      $       (82.7)     $        49.2
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which will continue to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA-UAP ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 60.8% at December 31, 1996 (63.6% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.4% if all securities convertible into, and options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary, and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        The years "1996," "1995" and "1994" refer to the years ended December 31, 1996, 1995 and 1994, respectively.

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1996 presentation.

        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and Guaranteed Interest Contract ("GIC") lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Wind-Up Annuities. Subsequent losses incurred have been charged to the two loss provisions. Management reviews the adequacy of the allowance and reserve each quarter. During the fourth quarter 1996 review, management determined it was necessary to increase the allowance for expected future losses of the GIC Segment. Management believes the loss provisions for GIC contracts and Wind-Up Annuities at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized (See Note 7).

        Accounting Changes
        ------------------

        In 1996, the Company changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by Statement of
        Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". The effect of this change, including the impact on the Closed Block, was to increase earnings from continuing operations before cumulative effect of accounting change by $19.2 million, net of Federal income taxes of $10.3 million for 1996. The financial statements for 1995 and 1994 have been retroactively restated for the change which resulted in an increase (decrease) in earnings before cumulative effect of accounting change of $15.2 million, net of Federal income taxes of $8.2 million, and $(2.6) million, net of Federal income tax benefit of $1.0 million, respectively. Shareholder's equity increased $199.1 million as of January 1, 1994 for the effect of retroactive application of the new method. (See "Deferred Policy Acquisition Costs," "Policyholders' Account Balances and Future Policy Benefits" and Note 6.)

        The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

        In the  first  quarter  of 1995,  the  Company  adopted  SFAS  No.  114,
        "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        Beginning coincident with issuance of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $149.4 million, net of deferred policy acquisition costs ("DAC"), amounts attributable to participating group annuity contracts and deferred Federal income taxes.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        New Accounting Pronouncements
        -----------------------------

        The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant or, alternatively, to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Companies which elect to continue to apply APB Opinion No. 25 must provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of APB Opinion No. 25 (see Note 21).

        In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of provisions relating to secured borrowings and collateral and transfers of financial assets that are part of repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect of implementing SFAS No. 125.

        Valuation of Investments
        ------------------------

        Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses) net. Valuation allowances on real estate available for sale are computed using the lower of current estimated fair value or depreciated cost, net of disposition costs. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, participating group annuity contracts, and DAC related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1996, the expected investment yield ranged from 7.30% grading to 7.68% over 13 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. Deviations of actual results from estimated experience are reflected in earnings in the period such deviations occur. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue. In the fourth quarter of 1996, the DAC related to DI contracts issued prior to July 1993 was written off.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        During the fourth quarter of 1996, a loss recognition study on participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, including expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        During  the  fourth  quarter  of  1996,  the  Company  completed  a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $711.8 million and $639.6 million at December 31, 1996 and 1995, respectively (excluding $175.0 million of reserve strengthening in 1996). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding $175.0 million of reserve strengthening in 1996) are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Incurred benefits related to current year..........  $       189.0       $      176.0       $      188.6
        Incurred benefits related to prior years...........           69.1               67.8               28.7
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       258.1       $      243.8       $      217.3
                                                            =================   ================   =================
        Benefits paid related to current year..............  $        32.6       $       37.0       $       43.7
        Benefits paid related to prior years...............          153.3              137.8              132.3
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       185.9       $      174.8       $      176.0
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  Board  of  Directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations, if any, would be accrued as policyholders' dividends.

        At December 31, 1996, participating policies, including those in the Closed Block, represent approximately 24.2% ($52.3 billion) of directly written life insurance in force, net of amounts ceded.

        Federal Income Taxes
        --------------------

        The Company files a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes were charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities were recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1996, 1995 and 1994, investment results of such Separate Accounts were $2,970.6 million, $1,963.2 million and $665.2 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1996
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    13,645.2      $       451.5       $      121.0       $   13,975.7
            Mortgage-backed....................        2,015.9               11.2               20.3            2,006.8
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,539.4               39.2               19.3            1,559.3
            States and political subdivisions..           77.0                4.5                -                 81.5
            Foreign governments................          302.6               18.0                2.2              318.4
            Redeemable preferred stock.........          139.1                3.3                7.1              135.3
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    17,719.2      $       527.7       $      169.9       $   18,077.0
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        98.7      $        49.3       $       17.7       $      130.3
                                                =================  =================   ================   ===============

        December 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1996 and 1995, securities without a readily ascertainable market value having an amortized cost of $3,915.7 million and $3,748.9 million, respectively, had estimated fair values of $4,024.6 million and $3,981.8 million, respectively.

        The contractual maturity of bonds at December 31, 1996 is shown below:

                                                   AVAILABLE FOR SALE
                                           ------------------------------------
                                              AMORTIZED          ESTIMATED
                                                COST             FAIR VALUE
                                           ----------------   -----------------
                                                      (IN MILLIONS)

        Due in one year or less...........  $      539.6       $      542.5
        Due in years two through five.....       2,776.2            2,804.0
        Due in years six through ten......       6,044.7            6,158.1
        Due after ten years...............       6,203.7            6,430.3
        Mortgage-backed securities........       2,015.9            2,006.8
                                           ----------------   -----------------
        Total.............................  $   17,580.1       $   17,941.7
                                           ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1996, approximately 14.20% of the $17,563.7 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio includes amortized costs of $5.5 million and $15.9 million at December 31, 1996 and 1995, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $2.2 million and $1.6 million as of December 31, 1996 and 1995, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $3.0 million and $7.5 million in 1996, 1995 and 1994, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.3 million, $2.9 million and $6.8 million in 1996, 1995 and 1994, respectively.

        Investment valuation allowances and changes thereto are shown below:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balances, beginning of year........................  $       325.3       $      284.9       $      355.6
        SFAS No. 121 release...............................         (152.4)               -                  -
        Additions charged to income........................          125.0              136.0               51.0
        Deductions for writedowns and
          asset dispositions...............................         (160.8)             (95.6)            (121.7)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================
        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        50.4       $       65.5       $       64.2
          Equity real estate...............................           86.7              259.8              220.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================

        At December 31, 1996, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $25.0 million of fixed maturities and $2.6 million of mortgage loans on real estate.

        At December 31, 1996 and 1995, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $12.4 million (0.4% of total mortgage loans on real estate) and $87.7 million (2.4% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $388.3 million and $531.5 million at December 31, 1996 and 1995, respectively. These amounts include $1.0 million and $3.8 million of problem mortgage loans on real estate at December 31, 1996 and 1995, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $35.5 million, $52.1 million and $44.9 million in 1996, 1995 and 1994, respectively. Gross interest income on these loans included in net investment income aggregated $28.2 million, $37.4 million and $32.8 million in 1996, 1995 and 1994, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   1996                 1995
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with provision for losses..................  $        340.0       $        310.1
        Impaired mortgage loans with no provision for losses...............           122.3                160.8
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           462.3                470.9
        Provision for losses...............................................            46.4                 62.7
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        415.9       $        408.2
                                                                            ===================  ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $552.1 million and $429.0 million. Interest income recognized on these impaired mortgage loans totaled $38.8 million and $27.9 million for 1996 and 1995, respectively, including $17.9 million and $13.4 million recognized on a cash basis.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1996 and 1995, the carrying value of equity real estate available for sale amounted to $345.6 million and $255.5 million, respectively. For 1996, 1995 and 1994, respectively, real estate of $58.7 million, $35.3 million and $189.8 million was acquired in satisfaction of debt. At December 31, 1996 and 1995, the Company owned $771.7 million and $862.7 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $587.5 million and $662.4 million at December 31, 1996 and 1995, respectively. Depreciation expense on real estate totaled $91.8 million, $121.7 million and $117.0 million for 1996, 1995 and 1994, respectively. As a result of the implementation of SFAS No. 121, during 1996 no depreciation expense has been recorded on real estate available for sale.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (34 and 38 individual ventures as of December 31, 1996 and 1995, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    1,883.7       $    2,684.1
        Investments in securities, generally at estimated fair value...........       2,430.6            2,459.8
        Cash and cash equivalents..............................................          98.0              489.1
        Other assets...........................................................         427.0              270.8
                                                                                ----------------   -----------------
        Total assets...........................................................       4,839.3            5,903.8
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,574.3            1,782.3
        Borrowed funds - the Company...........................................         137.9              220.5
        Other liabilities......................................................         415.8              593.9
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,128.0            2,596.7
                                                                                ----------------   -----------------

        Partners' Capital......................................................  $    2,711.3       $    3,307.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      806.8       $      902.2
        Equity in limited partnership interests not included above.............         201.8              212.8
        Other..................................................................           9.8                8.9
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,018.4       $    1,123.9
                                                                                ================   =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       348.9       $      463.5       $      537.7
        Revenues of other limited partnership interests....          386.1              242.3              103.4
        Interest expense - third party.....................         (111.0)            (135.3)            (114.9)
        Interest expense - the Company.....................          (30.0)             (41.0)             (36.9)
        Other expenses.....................................         (282.5)            (397.7)            (430.9)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       311.5       $      131.8       $       58.4
                                                            =================   ================   =================
        Equity in net earnings included above..............  $        73.9       $       49.1       $       18.9
        Equity in net earnings of limited partnerships
          interests not included above.....................           35.8               44.8               25.3
        Other..............................................             .9                1.0                1.8
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $       110.6       $       94.9       $       46.0
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                   1996               1995                1994
                                             -----------------   ----------------   -----------------
                                                                  (IN MILLIONS)

        Fixed maturities....................  $     1,307.4       $    1,151.1       $    1,036.5
        Mortgage loans on real estate.......          303.0              329.0              385.7
        Equity real estate..................          442.4              560.4              561.8
        Other equity investments............           94.3               76.9               36.1
        Policy loans........................          160.3              144.4              122.7
        Other investment income.............          217.4              273.0              322.4
                                             -----------------   ----------------   -----------------

          Gross investment income...........        2,524.8            2,534.8            2,465.2
                                             -----------------   ----------------   -----------------

          Investment expenses...............          348.9              446.6              466.6
                                             -----------------   ----------------   -----------------

        Net Investment Income...............  $     2,175.9       $    2,088.2       $    1,998.6
                                             =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $        60.5       $      119.9       $      (14.3)
        Mortgage loans on real estate......................          (27.3)             (40.2)             (43.1)
        Equity real estate.................................          (79.7)             (86.6)              20.6
        Other equity investments...........................           18.9               12.8               75.9
        Issuance and sales of Alliance Units...............           20.6                -                 52.4
        Other..............................................           (2.8)               (.6)                .3
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $        (9.8)      $        5.3       $       91.8
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $29.9 million, $46.7 million and $30.8 million for 1996, 1995 and 1994, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $23.7 million for the year ended December 31, 1996.

        For 1996, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,353.5 million, $8,206.0 million and $5,253.9 million. Gross gains of $154.2 million, $211.4 million and $65.2 million and gross losses of $92.7 million, $64.2 million and $50.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1996, 1995 and 1994 amounted to $(258.0) million, $1,077.2 million and $(742.2)
        million, respectively.

        During each of 1995 and 1994, one security classified as held to maturity was sold. During the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized costs of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholder's equity for the eleven months ended November 30, 1995 and the year ended December 31,

        1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $395.6 million, offset by DAC of $126.5 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income taxes of $80.5 million.

        For 1996, 1995 and 1994, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $136.7 million, $131.2 million and $175.8 million, respectively.

        In 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively, which are being amortized over the estimated useful lives of 20 years. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. At December 31, 1996, the Company's ownership of Alliance Units was approximately 57.3%.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year as restated.............  $       396.5       $     (220.5)      $      144.6
        Changes in unrealized investment (losses) gains....         (297.6)           1,198.9             (856.7)
        Changes in unrealized investment losses
          (gains) attributable to:
            Participating group annuity contracts..........            -                (78.1)              40.8
            DAC............................................           42.3             (216.8)             273.6
            Deferred Federal income taxes..................           48.7             (287.0)             177.2
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $       357.8       $      615.9       $     (461.3)
            Other equity investments.......................           31.6               31.1                7.7
            Other, principally Closed Block................           53.1               93.1               (5.1)
                                                            -----------------   ----------------   -----------------
              Total........................................          442.5              740.1             (458.7)
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)             (72.2)               5.9
              DAC..........................................          (52.0)             (94.3)             122.4
              Deferred Federal income taxes................         (128.4)            (177.1)             109.9
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:

                                                                                     DECEMBER 31,
                                                                         --------------------------------------
                                                                               1996                 1995
                                                                         -----------------    -----------------
                                                                                     (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,820.7 and $3,662.8)......................................  $    3,889.5         $    3,896.2
        Mortgage loans on real estate...................................       1,380.7              1,368.8
        Policy loans....................................................       1,765.9              1,797.2
        Cash and other invested assets..................................         336.1                440.9
        DAC.............................................................         876.5                792.6
        Other assets....................................................         246.3                286.4
                                                                         -----------------    -----------------
        Total Assets....................................................  $    8,495.0         $    8,582.1
                                                                         =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances......  $    8,999.7         $    8,923.5
        Other liabilities...............................................          91.6                297.9
                                                                         -----------------    -----------------
        Total Liabilities...............................................  $    9,091.3         $    9,221.4
                                                                         =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       724.8       $      753.4       $      798.1
        Investment income (net of investment
          expenses of $27.3, $26.7 and $19.0)..............          546.6              538.9              523.0
        Investment losses, net.............................           (5.5)             (20.2)             (24.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,265.9            1,272.1            1,297.1
                                                            -----------------   ----------------   -----------------
        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,106.3            1,077.6            1,121.6
        Other operating costs and expenses.................           34.6               51.3               38.5
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,140.9            1,128.9            1,160.1
                                                            -----------------   ----------------   -----------------
        Contribution from the Closed Block.................  $       125.0       $      143.2       $      137.0
                                                            =================   ================   =================

        In the fourth quarter of 1996, the Company adopted SFAS No. 120, which prescribes the accounting for individual participating life insurance contracts, most of which are included in the Closed Block. The implementation of SFAS No. 120 resulted in an increase (decrease) in the contribution from the Closed Block of $27.5 million, $18.8 million and $(14.0) million in 1996, 1995 and 1994, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $.4 million and $4.3 million at December 31, 1996 and 1995, respectively, of restructured securities which includes problem fixed maturities of $.3 million and $1.9 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized, offset by DAC amortization of $52.6 million.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had an amortized cost of $4.3 million and $36.5 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $114.2 million and $137.7 million, respectively. At December 31, 1996 and 1995, the restructured mortgage loans on real estate amount included $.7 million and $8.8 million, respectively, of problem mortgage loans on real estate.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)

        Impaired mortgage loans with provision for losses.........  $       128.1      $       106.8
        Impaired mortgage loans with no provision for losses......             .6               10.1
                                                                   ----------------   -----------------
        Recorded investment in impaired mortgages.................          128.7              116.9
        Provision for losses......................................           12.9               17.9
                                                                   ----------------   -----------------
        Net Impaired Mortgage Loans...............................  $       115.8      $        99.0
                                                                   ================   =================

        During 1996 and 1995, respectively, the Closed Block's average recorded investment in impaired mortgage loans was $153.8 million and $146.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.9 million and $5.9 million for 1996 and 1995, respectively, including $4.7 million and $1.3 million recognized on a cash basis.

        Valuation allowances amounted to $13.8 million and $18.4 million on mortgage loans on real estate and $3.7 million and $4.3 million on equity real estate at December 31, 1996 and 1995, respectively. Writedowns of fixed maturities amounted to $12.8 million, $16.8 million and $15.9 million for 1996, 1995 and 1994, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                             DECEMBER 31,
                                                 --------------------------------------
                                                       1996                 1995
                                                 -----------------    -----------------
                                                             (IN MILLIONS)
        Assets
        Mortgage loans on real estate...........  $    1,111.1         $    1,485.8
        Equity real estate......................         925.6              1,122.1
        Other invested assets...................         474.0                665.2
        Other assets............................         226.1                579.3
                                                 -----------------    -----------------
        Total Assets............................  $    2,736.8         $    3,852.4
                                                 =================    =================

        Liabilities
        Policyholders' liabilities..............  $    1,335.9         $    1,399.8
        Allowance for future losses.............         262.0                164.2
        Amounts due to continuing operations....         996.2              2,097.1
        Other liabilities.......................         142.7                191.3
                                                 -----------------    -----------------
        Total Liabilities.......................  $    2,736.8         $    3,852.4
                                                 =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $127.5, $153.1 and $183.3)....................  $       245.4       $      323.6       $      394.3
        Investment (losses) gains, net.....................          (18.9)             (22.9)              26.8
        Policy fees, premiums and other income.............             .2                 .7                 .4
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          226.7              301.4              421.5
        Benefits and other deductions......................          250.4              326.5              443.2
        Losses charged to allowance for future losses......          (23.7)             (25.1)             (21.7)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax loss from strengthening of the
          allowance for future losses......................         (129.0)               -                  -
        Federal income tax benefit.........................           45.2                -                  -
                                                            -----------------   ----------------   -----------------
        Loss from Discontinued Operations..................  $       (83.8)      $        -         $        -
                                                            =================   ================   =================

        In  1991,   management  adopted  a  plan  to  discontinue  the  business operations of the GIC Segment consisting of group non-participating Wind-Up Annuities and the GIC lines of business. The loss allowance and premium deficiency reserve of $569.6 million provided for in 1991 were based on management's best judgment at that time.

        The Company's quarterly process for evaluating the loss provisions applies the current period's results of the discontinued operations against the allowance, re-estimates future losses, and adjusts the provisions, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in the need to strengthen the loss provisions by $129.0 million, resulting in a post-tax charge of $83.8 million to discontinued operations' results in the fourth quarter of 1996.

        Management believes the loss provisions for Wind-Up Annuities and GIC contracts at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss provisions are likely to result.

        In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation to provide assets to fund the accumulated deficit of the GIC Segment. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1996, consisted of $1,080.0 million borrowed by the discontinued GIC Segment offset by $83.8 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment.

        Investment income included $88.2 million of interest income for 1994 on amounts due from continuing operations. Benefits and other deductions include $114.3 million, $154.6 million and $219.7 million of interest expense related to amounts borrowed from continuing operations in 1996, 1995 and 1994, respectively.

        Valuation allowances amounted to $9.0 million and $19.2 million on mortgage loans on real estate and $20.4 million and $77.9 million on equity real estate at December 31, 1996 and 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. Writedowns of fixed maturities amounted to $1.6 million, $8.1 million and $17.8 million for 1996, 1995 and 1994, respectively and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $12.3 million for 1996.

        The fixed maturity portfolio, based on amortized cost, includes $6.2 million and $15.1 million at December 31, 1996 and 1995, respectively, of restructured securities. These amounts include problem fixed maturities of $.5 million and $6.1 million at December 31, 1996 and 1995, respectively.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had amortized costs of $7.9 million and $35.4 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $208.1 million and $289.3 million, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                            DECEMBER 31,
                                                                 ------------------------------------
                                                                      1996                1995
                                                                 ----------------   -----------------
                                                                            (IN MILLIONS)
        Impaired mortgage loans with provision for losses.......  $        83.5      $       105.1
        Impaired mortgage loans with no provision for losses....           15.0               18.2
                                                                 ----------------   -----------------
        Recorded investment in impaired mortgages...............           98.5              123.3
        Provision for losses....................................            8.8               17.7
                                                                 ----------------   -----------------
        Net Impaired Mortgage Loans.............................  $        89.7      $       105.6
                                                                 ================   =================

        During 1996 and 1995, the GIC Segment's average recorded investment in impaired mortgage loans was $134.8 million and $177.4 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.1 million and $4.5 million for 1996 and 1995, respectively, including $7.5 million and $.4 million recognized on a cash basis.

        At December 31, 1996 and 1995, the GIC Segment had $263.0 million and $310.9 million, respectively, of real estate acquired in satisfaction of debt.

8)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                        DECEMBER 31,
                                                            --------------------------------------
                                                                  1996                 1995
                                                            -----------------    -----------------
                                                                        (IN MILLIONS)

        Short-term debt....................................  $      174.1         $        -
                                                            -----------------    -----------------
        Long-term debt:
        Equitable Life:
          6.95% surplus notes scheduled to mature 2005.....         399.4                399.3
          7.70% surplus notes scheduled to mature 2015.....         199.6                199.6
          Eurodollar notes, 10.5% due 1997.................           -                   76.2
          Zero coupon note, 11.25% due 1997................           -                  120.1
          Other............................................            .5                 16.3
                                                            -----------------    -----------------
              Total Equitable Life.........................         599.5                811.5
                                                            -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.92% - 12.50% due through 2006..         968.6              1,084.4
                                                            -----------------    -----------------
        Alliance:
          Other............................................          24.7                  3.4
                                                            -----------------    -----------------
        Total long-term debt...............................       1,592.8              1,899.3
                                                            -----------------    -----------------
        Total Short-term and Long-term Debt................  $    1,766.9         $    1,899.3
                                                            =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1996 range from 5.73% (the London Interbank Offering Rate ("LIBOR") plus 22.5 basis points) to 8.25% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1996.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1996.

        In February 1996, Alliance entered into a new $250.0 million five-year revolving credit facility with a group of banks which replaced its
        $100.0  million   revolving  credit  facility  and  its  $100.0  million
        commercial paper back-up revolving credit facility. Under the new revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the LIBOR or the Federal Funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for commercial paper to be used under Alliance's $100.0 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B and C shares under Alliance's mutual fund distribution system, and for general working capital purposes. As of December 31, 1996, Alliance had not issued any commercial paper under its $100.0 million commercial paper program and there were no borrowings outstanding under Alliance's revolving credit facility.

        At December 31, 1996, long-term debt expected to mature in 1997 totaling $174.1 million was reclassified as short-term debt.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015 (together, the "Surplus Notes"). Proceeds from the issuance of the Surplus Notes were $596.6 million, net of related issuance costs. The unamortized discount on the Surplus Notes was $1.0 million at December 31, 1996. Payments of interest on or principal of the Surplus Notes are subject to prior approval by the Superintendent.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,406.4 million and $1,629.7 million at December 31, 1996 and 1995, respectively, as collateral for certain long-term debt.

        At December 31, 1996, aggregate maturities of the long-term debt based on required principal payments at maturity for 1997 and the succeeding four years are $494.9 million, $316.7 million, $19.7 million, $5.4 million, $0 million, respectively, and $946.7 million thereafter.

 9)     FEDERAL INCOME TAXES

        A  summary  of  the  Federal   income  tax  expense   (benefit)  in  the
        consolidated statements of earnings is shown below:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Federal income tax expense (benefit):
          Current...............................  $        97.9       $      (11.7)      $        4.0
          Deferred..............................          (88.2)             132.2               96.2
                                                 -----------------   ----------------   -----------------
        Total...................................  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Expected Federal income tax expense.....  $        73.0       $      173.7       $      154.5
        Non-taxable minority interest...........          (28.6)             (22.0)             (17.6)
        Differential earnings amount............            -                  -                (16.8)
        Adjustment of tax audit reserves........            6.9                4.1               (4.6)
        Equity in unconsolidated subsidiaries...          (32.3)             (19.4)             (12.5)
        Other...................................           (9.3)             (15.9)              (2.8)
                                                 -----------------   ----------------   -----------------
        Federal Income Tax Expense..............  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life no longer is required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994.

        The components of the net deferred Federal income tax account are as follows:

                                                       DECEMBER 31, 1996                  December 31, 1995
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        DAC, reserves and reinsurance..........  $       -        $      166.0      $        -        $     304.4
        Investments............................          -               328.6               -              326.9
        Compensation and related benefits......        259.2               -               293.0              -
        Other..................................          -                 1.8               -               32.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     259.2      $      496.4      $      293.0      $     663.6
                                                ===============  ================  ===============   ===============

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                     1996               1995                1994
                                               -----------------   ----------------   -----------------
                                                                    (IN MILLIONS)
        DAC, reserves and reinsurance.........  $      (156.2)      $       63.3       $       12.0
        Investments...........................           78.6               13.0               89.3
        Compensation and related benefits.....           22.3               30.8               10.0
        Other.................................          (32.9)              25.1              (15.1)
                                               -----------------   ----------------   -----------------
        Deferred Federal Income Tax
          (Benefit) Expense...................  $       (88.2)      $      132.2       $       96.2
                                               =================   ================   =================

        The Internal Revenue Service is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1989 through 1991. Management believes these audits will have no material adverse effect on the Company's results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       461.4       $      474.2       $      476.7
        Reinsurance assumed................................          177.5              171.3              180.5
        Reinsurance ceded..................................          (41.3)             (38.7)             (31.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       597.6       $      606.8       $      625.6
                                                            =================   ================   =================
        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        48.2       $       44.0       $       27.5
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        54.1       $       48.9       $       20.7
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        32.3       $       28.5       $       25.4
                                                            =================   ================   =================

        Effective January 1, 1994, all in force business above $5.0 million was reinsured. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $2.4 million, $260.6 million and $241.0 million for 1996, 1995 and 1994, respectively. Ceded death and disability benefits totaled $21.2 million, $188.1 million and $235.5 million for 1996, 1995 and 1994, respectively. Insurance liabilities ceded totaled $652.4 million and $724.2 million at December 31, 1996 and 1995, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's and EREIM's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        33.8       $       30.0       $       30.3
        Interest cost on projected benefit obligations.....          120.8              122.0              111.0
        Actual return on assets............................         (181.4)            (309.2)              24.4
        Net amortization and deferrals.....................           43.4              155.6             (142.5)
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Cost (Credit).................  $        16.6       $       (1.6)      $       23.2
                                                            =================   ================   =================

        The funded status of the qualified and non-qualified pension plans is as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Actuarial present value of obligations:
          Vested..................................................  $    1,672.2       $    1,642.4
          Non-vested..............................................          10.1               10.9
                                                                   ----------------   -----------------
        Accumulated Benefit Obligation............................  $    1,682.3       $    1,653.3
                                                                   ================   =================
        Plan assets at fair value.................................  $    1,626.0       $    1,503.8
        Projected benefit obligation..............................       1,765.5            1,743.0
                                                                   ----------------   -----------------
        Projected benefit obligation in excess of plan assets.....        (139.5)            (239.2)
        Unrecognized prior service cost...........................         (17.9)             (25.5)
        Unrecognized net loss from past experience different
          from that assumed.......................................         280.0              368.2
        Unrecognized net asset at transition......................           4.7               (7.3)
        Additional minimum liability..............................         (19.3)             (51.9)
                                                                   ----------------   -----------------
        Prepaid Pension Cost......................................  $      108.0       $       44.3
                                                                   ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.5% and 4.25%, respectively, at December 31, 1996 and 7.25% and 4.50%, respectively, at December 31, 1995. As of January 1, 1996 and 1995, the expected long-term rate of return on assets for the retirement plan was 10.25% and 11%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $12.9 million and $35.1 million, net of Federal income taxes, at December 31, 1996 and 1995, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $34.7 million, $36.4 million and $38.1 million for 1996, 1995 and 1994, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1996, 1995 and 1994, the Company made estimated postretirement benefits payments of $18.9 million, $31.1 million and $29.8 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $         5.3       $        4.0       $        3.9
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.6               34.7               28.6
        Net amortization and deferrals.....................            2.4               (2.3)              (3.9)
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        42.3       $       36.4       $       28.6
                                                            =================   ================   =================

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees................................................  $      381.8       $      391.8
          Fully eligible active plan participants.................          50.7               50.4
          Other active plan participants..........................          60.7               64.2
                                                                   ----------------   -----------------
                                                                           493.2              506.4
        Unrecognized prior service cost...........................          50.5               56.3
        Unrecognized net loss from past experience different
          from that assumed and from changes in assumptions.......        (150.5)            (181.3)
                                                                   ----------------   -----------------
        Accrued Postretirement Benefits Cost......................  $      393.2       $      381.4
                                                                   ================   =================

        At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 9.5% in 1996, gradually declining to 3.5% in the year 2009 and in 1995 was 10%, gradually declining to 3.5% in the year 2008. The discount rate used in determining the accumulated postretirement benefits obligation was 7.50% and 7.25% at December 31, 1996 and 1995, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1996 would be increased 7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1996 was $649.9 million. The average unexpired terms at December 31, 1996 range from 2.2 to 2.7 years. At December 31, 1996, the cost of terminating outstanding matched swaps in a loss position was $8.3 million and the unrealized gain on outstanding matched swaps in a gain position was $11.4 million. The Company has no intention of terminating these contracts prior to maturity. During 1996, 1995 and 1994, net gains (losses) of $.2 million, $1.4 million and $(.2) million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1996 of contracts purchased and sold were $5,050.0 million and $500.0 million, respectively. The net premium paid by Equitable Life on these contracts was $22.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related to derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist primarily of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1996 and 1995.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as universal life type contracts are measured at the estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:

                                                                          DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1996                               1995
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,133.0     $     3,394.6     $     3,638.3     $    3,973.6
        Other joint ventures...................         467.0             467.0             492.7            492.7
        Policy loans...........................       2,196.1           2,221.6           1,976.4          2,057.5
        Policyholders' account balances:
          Association plans....................          78.1              77.3             101.0            100.0
          Group annuity contracts..............       2,141.0           1,954.0           2,335.0          2,395.0
          SPDA.................................       1,062.7           1,065.7           1,265.8          1,272.0
          Annuities certain and SCNILC.........         654.9             736.2             646.4            716.7
        Long-term debt.........................       1,592.8           1,557.7           1,899.3          1,962.9

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,380.7           1,425.6           1,368.8          1,461.4
        Other equity investments...............         105.0             105.0             151.6            151.6
        Policy loans...........................       1,765.9           1,798.0           1,797.2          1,891.4
        SCNILC liability.......................          30.6              34.9              34.8             39.6

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,111.1           1,220.3           1,485.8          1,666.1
        Fixed maturities.......................          42.5              42.5             107.4            107.4
        Other equity investments...............         300.5             300.5             455.9            455.9
        Guaranteed interest contracts..........         290.7             300.5             329.0            352.0
        Long-term debt.........................         102.1             102.2             135.1            136.0

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $244.9 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $205.8 million at December 31, 1996, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1996 totaled $14.6 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1996, the Insurance Group had $51.6 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits has been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, EVLICO and The Equitable of Colorado, Inc. ("EOC"), like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following eight paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law
        Section 4226 and deceptive practices under New York General Business Law
        Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice. Plaintiffs have filed a notice of appeal of that judgment.

        In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al. v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. The Texas action also claims that Equitable Life misrepresented to Texas policyholders that the Texas Insurance Department had approved Equitable Life's rate increases. These actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action (Golomb), on the consent of the parties the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, to the United States District Court for the Northern District of Texas. On May 20, 1996, the plaintiffs in Bowler amended their complaint by adding allegations of misrepresentation regarding premium increases on other types of guaranteed renewable major medical insurance policies issued by Equitable Life up to and including 1983. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the first amended complaint in its entirety. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing

        Texas statutory provisions which among other things, permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Plaintiffs also obtained permission to add another plaintiff to the first amended and supplemental complaints. Plaintiffs have opposed both motions for summary judgment and requested that certain issues be found in their favor. Equitable Life is in the process of replying.

        On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. On December 6, 1996, Equitable Life filed a motion for summary judgment and plaintiff is expected to file its response to that motion shortly.

        On November 6, 1996, a proposed class action entitled  Fletcher,  et al.
        v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies, that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law, and that Equitable Life also misrepresented that its rate increases were approved by the California Insurance Department. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys' fees. Equitable Life removed the action to Federal court; plaintiff has moved to remand the case to state court. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Golomb, Malvin, Bowler, Bachman and Fletcher litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigations will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, EOC, in New York state court, entitled Sidney
        C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N. Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. On June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs made a motion for reargument with respect to this order, which was submitted to the court in October 1996. This motion was denied by the court on December 16, 1996.

        On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On July 26, 1996, an action entitled Michael Bradley v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. On September 21, 1996 Equitable Life, EVLICO and EOC made a motion to have this proceeding moved from Kings County Supreme Court to New York County for joint trial or consolidation with the Cole action. The motion was denied by the court on January 9, 1997. On January 10, 1997, plaintiffs moved for certification of a nationwide class consisting of all persons or entities who were sold one or more life insurance products on a "vanishing premium" basis and/or were allegedly induced to purchase additional policies from EVLICO, using the cash value accumulated in existing policies, from January 1, 1980 through and including December 31, 1996. Plaintiffs further moved to have Michael Bradley designated as the class representative. Discovery regarding class certification is underway.

        On December 12, 1996, an action entitled Robert E. Dillon v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, was commenced in the United States District Court for the Southern District of Florida. The action is brought by an individual who purchased a joint whole life policy from EOC. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the alleged impropriety of replacement policies issued by Equitable Life and EOC and alleged misrepresentations regarding the number of years premiums would have to be paid on the defendants' policies. Plaintiff brings claims for breach of contract, fraud, negligent misrepresentation, money had and received, unjust enrichment and imposition of a constructive trust. Plaintiff purports to represent two classes of persons. The first is a "contract class," consisting of all persons who purchased whole or universal life insurance policies from Equitable Life and EOC and from whom Equitable Life and EOC have sought additional payments beyond the number of years allegedly promised by Equitable Life and EOC. The second is a "fraud class," consisting of all persons with an interest in policies issued by Equitable Life and EOC at any time since October 1, 1986. Plaintiff seeks damages in an unspecified amount, and also seeks injunctive relief attaching Equitable Life's and EOC's profits from their alleged sales practices. Equitable Life's and EOC's time to answer or move with respect to the complaint has been extended until February 24, 1997. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Cole, Duncan, Bradley and Dillon litigations should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        On January 3, 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, No. 94-2036 in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO since September 30, 1991. The basic allegation of the amended complaint is that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. The court denied Equitable Life and EVLICO's motion to dismiss the amended complaint on September 24, 1996. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. Currently, the parties are conducting discovery in connection with plaintiffs' attempt to certify a class. On January 9, 1997, an action entitled Rosemarie Chaviano, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, was filed in Massachusetts state court making claims similar to those in the Franze action and alleging violations of the Massachusetts securities laws. The plaintiff purports to represent all persons in Massachusetts who purchased variable life insurance contracts from Equitable Life and EVLICO from January 9, 1993 to the present. The Massachusetts action seeks rescission of the contracts or compensatory damages, attorneys' fees, expenses and injunctive relief. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Life recently responded to a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life for pension clients. Equitable Life serves as investment manager in PPF and has retained EREIM as advisor. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or EREIM has acted improperly and Equitable Life and EREIM believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), an indirect wholly owned subsidiary of Equitable Life, is party to an arbitration proceeding that commenced in August 1995. The proceeding relates to a dispute among Casualty, Houston General Insurance Company ("Houston
        General") and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement. The arbitration panel issued a final award in favor of Casualty and GEICO General on June 17, 1996. Casualty and GEICO General moved in the pending Texas state court action, with Houston General's consent, for an order confirming the arbitration award and entering judgment dismissing the action. The motion was granted on January 29, 1997. The parties have also stipulated to the dismissal without prejudice of a related Texas Federal court action brought by Houston General against GEICO General and Equitable Life. In connection with confirmation of the arbitration award, Houston General paid to Casualty approximately $839,600 in settlement of certain reimbursement claims by Casualty against Houston General.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint. On October 11, 1996, plaintiffs filed a motion for reconsideration of the court's decision granting defendants' motion to dismiss the Complaint. On November 25, 1996, the court denied plaintiffs' motion for reconsideration. On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. The principal allegations of the proposed amended complaint are that the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and that two advertisements used by the Fund misrepresented the risks of investing in the Fund. Plaintiffs also reiterated allegations in the Complaint that the Fund failed to hedge against the risks of investing in foreign securities despite representations that it would do so. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State Court action, which had been removed to the Bankruptcy Court, has been remanded back to the state court, which remand is being opposed by DLJSC. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1997 and the succeeding four years are $113.7 million, $110.6 million, $100.3 million, $72.3 million, $59.3 million and $427.3 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1997 and the succeeding four years are $9.8 million, $6.0 million, $4.5 million, $2.4 million, $.8 million and $.1 million thereafter.

        At December 31, 1996, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1997 and the succeeding four years are $263.0 million, $242.1 million, $219.8 million, $194.3 million, $174.6 million and $847.1 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Compensation costs.................................  $       647.3       $      595.9       $      687.5
        Commissions........................................          329.5              314.3              313.0
        Short-term debt interest expense...................            8.0               11.4               19.0
        Long-term debt interest expense....................          137.3              108.1               98.3
        Amortization of policy acquisition costs...........          405.2              317.8              313.4
        Capitalization of policy acquisition costs.........         (391.9)            (391.0)            (410.9)
        Rent expense, net of sub-lease income..............          113.7              109.3              116.0
        Other..............................................          798.9              710.0              721.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     2,048.0       $    1,775.8       $    1,857.7
                                                            =================   ================   =================

        During 1996, 1995 and 1994, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $24.4 million, $32.0 million and $20.4 million, respectively. The amounts paid during 1996, associated with cost reduction programs, totaled $17.7 million. At December 31, 1996, the liabilities associated with cost reduction programs amounted to $44.5 million. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. Amortization of DAC included $145.0 million writeoff of DAC related to DI contracts in the fourth quarter of 1996.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1996, 1995 and 1994, statutory net
        (loss) earnings totaled $(351.1) million, $(352.4) million and $67.5 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1997.

        At December 31, 1996, the Insurance Group, in accordance with various government and state regulations, had $21.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the New York Insurance Department with net earnings and equity on a GAAP basis.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and capital stock..  $        56.0       $       78.1       $      292.4
        Change in asset valuation reserves.................          (48.4)             365.7             (285.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................            7.6              443.8                7.2
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (298.5)             (66.0)              (5.3)
          DAC..............................................          (13.3)              73.2               97.5
          Deferred Federal income taxes....................          108.0             (158.1)             (58.7)
          Valuation of investments.........................          289.8              189.1               45.2
          Valuation of investment subsidiary...............         (117.7)            (188.6)             396.6
          Limited risk reinsurance.........................           92.5              416.9               74.9
          Contribution from the Holding Company............            -                  -               (300.0)
          Issuance of surplus notes........................            -               (538.9)               -
          Postretirement benefits..........................           28.9              (26.7)              17.1
          Other, net.......................................           12.4              115.1              (44.0)
          GAAP adjustments of Closed Block.................           (9.8)              15.7               (9.5)
          GAAP adjustments of discontinued GIC
            Segment........................................          (89.6)              37.3               42.8
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $        10.3       $      312.8       $      263.8
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Statutory surplus and capital stock................  $     2,258.9       $    2,202.9       $    2,124.8
        Asset valuation reserves...........................        1,297.5            1,345.9              980.2
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,556.4            3,548.8            3,105.0
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,305.0)          (1,006.5)            (940.5)
          DAC..............................................        3,104.9            3,075.8            3,219.4
          Deferred Federal income taxes....................         (306.1)            (452.0)             (29.4)
          Valuation of investments.........................          286.8              417.7             (794.1)
          Valuation of investment subsidiary...............         (782.8)            (665.1)            (476.5)
          Limited risk reinsurance.........................         (336.5)            (429.0)            (845.9)
          Issuance of surplus notes........................         (539.0)            (538.9)               -
          Postretirement benefits..........................         (314.4)            (343.3)            (316.6)
          Other, net.......................................          126.3                4.4              (79.2)
          GAAP adjustments of Closed Block.................          783.7              830.8              740.4
          GAAP adjustments of discontinued GIC
            Segment........................................         (190.3)            (184.6)            (221.9)
                                                            -----------------   ----------------   -----------------
        Equity of the Insurance Group......................  $     4,084.0       $    4,258.1       $    3,360.7
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has two major business segments: Insurance Operations and Investment Services. Interest expense related to debt not specific to either business segment is presented as Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Insurance Operations segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups and administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes the Company's equity interest in DLJ and Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $127.5 million, $124.1 million and $135.3 million for 1996, 1995 and 1994, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $15.7 million, $14.7 million and $27.4 million for 1996, 1995 and 1994, respectively, are eliminated in consolidation.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Insurance operations...............................  $     3,742.9       $    3,614.6       $    3,507.4
        Investment services................................        1,126.1              949.1              935.2
        Consolidation/elimination..........................          (24.5)             (34.9)             (27.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,844.5       $    4,528.8       $    4,415.4
                                                            =================   ================   =================
        Earnings (loss) from continuing  operations
          before Federal income taxes, minority interest
          and cumulative effect of accounting change
        Insurance operations...............................  $       (36.6)      $      303.1       $      327.5
        Investment services................................          311.9              224.0              227.9
        Consolidation/elimination..........................             .2               (3.1)                .3
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          275.5              524.0              555.7
        Corporate interest expense.........................          (66.9)             (27.9)            (114.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       208.6       $      496.1       $      441.5
                                                            =================   ================   =================

                                                   DECEMBER 31,
                                        ------------------------------------
                                             1996                1995
                                        ----------------   -----------------
                                                   (IN MILLIONS)

        Assets
        Insurance operations...........  $    60,464.9      $    56,720.5
        Investment services............       13,542.5           12,842.9
        Consolidation/elimination......         (399.6)            (354.4)
                                        ----------------   -----------------
        Total..........................  $    73,607.8      $    69,209.0
                                        ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 1996 and 1995, are summarized below:

                                                                      THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                        (IN MILLIONS)
        1996
        ----
        Total Revenues................  $     1,169.7      $     1,193.6       $    1,193.6         $    1,287.6
                                       =================  =================   ==================   ==================
        Earnings (Loss) from
          Continuing Operations
          before Cumulative Effect
          of Accounting Change........  $        94.8      $        87.1       $       93.2         $     (157.9)
                                       =================  =================   ==================   ==================
        Net Earnings (Loss)...........  $        71.7      $        87.1       $       93.2         $     (241.7)
                                       =================  =================   ==================   ==================
        1995
        ----
        Total Revenues................  $     1,079.1      $     1,164.0       $    1,138.8         $    1,146.9
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        66.3      $       101.7       $      100.2         $       44.6
                                       =================  =================   ==================   ==================

        The quarterly results of operations for 1996 and 1995 have been restated to reflect the Company's accounting change adopted in the fourth quarter of 1996 for long-duration participating life contracts in accordance with the provisions prescribed by SFAS No. 120. Net earnings for the three months ended December 31, 1996 includes a charge of $339.3 million related to writeoffs of DAC on DI contracts of $94.3 million, reserve strengthening on DI business of $113.7 million, pension par of $47.5 million and the discontinued GIC Segment of $83.8 million.

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   15,728.1       $   10,821.3
        Securities purchased under resale agreements...........................      20,598.7           18,748.2
        Broker-dealer related receivables......................................      16,525.9           13,023.7
        Other assets...........................................................       2,651.0            1,983.3
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        Liabilities:
        Securities sold under repurchase agreements............................  $   29,378.3       $   26,744.8
        Broker-dealer related payables.........................................      19,409.7           12,915.5
        Short-term and long-term debt..........................................       2,704.5            1,742.0
        Other liabilities......................................................       2,164.0            1,750.5
                                                                                ----------------   -----------------
        Total liabilities......................................................      53,656.5           43,152.8
        Cumulative exchangeable preferred stock................................           -                225.0
        DLJ's company-obligated mandatorily redeemed preferred
          securities of subsidiary trust holding solely debentures of DLJ......         200.0                -
        Total shareholders' equity.............................................       1,647.2            1,198.7
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        DLJ's equity as reported...............................................  $    1,647.2       $    1,198.7
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          23.9               40.5
        The Holding Company's equity ownership in DLJ..........................        (590.2)            (499.0)
        Minority interest in DLJ...............................................        (588.6)            (324.3)
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      492.3       $      415.9
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Commission, fees and other income......................................  $    1,818.2       $    1,325.9
        Net investment income..................................................       1,074.2              904.1
        Dealer, trading and investment gains, net..............................         598.4              528.6
                                                                                ----------------   -----------------
        Total revenues.........................................................       3,490.8            2,758.6
        Total expenses including income taxes..................................       3,199.5            2,579.5
                                                                                ----------------   -----------------
        Net earnings...........................................................         291.3              179.1
        Dividends on preferred stock...........................................          18.7               19.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $      272.6       $      159.2
                                                                                ================   =================
        DLJ's earnings applicable to common shares as reported.................  $      272.6       $      159.2
        Amortization of cost in excess of net assets acquired in 1985..........          (3.1)              (3.9)
        The Holding Company's equity in DLJ's earnings.........................        (107.8)             (90.4)
        Minority interest in DLJ...............................................         (73.4)              (6.5)
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $       88.3       $       58.4
                                                                                ================   =================

21)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. Had compensation expense of the Company's stock option incentive plans for options granted after December 31, 1994 been determined based on the estimated fair value at the grant dates for awards under those plans, the Company's pro forma net earnings and earnings per share for 1996 and 1995 would have been as follows:

                                    1996              1995
                               ---------------   ---------------
                                        (IN MILLIONS)
        Net Earnings
          As Reported.........  $       10.3      $     312.8
          Pro Forma...........  $        3.2      $     311.3

        The fair value of options and units granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grants using Black-Scholes option pricing models. The option and unit pricing assumptions for 1996 and 1995 are as follows:

                                      HOLDING COMPANY                    DLJ                        ALLIANCE
                                  -------------------------   --------------------------  -----------------------------
                                     1996          1995          1996          1995           1996            1995
                                  -----------   -----------   -----------   ------------  -------------   -------------
        Dividend yield...........     0.80%         0.96%         1.54%         1.85%         8.0%            8.0%
        Expected volatility......    20.00%        20.00%        25.00%        25.00%        23.00%          23.00%
        Risk-free interest rate..     5.92%         6.83%         6.07%         5.86%         5.80%           6.00%

        Expected Life............  5 YEARS       5 years       5 YEARS        5 years      7.43 YEARS      7.43 years
        Weighted fair value
          per option granted.....    $6.94         $5.90         $9.35          -            $2.69           $2.24

        A summary of the Holding Company and DLJ stock option plans and Alliance's Unit option plans are as follows:

                                          HOLDING COMPANY                       DLJ                           ALLIANCE
                                    -----------------------------   -----------------------------   -----------------------------
                                                      Options                         Options                         Options
                                                    Outstanding                     Outstanding                     Outstanding
                                                      Weighted                        Weighted                        Weighted
                                                      Average                         Average                         Average
                                      Shares         Exercise          Shares        Exercise           Units         Exercise
                                    (In Millions)      Price        (In Millions)     Price         (In Millions)      Price
                                    -------------   -------------   -------------   -------------   -------------   -------------
        Balance as of
          January 1, 1994........         6.1                             -                               3.2
          Granted................          .7                             -                               1.2
          Exercised..............         -                               -                               (.5)
          Forfeited..............         -                               -                               (.1)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1994......         6.8                             -                               3.8
          Granted................          .4                             9.2                             1.8
          Exercised..............         (.1)                            -                               (.5)
          Expired................         (.1)                            -                               -
          Forfeited..............         (.3)                            -                               (.3)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1995......         6.7           $20.27            9.2          $27.00             4.8           $17.72
          Granted................          .7           $24.94            2.1          $32.54              .7           $25.12
          Exercised..............         (.1)          $19.91            -              -                (.4)          $13.64
          Expired................         (.6)          $20.21            -              -                -               -
          Forfeited..............         -               -               (.2)         $27.00             (.1)          $19.32
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1996......         6.7           $20.79           11.1          $28.06             5.0           $19.07
                                    =============   =============   =============   =============   =============   =============

        Information with respect to stock and unit options outstanding and exercisable at December 31, 1996 is as follows:

                                      Options Outstanding                                          Options Exercisable
        -------------------------------------------------------------------------------    --------------------------------------
                                                       Weighted
                                                        Average           Weighted                                 Weighted
              Range of               Number            Remaining           Average               Number             Average
              Exercise            Outstanding         Contractual         Exercise            Exercisable           Exercise
               Prices            (In Millions)        Life (Years)          Price            (In Millions)           Price
        ---------------------   -----------------   ---------------   -----------------    -------------------   ----------------
               Holding
               Company
        ---------------------
        $18.125-$27.75                 6.7                 7.00             $20.79                3.4                $20.18
                                =================   ===============   =================    ===================   ================

                 DLJ
        ---------------------
        $27.00-$33.50                 11.1                 9.00             $28.06                -                    -
                                =================   ===============   =================    ===================   ================

              Alliance
        ---------------------
        $ 6.0625-$15.9375              1.3                 4.76             $12.97                1.2                $12.58
        $16.3125-$19.75                1.1                 8.19             $19.13                 .2                $18.69
        $19.875 -$19.875               1.0                 7.36             $19.88                 .4                $19.88
        $20.75  -$24.375                .9                 8.46             $22.05                 .3                $21.84
        $24.375 -$25.125                .7                 9.96             $25.13                -                    -
                                -----------------                                          -------------------
        $ 6.0625-$25.125               5.0                 7.43             $19.07                2.1                $15.84
                                =================   ===============   =================    ===================   ================

================================================================================

[RIA LOGO]



                       SEPARATE ACCOUNT UNITS OF INTEREST
                          UNDER GROUP ANNUITY CONTRACTS

o MONEY MARKET FUND           o GROWTH & INCOME FUND      BLENDED FUNDS:
o INTERMEDIATE GOVERNMENT     o EQUITY INDEX FUND           o CONSERVATIVE INVESTORS FUND
     SECURITIES FUND          o COMMON STOCK FUND           o BALANCED FUND
o BOND FUND                   o GLOBAL FUND                 o GROWTH INVESTORS FUND
o QUALITY BOND FUND           o INTERNATIONAL FUND
o HIGH YIELD FUND             o AGGRESSIVE STOCK FUND


                                       OF
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
            ---------------------------------------------------------

                               RIA SERVICE OFFICE:

                                 Equitable Life
                               RIA Service Office
                                 200 Plaza Drive
                             Secaucus, NJ 07094-3689
                              Tel.: (800) 967-4560
                                 (201) 583-2302
                         (9 A.M. to 5 P.M. Eastern time)
                       Fax: (201) 583-2304, 2305, or 2306
(To obtain pre-recorded Fund unit values, use our toll-free number listed above)


                         ADDRESS FOR CONTRIBUTIONS ONLY:

                                 Equitable Life
                                     RIA/EPP
                                 P.O. Box 13503
                                Newark, NJ 07188


                  EXPRESS MAIL ADDRESS FOR CONTRIBUTIONS ONLY:
                First Chicago National Processing Center (FCNPC)
                           300 Harmon Meadow Boulevard
                                 Att: Box 13503
                               Secaucus, NJ 07094

================================================================================

                                     PART C

                                OTHER INFORMATION
                                -----------------

Item 28.   Financial Statements and Exhibits
           ---------------------------------

           (a)   Financial Statements included in Part B.

            1. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 13 (Pooled) (The Aggressive Equity, Common Stock, Balanced and Bond Funds):
                 - Report of Independent Accountants - Price Waterhouse

            2.   Separate Account No. 3 (Pooled):
                 - Statements of Assets and Liabilities, December 31, 1996
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 1996
                 - Portfolio of Investments, December 31, 1996

            3.   Separate Account No. 4 (Pooled):
                 - Statements of Assets and Liabilities, December 31, 1996
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 1996 and 1995
                 - Portfolio of Investments, December 31, 1996

            4.   Separate Account No. 10 (Pooled):
                 - Statement of Assets and Liabilities December 31, 1996
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 1996 and 1995
                 - Portfolio of Investments, December 31, 1996

            5.   Separate Account No. 13 (Pooled):
                 - Statements of Assets and Liabilities, December 31, 1996
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 1996 and 1995
                 - Portfolio of Investments, December 31, 1996

            6.   Separate Account No. 51 (Pooled)
                 --------------------------------
                 - Report of Independent Accountants - Price Waterhouse
                 - Statement of Assets and Liabilities, December 31, 1996
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 1996 and 1995

            7. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 13 (Pooled): Notes to Financial Statements

            8.   Separate Account No. 51 (Pooled):
                 - Notes to Financial Statements

            9.   The Equitable Life Assurance Society of the United States:
                 ----------------------------------------------------------
                 - Report of Independent Accountants - Price Waterhouse
                 - Consolidated Balance Sheets, as of December 31,1996 and 1995
                 - Consolidated Statements of Earnings for the Years Ended
                   December 31, 1996, 1995 and 1994

                 - Consolidated Statements of Shareholder's Equity for the Years
                   Ended December 31, 1996, 1995 and 1994
                 - Consolidated Statements of Cash Flows for the Years Ended
                   December 31, 1996, 1995 and 1994
                 - Notes to Consolidated Financial Statements

           (b)   Exhibits.

           The following Exhibits are filed herewith:

           1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Account Nos. 3, 4 and 10 and additional similar separate accounts, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant, filed April 14, 1986.

           2.    Not Applicable.

           3.    Not Applicable.

           4.    (a)    Investment Advisory Agreement between Equitable and
                        Equitable Investment Management Corporation dated
                        October 31, 1983, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed on April 14, 1986.

                 (b) Investment Advisory and Management Agreement by and between Alliance Capital Management L.P., Alliance Corporate Finance Group Incorporated, an indirect wholly owned subsidiary of Alliance, and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 33-76028 on March 3, 1994.

                 (c) Distribution Agreement dated as of January 1, 1995, by and between The Hudson River Trust and Equico Securities, Inc., previously filed with this Registration Statement No. 33-76028 on April 24, 1995.

                 (d) Sales Agreement, dated as of January 1, 1995, by and among Equico Securities, Inc., Equitable, and Separate Account A, Separate Account No. 301 and Separate Account No. 51, previously filed with this Registration Statement No. 33-76028 on April 24, 1995.

           5.    Not Applicable.

           6.    (a)1   Group Annuity Contract AC 5000 - 83T (No. 15,740)
                        between Equitable and United States Trust Company of
                        New York as Trustee under Retirement Investment
                        Account Master Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of
                        Registrant filed April 14, 1986.

                 (a)2 Riders 1, 2, 3, 4, 5, 6 and 7 to Group Annuity Contract AC 5000 - 83T (No. 15,740) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Master Retirement Trust, as executed, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 28, 1988.

                 (a)3 Form of Rider 8 to Group Annuity Contract AC 5000 - 83T (No. 15,740) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Master Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 (a)4 Form of Rider 9 to Group Annuity Contract AC 5000 - 83T between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Master Retirement Trust, previously filed with this Registration Statement No. 33-76028 on March 3, 1994.

                 (b)1 Group Annuity Contract AC 5000 - 83E (No. 15,739) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)2 Riders l, 2, 3, 4, 5, 6 and 7 to Group Annuity Contract AC 5000 - 83E (No. 15,739) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Retirement Trust, as executed, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)3 Form of Rider 8 to Group Annuity Contract AC 5000 - 83E (No. 15,739) between Equitable and United States Trust Company of New York, as Trustee under Retirement Investment Account Master Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 (b)4 Form of Rider 9 to Group Annuity Contract AC 5000 - 83E between Equitable and United States Trust Company of New York, as Trustee under Retirement Investment Account Master Retirement Trust, previously filed with this Registration Statement No. 33-76028 on March 3, 1994.

                 (c)1 Retirement Investment Account Master Retirement Trust effective as of January 1, 1979, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (c)2 Amendment to the Retirement Investment Account Master Retirement Trust effective July 1, 1984,incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (c)3 Revised Retirement Investment Account Master Retirement Trust effective as of March 1, 1990, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 27, 1990.

                 (c)4 Form of Restated Retirement Investment Account Master Retirement Trust as submitted to the Internal Revenue Service, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

           7.    (a)    Retirement Investment Account Enrollment Forms -
                        Including Participation and Enrollment Agreements, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)(1) Supplementary Agreement to Master Retirement Trust
                        Participation Agreement, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)(2) Supplementary Agreement B to Master Retirement Trust
                        Participation Agreement (RIA Loans), incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 28, 1988.

                 (b)(3) Form of Supplementary Agreement A to Master
                        Retirement Trust Participation Agreement (RIA Partial Funding), as amended, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 30, 1991.

                 (b)(4) Form of Supplementary Agreement to Master Retirement
                        Trust Participation Agreement (The Bond Account), incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 (c) Basic Installation Information Form, dated May, 1989, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 24, 1992.

                 (d) RIA Installation Agreement, dated May, 1989, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 24, 1992.

            8.   (a)    Copy of the Restated Charter of Equitable, adopted
                        August 6, 1992, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 21, 1993.

                 (b) By-Laws of Equitable, as amended through July 22, 1992, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 21, 1993.

                 (c) Copy of the Certificate of Amendment of the Restated Charter of Equitable, adopted November 18, 1993, incorporated by reference to Registration No. 033-76028 on Form N-3 of Registrant filed on April 29, 1996.

                 (d)    By-Laws of Equitable, as amended November 21, 1996.

                 (e) Copy of the Restated Charter of Equitable, as amended January 1, 1997

            9.   Not Applicable.

           10.   Not Applicable.

           11.   Not Applicable.

           12. Opinion and consent of Hope E. Rosenbaum-Werner, Vice President and Counsel of Equitable.

           13.   (a)    Consent of Price Waterhouse LLP.

                 (b)    Powers of Attorney.

           27.   Financial Data Schedule.

  Item 29:  Directors and Officers of Equitable.
            ------------------------------------

            Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.


                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                            POSITIONS AND OFFICES                     (AND OTHER POSITIONS)
BUSINESS ADDRESS                              WITH EQUITABLE                            WITHIN PAST 2 YEARS
------------------                             ---------------------                    ---------------------
DIRECTORS
---------

Claude Bebear                                 Director                                  Chairman and Chief Executive
AXA S.A.                                                                                Officer, AXA, and various
23, Avenue Matignon                                                                     positions with AXA affiliated
75008 Paris, France                                                                     companies; Director, The
                                                                                        Equitable Companies Incorporated
                                                                                        ("EQ") and Chairman (February
                                                                                        1996 to present); Director,
                                                                                        Alliance Capital Management
                                                                                        Corporation ("Alliance")
                                                                                        (February 1996 to present),
                                                                                        Donaldson, Lufkin & Jenrette
                                                                                        ("DLJ") (February 1996 to
                                                                                        present), and Equitable Real
                                                                                        Estate Investment Management,
                                                                                        Inc. ("Equitable Real Estate")
                                                                                        (March 1996 to present);
                                                                                        (Director of the following
                                                                                        non-AXA affiliated companies:
                                                                                        Schneider S.A., Societe
                                                                                        Generale, SOVAC and
                                                                                        Rhone-Poulenc, S.A.; Member of
                                                                                        Supervisory Board, Compagnie
                                                                                        Financiere de Paribas and Member
                                                                                        of the General Counsel of
                                                                                        Assicurazioni Generali S.p.A.).

Christopher J. Brocksom                       Director                                  Chief Executive Officer, AXA
AXA Equity & Law                                                                        Equity & Law Life Assurance
Amersham Road                                                                           Society ("AXA Equity & Law") and
High Wycombe                                                                            various directorships and
Bucks HP 13 5 AL, England                                                               officerships with AXA Equity & Law
                                                                                        affiliated companies.



                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                            POSITIONS AND OFFICES                     (AND OTHER POSITIONS)
BUSINESS ADDRESS                              WITH EQUITABLE                            WITHIN PAST 2 YEARS
------------------                            ---------------------                     ---------------------
Francoise Colloc'h                            Director                                  Executive Vice President, Culture
AXA S.A.                                                                                - Management - Communications,
23, Avenue Matignon                                                                     AXA, and various positions with
75008 Paris, France                                                                     AXA affiliated companies.

Henri de Castries                             Director                                  Executive Vice President -
AXA S.A.                                                                                Financial Services and Life
23, Avenue Matignon                                                                     Insurance Activities, AXA (1993 to
75008 Paris, France                                                                     present) and various positions
                                                                                        with AXA affiliated companies;
                                                                                        Director EQ (May 1994 to present)
                                                                                        and Vice Chairman (February 1996
                                                                                        to present); Director, Equitable
                                                                                        Real Estate, DLJ, and Alliance;
                                                                                        (Director, France Telecom).

Joseph L. Dionne                              Director                                  Chairman and Chief Executive
The McGraw-Hill Companies                                                               Officer, The McGraw-Hill
1221 Avenue of the Americas                                                             Companies; Director, EQ (Director,
New York, NY 10020                                                                      Harris Corporation, Alexander &
                                                                                        Alexander Services, Inc. (1995 to
                                                                                        present), and Ryder System, Inc.
                                                                                        (1995 to present)).

William T. Esrey                              Director                                  Chairman and Chief Executive
Sprint Corporation                                                                      Officer, Sprint Corporation;
P.O. Box 11315                                                                          Director, EQ; (Director, Panhandle
Kansas City, MO 64112                                                                   Eastern Corporation, Everen
                                                                                        Capital Corporation (November 1995
                                                                                        to present), and General Mills,
                                                                                        Inc.).

Jean-Rene Fourtou                             Director                                  Chairman and Chief Executive
Rhone-Poulenc, S.A.                                                                     Officer Rhone-Poulenc, S.A.;
25, Quai Paul Doumer                                                                    Director, EQ; (Director, Societe
92408 Courvbevoie Cedex,                                                                Generale, Societe Eurosia,
France                                                                                  Schneider S.A. and AXA).



                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                            POSITIONS AND OFFICES                     (AND OTHER POSITIONS)
BUSINESS ADDRESS                              WITH EQUITABLE                            WITHIN PAST 2 YEARS
------------------                            ---------------------                     ---------------------
Norman C. Francis                             Director                                  President, Xavier University of
Xavier University of Louisiana                                                          Louisiana (Chairman, Liberty Bank
7325 Palmetto Street                                                                    and Trust, New Orleans, LA;
New Orleans, LA 70125                                                                   Director, First National Bank of
                                                                                        Commerce, New Orleans, LA, Piccadilly
                                                                                        Cafeteria (1995 to present), and
                                                                                        Entergy Corporation).

Donald J. Greene                              Director                                  Counselor-at-Law; Partner,
LeBoeuf, Lamb, Greene &                                                                 LeBoeuf, Lamb, Greene & MacRae;
  MacRae                                                                                Director, EQ.
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                               Director                                  Retired Chairman and Chief
Harris Corporation                                                                      Executive Officer, Harris
1025 NASA Boulevard                                                                     Corporation (until July 1995);
Melbourne, FL 32919                                                                     Director, EQ; (Director, Harris
                                                                                        Corporation and The McGraw-Hill
                                                                                        Companies).

John H.F. Haskell, Jr.                        Director                                  Director and Managing Director,
Dillon, Read & Co., Inc.                                                                Dillon, Read & Co., Inc.;
535 Madison Avenue                                                                      Director, EQ; Chairman
New York, NY 10028                                                                      Supervisory Board, Dillon Read
                                                                                        (France) Gestion; Director,
                                                                                        Dillon Read Limited; (Director,
                                                                                        Kaydon Corporation).

Mary R. (Nina) Henderson                      Director                                  President, CPC International,
CPC International, Inc.                                                                 Inc. (1993 to present).
International Plaza
PO Box 8000
Englewood Cliffs, NJ 07632-9976

W. Edwin Jarmain                              Director                                  President, Jarmain Group, Inc.;
Jarmain Group, Inc.                                                                     also an officer or director of
121 King Street West                                                                    several affiliated companies;
Suite 2525                                                                              Chairman, FCA International,
Toronto, Ontario M5H 3T9,                                                               Ltd.; Director, EQ, DLJ, Anglo
Canada                                                                                  Canada General Insurance Company,
                                                                                        AXA Insurance (Canada), AXA
                                                                                        Pacific Insurance Company
                                                                                        (formerly Boreal Property and
                                                                                        Casualty Insurance Company);
                                                                                        Alternate Director, The National
                                                                                        Mutual Life Association of
                                                                                        Australasia Limited (1995 to
                                                                                        present) and National Mutual Asia
                                                                                        Limited (1995 to present).


                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                            POSITIONS AND OFFICES                     (AND OTHER POSITIONS)
BUSINESS ADDRESS                              WITH EQUITABLE                            WITHIN PAST 2 YEARS
------------------                            ---------------------                     ---------------------
G. Donald Johnston, Jr.                       Director                                  Retired Chairman and Chief
184-400 Ocean Road                                                                      Executive Officer JWT Group, Inc.
John's Island                                                                           and J. Walter Thompson Company;
Vero Beach, FL 32963                                                                    (Director, The McGraw-Hill
                                                                                        Companies).

Winthrop Knowlton                             Director                                  Chairman, Knowlton Brothers, Inc.;
Knowlton Brothers, Inc.                                                                 President and Chief Executive
530 Fifth Avenue                                                                        Officer, Knowlton Associates,
New York, NY 10036                                                                      Inc.; Director, EQ (Managing
                                                                                        Director, Family Partners & Co.
                                                                                        and Frontier Partners, Inc.;
                                                                                        Director, Bethlehem Steel
                                                                                        Corporation; and Chairman of the
                                                                                        Board, The Jackson Laboratory).

Arthur L. Liman                               Director                                  Counselor-at-Law; Partner, Paul,
Paul, Weiss, Rifkind,                                                                   Weiss, Rifkind, Wharton &
  Wharton & Garrison                                                                    Garrison; Director, EQ (Director,
1285 Avenue of the Americas                                                             Continental Grain Company).
New York, NY 10019

George T. Lowy                                Director                                  Counselor-at-Law; Partner,
Cravath, Swaine & Moore                                                                 Cravath, Swaine & Moore.
825 Eighth Avenue                                                                       (Director, Eramet (June 1995 to
New York, NY 10019                                                                      present)).

Didier Pineau-Valencienne                     Director                                  Chairman and Chief Executive
Schneider S.A.                                                                          Officer, Schneider S.A. and
64/70 Avenue Jean-Baptiste Clement                                                      various positions with Schneider
92646 Boulogne-Billancourt                                                              affiliated companies; Director, EQ
Cedex                                                                                   (February 1996 to present);
France                                                                                  (Director, AXA, CGIP, Compagnie
                                                                                        Industrielle de Paris, Sema Group
                                                                                        plc, and S.I.S.E.; member of
                                                                                        Supervisory Board of Banque
                                                                                        Paribas and European Advisory
                                                                                        Board of Bankers Trust Company).



                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                            POSITIONS AND OFFICES                     (AND OTHER POSITIONS)
BUSINESS ADDRESS                              WITH EQUITABLE                            WITHIN PAST 2 YEARS
------------------                            ---------------------                     ---------------------
George J. Sella, Jr.                          Director                                  Retired Chairman, President and
P.O. Box 397                                                                            Chief Executive Officer, American
Newton, NJ 07860                                                                        Cyanamid Company; Director, EQ
                                                                                        (Director, Bush, Boake, Allen,
                                                                                        Inc., and Union Camp Corporation).

Dave H. Williams                              Director                                  Chairman and Chief Executive
Alliance Capital Management                                                             Officer, Alliance and various
  Corporation                                                                           positions with Alliance affiliated
1345 Avenue of the Americas                                                             companies; Director, EQ.
New York, NY 10105


OFFICERS AND DIRECTORS
----------------------

James M. Benson                               Director, President and                   See Column 2; Prior thereto,
787 Seventh Avenue                            Chief Executive Officer                   Director, President, and Chief
New York, New York 10019                                                                Operating Officer (until February
                                                                                        1996); Director and Senior Executive
                                                                                        Vice President, EQ, Chief Operating
                                                                                        Officer (February 1996 to present);
                                                                                        Director, President, and Chief
                                                                                        Operating Officer, EVLICO; Director,
                                                                                        Equitable Distributors, Inc. ("EDI")
                                                                                        (May 1996 to present), Alliance, AXA Re
                                                                                        Life Insurance Company (January 1995 to
                                                                                        present), National Mutual Holdings
                                                                                        Limited (September 1995 to September
                                                                                        1996), and The National Mutual Life
                                                                                        Association of Australasia (September
                                                                                        1995 to September 1996); (Director,
                                                                                        Health Plans, Inc. and Hospital for
                                                                                        Special Surgery (April 1996 to
                                                                                        present).



                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                            POSITIONS AND OFFICES                     (AND OTHER POSITIONS)
BUSINESS ADDRESS                              WITH EQUITABLE                            WITHIN PAST 2 YEARS
------------------                            ---------------------                     ---------------------
William T. McCaffrey                          Senior Executive Vice President and       See Column 2; Prior thereto,
787 Seventh Avenue                            Chief Operating Officer and Director      Executive Vice President and Chief
New York, New York 10019                                                                Administrative Officer (until
                                                                                        February 1996); Executive Vice
                                                                                        President and Chief Administrative
                                                                                        Officer, EQ; Director, EVLICO, EDI, and
                                                                                        The Equitable Foundation (Director,
                                                                                        Lutheran Cemetery and Innovir
                                                                                        Laboratories).

Joseph J. Melone                              Chairman of the Board and Director        See Column 2; Prior thereto, Chief
787 Seventh Avenue                                                                      Executive Officer (until February
New York, New York 10019                                                                1996); Director and President, and
                                                                                        Chief Executive Officer (February 1996
                                                                                        to present), EQ, prior thereto, Chief
                                                                                        Operating Officer (until February
                                                                                        1996); Chairman, President, and Chief
                                                                                        Executive Officer, Equitable Investment
                                                                                        Corporation ("EIC") (September 1994 to
                                                                                        present); Chairman and Chief Executive
                                                                                        Officer and Director, EVLICO; Director,
                                                                                        Equitable Capital Management
                                                                                        Corporation ("ECMC"), DLJ, Alliance,
                                                                                        Equitable Real Estate and AXA Equity &
                                                                                        Law (Director, Foster-Wheeler
                                                                                        Corporation and AT&T Capital
                                                                                        Corporation).

OTHER OFFICERS
--------------

*A. Frank Beaz                                Senior Vice President                     See Column 2; prior thereto, Vice
                                                                                        President (until March 1995);
                                                                                        Executive Vice President, EQ
                                                                                        Financial Consultants, Inc.
                                                                                        ("EQF") (May 1995 to present).


                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                           POSITIONS AND OFFICES                      (AND OTHER POSITIONS)
BUSINESS ADDRESS                             WITH EQUITABLE                             WITHIN PAST 2 YEARS
------------------                           ---------------------                      ---------------------
*Leon B. Billis                              Senior Vice President                      See Column 2; prior thereto, Vice
                                                                                        President (until November 1994);
                                                                                        Vice President, EVLICO (July 1996
                                                                                        to present).

*Harvey Blitz                                Senior Vice President and                  See Column 2; Senior Vice
                                             Deputy Chief Financial Officer             President, EQ; Director, The
                                                                                        Equitable of Colorado, Inc.
                                                                                        ("Colorado"); Director and Chairman
                                                                                        (September 1995 to present), Frontier
                                                                                        Trust Company ("Frontier"); Director,
                                                                                        EDI (February 1995 to May 1996);
                                                                                        Executive Vice President (November 1996
                                                                                        to present) and Director, EQF; and
                                                                                        Senior Vice President, EquiSource of
                                                                                        New York, Inc. and its subsidiaries
                                                                                        ("EquiSource"); Director and Vice
                                                                                        President, EVLICO, (April 1995 to
                                                                                        present).

*Kevin R. Byrne                              Vice President and Treasurer               See Column 2; Vice President and
                                                                                        Treasurer, EQ; Treasurer, EVLICO
                                                                                        and Frontier; Director, Equitable
                                                                                        Realty Assets Corporation
                                                                                        ("ERAC"); Vice President and
                                                                                        Treasurer, Equitable Casualty
                                                                                        Insurance Company and EquiSource.


                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                           POSITIONS AND OFFICES                      (AND OTHER POSITIONS)
BUSINESS ADDRESS                             WITH EQUITABLE                             WITHIN PAST 2 YEARS
------------------                           ---------------------                      ---------------------
Jerry M. de St. Paer                         Executive Vice President                   See Column 2; Prior thereto,
787 Seventh Avenue                                                                      Executive Vice President and Chief
New York, New York 10019                                                                Financial Officer (until February
                                                                                        1996); Senior Executive Vice President
                                                                                        (May 1996 to present) and Chief
                                                                                        Financial Officer, EQ; Director,
                                                                                        EVLICO, DLJ, Equitable Real Estate,
                                                                                        Alliance, National Mutual Asia Limited
                                                                                        (December 1995 to present), and AXA Re
                                                                                        Life Insurance Company (June 1995 to
                                                                                        present); Chairman, President, and
                                                                                        Chief Executive Officer, ECMC and ACMC,
                                                                                        Inc.; Director, Executive Vice
                                                                                        President, and Chief Operating Officer,
                                                                                        EIC; Vice President, Equitable JV
                                                                                        Holding Corp.; Senior Investment
                                                                                        Officer, EVLICO; Member, Advisory
                                                                                        Board, Peter Wodtke (U.K.) and Peter
                                                                                        Wodtke (U.S.) (Director, Economic
                                                                                        Sciences Corporation and Nicos Seimei
                                                                                        Hoken (formerly Equitable Seimei
                                                                                        Hoken)).

*Gordon G. Dinsmore                          Senior Vice President                      See Column 2; Executive Vice
                                                                                        President, Equico; Director and
                                                                                        Senior Vice President, EVLICO and
                                                                                        Colorado; Director, FHJV Holdings,
                                                                                        Inc. ("FHJV"), and The Equitable
                                                                                        Foundation.

*Alvin H. Fenichel                           Senior Vice President and Controller       See Column 2; Senior Vice
                                                                                        President and Controller, EQ; Vice
                                                                                        President and Controller (July
                                                                                        1996 to present), EVLICO; Vice
                                                                                        President, Colorado.


                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                           POSITIONS AND OFFICES                      (AND OTHER POSITIONS)
BUSINESS ADDRESS                             WITH EQUITABLE                             WITHIN PAST 2 YEARS
------------------                           ---------------------                      ---------------------
*Paul J. Flora                               Senior Vice President and Auditor          See Column 2; prior thereto, Vice
                                                                                        President and Auditor (February
                                                                                        1994 to March 1996); Vice
                                                                                        President and Auditor, EQ.

Robert E. Garber                             Executive Vice President and General       See Column 2; prior thereto,
787 Seventh Avenue                           Counsel                                    Senior Vice President and General
New York, New York 10019                                                                Counsel; Executive Vice President
                                                                                        and General Counsel, EQ.

*Donald R. Kaplan                            Vice President and Chief Compliance        See Column 2; prior thereto, Vice
                                             Officer and Associate General Counsel      President and Acting Chief
                                                                                        Compliance Officer (until November
                                                                                        1996).

Michael S. Martin                            Senior Vice President                      See Column 2; Chairman, EQF; Vice
787 Seventh Avenue                                                                      President, Hudson River Trust
New York, New York 10019                                                                ("HRT") (February 1993 to February
                                                                                        1995); Director, Vice President and
                                                                                        Treasurer, EDI (August 1993 to February
                                                                                        1995), also Chairman, President, and
                                                                                        Chief Executive Officer (December 1993
                                                                                        to February 1995); Director, Equitable
                                                                                        Underwriting and Sales Agency
                                                                                        (Bahamas), Ltd. (May 1996 to present)
                                                                                        and Colorado (January 1995 to present).

*Peter D. Noris                              Executive Vice President and Chief         See Column 2; prior thereto, Vice
                                             Investment Officer                         President/Manager, Insurance
                                                                                        Company Investment Strategies Group,
                                                                                        Salomon Brothers, Inc. (until May
                                                                                        1995); Executive Vice President (May
                                                                                        1995 to present) and Chief Investment
                                                                                        Officer (July 1995 to present), EQ;
                                                                                        Director and Senior Vice President,
                                                                                        EVLICO (June 1995 to present);
                                                                                        Director, Alliance (July 1995 to
                                                                                        present) and Equitable Real Estate
                                                                                        (July 1995 to present).


                                                                                        PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                           POSITIONS AND OFFICES                      (AND OTHER POSITIONS)
BUSINESS ADDRESS                             WITH EQUITABLE                             WITHIN PAST 2 YEARS
-------------------------                    ---------------------                      -------------------
*Anthony C. Pasquale                         Senior Vice President                      See Column 2; Director, ERAC, FHJV
                                                                                        (May 1995 to present) and
                                                                                        Equitable Agri-Business, Inc.;
                                                                                        Chairman and President, ERAC (July
                                                                                        1995 to present).

*Pauline Sherman                             Vice President, Secretary and              See Column 2; prior thereto, Vice
                                             Associate General Counsel                  President and Associate General
                                                                                        Counsel (until September 1995); Vice
                                                                                        President, Secretary and Associate
                                                                                        General Counsel, EQ (September 1995 to
                                                                                        present).

*Samuel B. Shlesinger                        Senior Vice President                      See Column 2; Director and Senior
                                                                                        Vice President, EVLICO; Chairman,
                                                                                        President and Chief Executive Officer,
                                                                                        Colorado; Vice President, HRT.

*Richard V. Silver                           Senior Vice President and Deputy           See Column 2; prior thereto,
                                             General Counsel                            Senior Vice President and
                                                                                        Associate General Counsel (until
                                                                                        November 1996); Vice President and
                                                                                        Chief Compliance Officer (January 1995
                                                                                        to June 1996); Director, EQF, also
                                                                                        President, and Chief Operating Officer
                                                                                        (until January 1995).

Jose Suquet                                  Executive Vice President and Chief         See Column 2; Director, EVLICO
787 Seventh Avenue                           Agency Officer                             (January 1995 to present).
New York, New York 10019

Stanley B. Tulin                             Senior Executive Vice President and        See Column 2; prior thereto,
787 Seventh Avenue                           Chief Financial Officer                    Chairman, Insurance Consulting and
New York, New York 10019                                                                Actuarial Practise, Coopers &
                                                                                        Lybrand (until April 1996);
                                                                                        Executive Vice President, EQ (May
                                                                                        1996 to present).
37189


Item 30.      Persons Controlled by or Under Common Control with the Insurance
              ----------------------------------------------------------------
              Company or Registrant
              ---------------------

              Separate Account Nos. 3, 4, 10, 13, and 51 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

              The largest stockholder of the Holding Company is AXA-UAP. At January 31, 1997, AXA-UAP beneficially owned approximately 63.9% of the Holding Company's outstanding common stock plus convertible preferred stock. Under its investment arrangements with Equitable Life and the Holding Company, AXA-UAP is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable life. AXA-UAP, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

  Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (44.1%) (See Addendum B(1) for subsidiaries)

  The Equitable Life Assurance Society of the United States (1859) (New York
  (a)(b)

     The Equitable of Colorado, Inc. (l983) (Colorado)

     EVLICO, INC. (1995) (Delaware)

     EVLICO East Ridge, Inc. (1995) (California)

     GP/EQ Southwest, Inc. (1995) (Texas) (5.885%)

     Franconom, Inc. (1985) (Pennsylvania)

     Frontier Trust Company (1987) (North Dakota)

     Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

     Equitable Deal Flow Fund, L.P.

       Equitable Managed Assets (Delaware)

     EREIM LP Associates (99%)

       EML Associates, L.P. (19.8%)

     Alliance Capital Management L.P. (2.71% limited partnership interest)

     ACMC, Inc. (1991) (Delaware)(s)

       Alliance Capital Management L.P. (1988) (Delaware) (49.09% limited partnership interest)

     EVCO, Inc. (1991) (New Jersey)

     EVSA, Inc. (1992) (Pennsylvania)

     Prime Property Funding, Inc. (1993) (Delaware)

     Wil Gro, Inc. (1992) (Pennsylvania)

     Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

 (a) Registered Broker/Dealer       (b) Registered Investment Advisor

   Donaldson Lufkin & Jenrette, Inc.
   The Equitable Life Assurance Society of the United States (cont.)

     Fox Run Inc. (1994) (Massachusetts)

     STCS, Inc. (1992) (Delaware)

     CCMI Corporation (1994) (Maryland)

     FTM Corporation (1994) (Maryland)

     HVM Corporation (1994) (Maryland)

     Equitable BJVS, Inc. (1992) (California)

     Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

     GP/EQ Southwest, Inc. (1995) (Texas) (94.132%)

     Camelback JVS, Inc. (1995) (Arizona)

     ELAS Realty, Inc. (1996) (Delaware)

     Equitable Realty Assets Corporation (1983) (Delaware)

     100 Federal Street Realty Corporation (Massachusetts)

     Equitable Holding Corporation (1985) (Delaware)

       EQ Financial Consultants, Inc. (formerly Equico Securities, Inc.) (l97l) (Delaware) (a) (b)

       ELAS Securities Acquisition Corp. (l980) (Delaware)

       100 Federal Street Funding Corporation (Massachusetts)

       EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

         Equitable Casualty Insurance Company (l986) (Vermont)

         EREIM LP Corp. (1986) (Delaware)

           EREIM LP Associates (1%)

             EML Associates (.02%)

         Six-Pac G.P., Inc. (1990) (Georgia)

         Equitable Distributors, Inc. (1988) (Delaware) (a)

 (a) Registered Broker/Dealer       (b) Registered Investment Advisor

   Donaldson Lufkin & Jenrette, Inc.
   The Equitable Life Assurance Society of the United States (cont.)
     Equitable Holding Corporation (cont.)

         Equitable JVS, Inc. (1988) (Delaware)

           Astor/Broadway Acquisition Corp. (1990) (New York)

           Astor Times Square Corp. (1990) (New York)

           PC Landmark, Inc. (1990) (Texas)

           Equitable JVS II, Inc. (1994) (Maryland)

           EJSVS, Inc. (1995) (New Jersey)

       Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
           EHC) (Delaware) (36.1%) (See Addendum B(1) for subsidiaries)

       JMR Realty Services, Inc. (1994) (Delaware)

       Equitable Structured Settlement Corporation (1996) (Delaware)

       Equitable Investment Corporation (l97l) (New York)

         Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

         Equitable JV Holding Corporation (1989) (Delaware)

         Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

         Equitable Capital Management Corporation (l985) (Delaware) (b)

           Alliance Capital Management L.P. (1988) (Delaware) (14.67% limited partnership interest)

         EQ Services, Inc. (1992) (Delaware)

         Equitable Agri-Business, Inc. (1984) Delaware

         Equitable Real Estate Investment Management, Inc. (l984) (Delaware) (b) (See Addendum B(3) for subsidiaries)

 (a) Registered Broker/Dealer       (b) Registered Investment Advisor

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                             ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDING CORPORATION
                       HAVING MORE THAN FIVE SUBSIDIARIES
                  --------------------------------------------



EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988) (Massachusetts) EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES
                  --------------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

       Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware)
       (a) (b)
          Wood, Struthers & Winthrop Management Corp. (1985) (Delaware) (b) Autranet, Inc. (1985) (Delaware) (a)
       DLJ Real Estate, Inc.
       DLJ Capital Corporation (b)
       DLJ Mortgage Capital, Inc. (1988) (Delaware)
          Column Financial, Inc. (1993) (Delaware) (50%)

Alliance Capital Management Corporation (as general partner) (b)has the following subsidiaries:

       Alliance Capital Management L.P. (1988) (Delaware) (b)
          Alliance Capital Management Corporation of Delaware, Inc. (Delaware) Alliance Fund Services, Inc. (Delaware) (a)
          Alliance Fund Distributors, Inc. (Delaware) (a)
          Alliance Capital Oceanic Corp. (Delaware)
          Alliance Capital Management Australia Pty. Ltd. (Australia)
          Meiji - Alliance Capital Corp. (Delaware) (50%)
          Alliance Capital (Luxembourg) S.A. (99.98%)
          Alliance Eastern Europe Inc. (Delaware)
          Alliance Barra Research Institute, Inc. (Delaware) (50%)
          Alliance Capital Management Canada, Inc. (Canada) (99.99%)
          Alliance Capital Management (Brazil) Llda
          Alliance Capital Global Derivatives Corp. (Delaware)
          Alliance International Fund Services S.A. (Luxembourg)
          Alliance Capital Management (India) Ltd. (Delaware)
          Alliance Capital Mauritius Ltd.
          Alliance Corporate Finance Group, Incorporated (Delaware)
             Equitable Capital Diversified Holdings, L.P. I
             Equitable Capital Diversified Holdings, L.P. II
          Curisitor Alliance L.L.C. (Delaware)
             Curisitor Holdings Limited (UK) Alliance Capital Management (Japan), Inc.
             Alliance Capital Management (Asia) Ltd.
             Alliance Capital Management (Turkey), Ltd. Cursitor
             Alliance Management Limited (UK)

(a) Registered Broker/Dealer       (b) Registered Investment Advisor

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                              ADDENDUM B - (CONT.)
                             INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

Equitable Real Estate Investment Management, Inc. (b) has the following subsidiaries:

  Equitable Realty Portfolio Management, Inc. (1984) (Delaware)
       EQK Partners (100% general partnership interest)
  Compass Management and Leasing Co. (formerly EREIM, Inc.) (1984) (Colorado) Equitable Real Estate Capital Markets, Inc. (1987) (Delaware)(a)
  EPPNLP Corp. (1987) (Delaware)
  Equitable Pacific Partners Corp. (1987) (Delaware)
       Equitable Pacific Partners Limited Partnership
  EREIM Managers Corp. (1986) (Delaware)
       ML/EQ Real Estate Portfolio, L.P.
            EML Associates, L.P. (80%)
  Compass Retail, Inc. (1990) (Delaware)
  Compass Management and Leasing, Inc. (1991) (Delaware)
       CJVS, Inc. (1994) (California)
       Compass Cayman (1996) (Cayman Islands)
       Compass Management and Leasing (UK) Limited
  Column Financial, Inc. (1993) (Delaware) (50%)
  Buckhead Strategic Corp. (1994) (Delaware)
       Buckhead Strategic Fund, L.P.
            BH Strategic Co. I, L.P.
            BH Strategic Co. II, L.P.
            BH Strategic Co. III, L.P.
            BH Strategic Co. IV, L.P.
  Community Funding, Inc. (1994) (Delaware)
       Community Mortgage Fund, L.P. (1994) (Delaware)
  Buckhead Strategic Corp., II (1995) (Delaware)
       Buckhead Strategic Fund L.P. II
            Buckhead Co. I, L.P.
            Buckhead Co. II, L.P.
            Buckhead Co. III, L.P.
                  HYDOC, L.L.C.
                  Headwind Holding Corp.
            Buckhead Co. IV, L.P.
            Tricon Corp.
                  Tricon, L.P.
  Equitable Real Estate Hyperion Capital Advisors LLC (1995)
   (Delaware)

(a) Registered Broker/Dealer       (b) Registered Investment Advisor

                                 AXA GROUP CHART
The information listed below is dated as of January 1, 1996; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.

                 AXA INSURANCE AND REINSURANCE BUSINESS HOLDING

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Axa Assurances Iard                                France                  96.9%

Axa Assurances Vie                                 France                  100% by Axa and Uni Europe Vie

Uni Europe Assurance                               France                  100% by Axa and Axa Assurances Iard

Uni Europe Vie                                     France                  99.3% by Axa and Axa Assurances Iard

Alpha Assurances Vie                               France                  100%

Axa Direct                                         France                  100%

Direct Assurances Iard                             France                  100% by Axa Direct

Direct Assurance Vie                               France                  100% by Axa Direct

Axa Direkt Versicherung A.G.                       Germany                 100% owned by Axa Direct

Axiva                                              France                  90.3%

Defense Civile                                     France                  95%

Societe Francaise d'Assistance                     France                  51.2% by Axa Assurances Iard

Monvoisin Assurances                               France                  99.92% by different companies and Mutuals

Societe Beaujon                                    France                  100%

Lor Finance                                        France                  99.9%

Jour Finance                                       France                  100% by different companies

Compagnie Auxiliaire pour le Commerce et           France                  100% by Societe Beaujon
l'Industrie

C.F.G.A.                                           France                  99.96% owned by the mutuals and Finaxa

Saint Bernard Diffusion                            France                  89.9%

Sogarep                                            France                  95%, (100% with the mutuals)

Argovie                                            France                  100% by Axiva and SCA Argos

Finargos                                           France                  66.4% owned by Axiva

Astral                                             France                  100% by Uni Europe Assurance

Argos                                              France                  N.S.

Finaxa Belgium                                     Belgium                 100%

Axa Belgium                                        Belgium                 18.5% by Axa(SA) and 72.5% by Finaxa Belgium

De Kortrijske Verzekering                          Belgium                 99.8%



COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Juris                                              Belgium                 100%

Finaxa Luxembourg                                  Luxembourg              100%

Axa Assurance IARD Luxembourg                      Luxembourg              99.4%

Axa Assurance Vie Luxembourg                       Luxembourg              99.4%

Axa Aurora                                         Spain                   50%

Aurora Polar SA de Seguros y Reaseguros            Spain                   99.8% owned by Axa Aurora

Axa Vida SA de Seguros y Reaseguros                Spain                   99.8% owned by Axa Aurora

Axa Gestion de Seguros y Reaseguros                Spain                   100% owned by Axa Aurora

Axa Assicurazioni                                  Italy                   100%

Eurovita                                           Italy                   30% owned by Axa Assicurazioni

Axa Equity & Law plc                               U.K.                    99.9%

Axa Equity & Law Life Assurance Society            U.K.                    100% by Axa Equity & Law plc

Axa Equity & Law International                     U.K.                    100% owned by Axa Equity & Law plc

Axa Equity & Law Levensverzekeringen               Netherlands             100% by Axa Equity & Law plc

Axa Insurance                                      U.K.                    100%

Axa Global Risks                                   U.K.                    100% by Axa and Uni Europe Assurance

Axa U.K.                                           U.K.                    100%

Axa Canada                                         Canada                  100%

Boreal Insurance                                   Canada                  100% owned by AXA Canada

Axa Assurances Inc.                                Canada                  100% owned by Axa Canada

Axa Insurance Inc.                                 Canada                  100% owned by Axa Canada

Anglo Canada General Insurance Cy                  Canada                  100% owned by Axa Canada

Axa Pacific Insurance                              Canada                  100% by Boreal Insurance

Boreal Assurances Agricoles                        Canada                  100% by Boreal Insurance



COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Sime Axa Berhad                                    Malaysia                30%

Axa Sime Investment Holdings Pte Ltd               Singapore               50%

Axa Sime Assurance                                 Hong Kong               100% owned by Axa Sime Invt. Holdings Pte Ltd

Axa Sime Assurance                                 Singapore               100% owned by Axa Sime Invt Holdings Pte Ltd

Axa Life Insurance                                 Hong Kong               100%

PT Asuransi Axa Indonesia                          Indonesia               80%

Equitable Cies Incorp.                             U.S.A.                  60.6% owned by Axa, 44.4% Financiere 45,
                                                                           3.8%, Lorfinance 7.6% and Axa Equity & Law
                                                                           Life Association Society 4.8%

Equitable Life Assurance of the USA                U.S.A.                  100% owned by Equitable Cies Inc.

National Mutual Holdings Ltd                       Australia               51%

The National Mutual Life Association of            Australia               100% owned by National Mutual Holdings Ltd
Australasia Ltd

National Mutual International Pty Ltd                                      74% owned by National Mutual Holdings Ltd
                                                                           and 26% by The National Mutual Life
                                                                           Association of Australasia

National Mutual (Bermuda) Ltd                      Australia               100% owned by National Mutual International Pty Ltd

National Mutual Asia Ltd                           Bermudas                54% owned by National Mutual (Bermuda) Ltd
                                                                           and 20% by Delta Ltd

National Mutual Funds Management (Global) Ltd      Australia               100% owned by National Mutual Holdings Ltd

National Mutual Funds Management North             USA                     100% owned by National Mutual Funds
America Holdings Inc.                                                      Management (Global) Ltd

Australian Casualty & Life Ltd                     Australia               100% owned by National Mutual Holdings Ltd

National Mutual Health Insurance Pty Ltd           Australia               100% owned by National Mutual Holdings Ltd

Axa Reassurance                                    France                  100%

Axa Re Finance                                     France                  100% owned by Axa Reassurance

Axa Re Vie                                         France                  100% owned by Axa Reassurance

Axa Cessions                                       France                  100%

Abeille Reassurances                               France                  100% owned by Axa Reassurance

Axa Re Mexico                                      Mexico                  100% owned by Axa Reassurance



COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Axa Re Asia                                        Singapore               100% owned by Axa Reassurance

Axa Re U.K. Plc                                    U.K.                    100% owned by Axa Re U.K. Holding

Axa Re U.K. Holding                                U.K.                    100% owned by Axa Reassurance

Axa Re U.S.A.                                      U.S.A.                  100% owned by Axa America

Axa America                                        U.S.A.                  100% owned by Axa Reassurance

International Technology                           U.S.A.                  80% owned by Axa America
Underwriters Inc.(INTEC)

Axa Re Life                                        U.S.A.                  100% owned by Axa Re Vie

C.G.R.M.                                           Monaco                  100% by Axa Reassurance

Axa Life Insurance                                 Japan                   100% owned by Axa

Dongbu Axa Life Insurance Co Ltd                   Korea                   50%

Axa Oyak Hayat Sigota                              Turkey                  60%

Oyak Hayat Sigorta                                 Turkey                  11%


                             AXA FINANCIAL BUSINESS


COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Compagnie Financiere de Paris (C.F.P.)             France                  96.9%, (100% with the Mutuals)

Axa Banque                                         France                  98.7% owned by C.F.P.

Financiere 78                                      France                  100% owned by C.F.P.

Axa Credit                                         France                  65% owned by C.F.P.

Axa Gestion Interessement                          France                  100% owned by C.F.P.

Compagnie Europeenne de Credit (C.E.C.)            France                  100% owned by C.F.P.

Fidei                                              France                  20.7% owned by C.F.P. and 10.8% by Axamur

Meeschaert Rousselle                               France                  100% owned by Financiere 78

M R Futures SNC                                    France                  59% by Meeschaert Rousselle

Opale Derivee Bourse                               France                  89.4% by M.R. Futures and Meeschaert Rousselle

Anjou Courtage                                     France                  70% owned by Meeschaert Rousselle

Axiva Gestion                                      France                  100% owned by Axiva

Juri Creances                                      France                  100% by different companies

Societe de Placements Selectionnes S.P.S.          France                  99.3% with the Mutuals

Presence et Initiative                             France                  73% with the Mutuals

Vamopar                                            France                  100% owned by Societe Beaujon

Financiere Mermoz                                  France                  100%

Axa Asset Management Europe                        France                  100%

Axa Asset Management Partenaires                   France                  100% owned by Axa Asset Management Europe

Axa Asset Management Conseils                      France                  100% owned by Axa Asset Management Europe

Axa Asset Management Distribution                  France                  100% owned by Axa Asset Management Europe

Axa Equity & Law Home Loans                        U.K.                    100% owned by Axa Equity & Law

Axa Equity & Law Commercial Loans                  U.K.                    100% owned by Axa Equity & Law



COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Alliance Capital Management                        U.S.A.                  59% held by ELAS

Donaldson Lufkin & Jenrette                        U.S.A.                  36.1% owned by ELAS and 44.1% by Equitable Cies Inc.

Cogefin                                            Luxembourg              100% owned by Axa Belgium

Soflinter                                          Belgium                 100% owned by Axa Belgium

Financiere 45                                      France                  99.6%

Mofipar                                            France                  99.76% owned by Societe Beaujon

ORIA                                               France                  100% owned by Axa Millesimes

Axa Oeuvres d'Art                                  France                  100% by the Mutuals

Axa Cantenac Brown                                 France                  100%

Colisee Acti Finance 1                             France                  100% owned by Societe Beaujon

Colisee Acti Finance 2                             France                  100% owned by Axa Assurances Iard Mutuelle

Participations 2001                                France                  100% owned by Societe Beaujon

Finalor                                            France                  100% owned by Societe Beaujon


                            AXA REAL ESTATE BUSINESS

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
C.I.P.M.                                           France                  97.6% with the Mutuals

Fincosa                                            France                  100% owned by C.I.P.M.

Prebail                                            France                  100% owned by Societe Beaujon and C.F.P.

Axamur                                             France                  100% by different companies and mutuals

Parigest                                           France                  100% by the Mutuals, C.I.P.M. and Fincosa

Parimmo                                            France                  100% by the insurance companies and the mutuals

S.G.C.I.                                           France                  100% with the Mutuals

Transaxim                                          France                  99.4% owned by S.G.C.I.

Compagnie Parisienne de Participations             France                  100% owned by S.G.C.I.

Monte Scopeto                                      France                  100% owned by C.P.P.

Matipierre                                         France                  100% by different companies

Securimmo                                          France                  87% by different companies and mutuals

Paris Orleans                                      France                  99.9% by different companies

Colisee Bureaux                                    France                  99.4% by different companies

Colisee Premiere                                   France                  99.9% by different companies

Colisee Laffitte                                   France                  99.8% by Colisee Bureaux

Carnot Laforge                                     France                  100% by Colisee Premiere

Parc Camoin                                        France                  100% by Colisee Premiere

Delta Point du Jour                                France                  100% owned by Matipierre

Paroi Nord de l'Arche                              France                  100% owned by Matipierre

Falival                                            France                  100% owned by Axa Reassurance

Compagnie du Gaz d'Avignon                         France                  99% owned by Axa Assurances Iard

Ahorro Familiar                                    France                  40.1% owned by Axa Assurances Iard

Fonciere du Val d'Oise                             France                  100% owned by C.P.P.

Sodarec                                            France                  99.9% owned by C.P.P.

Centrexpo                                          France                  99.9% owned by C.P.P.



COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Fonciere de la Vile du Bois                        France                  99.6% owned by Centrexpo

Colisee Seine                                      France                  97.4% by different companies

Translot                                           France                  99.9% by SGCI

S.N.C. Dumont d'Urville                            France                  100% owned by Colisee Premiere

Colisee Participations                             France                  100% by SGCI

Colisee Federation                                 France                  100% by SGCI

Colisee Saint Georges                              France                  100% by SGCI

Drouot Industrie                                   France                  50% by SGCI

Colisee Vauban                                     France                  99.7% by Matipierre

Fonciere Colisee                                   France                  98.9% by Matipierre

Axa Pierre S.C.I.                                  France                  97.6% owned by different companies and Mutuals

Axa Millesimes                                     France                  77.8% owned by AXA and the Mutuals

Chateau Suduirault                                 France                  100% owned by Axa Millesimes

Diznoko                                            Hongrie                 100% owned by Axa Millesimes

Compagnie Fonciere Matignon                        France                  100% by different companies and Mutuals

Equitable Real Estate Investment                   U.S.A.                  100% owned by ELAS

Quinta do Noval Vinhos S.A.                        Portugal                99.9% owned by Axa Millesimes


                               OTHER AXA BUSINESS


COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
A.N.F.                                             France                  95.4% owned by Finaxa

SCOR                                               France                  10.1% owned by Axa Reassurance

Campagnie du Cambodge                              France                  23% owned by A.N.F.

Lucia                                              France                  20.6% owned by Axa Assurance Iard and 8.6%
                                                                           by the mutuals

Rubis et Cie                                       France                  12.7% owned by Uni Europe Assurance

Schneider S.A.                                     France                  10%

Eurofin                                            France                  31.6% owned by Compangie Financiere de Paris


                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                                      NOTES
                                      -----


1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3.  All ownership interests on the chart are 100% common stock ownership except:
    (a) The Equitable Companies Incorporated's 44.1% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holding Corporation's 36.1% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.;
    (e) Treasurer Robert L. Bennett's 20% interest in Compass Management and Leasing Co. (formerly EREIM, Inc.); and (f) DLJ Mortgage Capital's and Equitable Real Estate's respective ownerships, 50% each in Column Financial, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                               The Equitable Funds
                             The Hudson River Trust
                                Separate Accounts

6.  This chart was last revised on January 1, 1997.

Item 31.      Number of Contractowners
              ------------------------

              As of January 31, 1997 there were 3,218 owners of qualified and non-qualified RIA Contracts offered by the registrant.


Item 32.      Indemnification
              ---------------

              (a) Indemnification of Principal Underwriter: to the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equitable undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director or officer of Equitable.

              (b) Undertaking: insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 33.      Business and Other Connections of Investment Adviser
              ----------------------------------------------------

              The Equitable Life Assurance Society of the United States ("Equitable Life") acts as the investment manager for Separate Account Nos. 3, 4, 10, 13 and 51. In providing these services to the Separate Accounts, Equitable Life uses the personnel and facilities of Alliance Capital Management L.P. ("Alliance"), a publicly-traded limited partnership, that is indirectly majority-owned by Equitable Life, to provide personnel and facilities for portfolio selection and transaction services. Alliance recommends the securities investments to be purchased and sold for Separate Account Nos. 3, 4, 10, 13 and 51 and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with Equitable Life. Both Equitable Life and Alliance are registered investment advisers under the Investment Advisers Act of 1940.

              Information regarding the directors and principal officers of Equitable is provided in Item 29 of this Part C and is incorporated herein by reference.

              Set forth below is certain information regarding the directors and principal officers of Alliance Capital Management Corporation. The business address of the Alliance persons whose names are preceded by an asterisk is 1345 Avenue of the Americas, New York, New York 10105.


                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
----------------                            -------------                         ---------------------
DIRECTORS
---------

*Dave H. Willams                            Director, Chairman of the Board       See Column 2.  Director - The
                                            and Chief Executive Officer           Equitable Life Assurance Society of
                                                                                  the United States ("Equitable") and
                                                                                  The Equitable Companies
                                                                                  Incorporated ("EQ").

Luis Javier Bastida                         Director                              Chief Financial Officer and a
Banco Bilbao Vizcaya                                                              member of the Executive Committee
Gran Via 1                                                                        of Banco Bilbao Vizcaya.
Planta 16 48001
Bilbao, Spain

Claude Bebear                               Director                              Chairman and Chief Executive
AXA S.A.                                                                          Officer, AXA, and various positions
23, Avenue Matignon                                                               with AXA affiliated companies;
75008 Paris, France                                                               Director, EQ and Chairman (February
                                                                                  1996 to present); Director,
                                                                                  Donaldson, Lufkin & Jenrette
                                                                                  ("DLJ") (February 1996 to present),
                                                                                  Equitable, and Equitable Real
                                                                                  Estate Investment Management, Inc.
                                                                                  ("Equitable Real Estate") (March
                                                                                  1996 to present); (Director of the
                                                                                  following non-AXA affiliated
                                                                                  companies: Schneider S.A., Societe
                                                                                  Generale, SOVAC and
                                                                                  Rhone-Poulenc, S.A.;



                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
------------------                          -------------                         ---------------------
Bebear cont.                                                                      Member of Supervisory Board,
                                                                                  Compagnie Financiere de Paribas and
                                                                                  Member of the General Counsel of
                                                                                  Assicurazioni Generali S.p.A.

James M. Benson                             Director                              Director, President and Chief
The Equitable Life                                                                Executive Officer, Equitable; Prior
  Assurance Society                                                               thereto, President, Chief Operating
  of the U.S.                                                                     Officer and Director, (until
787 Seventh Avenue                                                                February 1996); Director and Senior
New York, NY 10019                                                                Vice President, EQ; Director,
                                                                                  President and Chief Operating Officer,
                                                                                  Equitable Variable Life Insurance
                                                                                  Company ("EVLICO"), Director, AXA Re
                                                                                  Life Insurance Company (January 1995
                                                                                  to present), and The National Mutual
                                                                                  Life Association of Australasia
                                                                                  (September 1995 to present),
                                                                                  (Director, Health Plans, Inc.).

*Bruce W. Calvert                           Director, Vice Chairman, and          See Column 2.
                                            Chief Investment Officer



                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
------------------                          -------------                         ---------------------
*John D. Carifa                             Director, President and Chief         See Column 2. Chief Financial
                                            Operating Officer                     Officer until December, 1994.

Henri de Castries                           Director                              Executive Vice President -
AXA                                                                               Financial Services and Life
23, Avenue Matignon                                                               Insurance Activities, AXA and
75008, Paris, France                                                              various positions with AXA
                                                                                  affiliated companies; Director, EQ
                                                                                  (May 1994 to present) and Vice
                                                                                  Chairman (February 1996 to present);
                                                                                  Director, Equitable Real Estate, DLJ,
                                                                                  and Equitable; (Director, France
                                                                                  Telecom).

Kevin C. Dolan                              Director                              Senior Vice President -
AXA                                                                               AXA
23, Avenue Matignon
75008, Paris, France

Dennis Duverne                              Director                              Senior Vice President,
AXA                                                                               International Life of AXA.
23, Avenue Matignon
75008, Paris, France

Alfred Harrison                             Director, Vice Chairman               See Column 2.
Alliance Capital
  Management L.P.
3600 Piper Jaffray Tower
Minneapolis, MN 55402



                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
------------------                          -------------                         ---------------------
Jean-Pierre Hellebuyck                      Director                              Chief Investment Officer - AXA;
AXA - Gestion des Actifs                                                          Director - AXA Reassurance France,
40, rue de Colisee                                                                AXA Reinsurance UK Plc, AXA
Paris, France 75008                                                               Reinsurance Company, Equity & Law
                                                                                  Plc, Equity & Law Investment
                                                                                  Managers Ltd., Equity & Law
                                                                                  Fondsmanagement GmbH, Europhenix
                                                                                  Management Company and Societe Des
                                                                                  Bourses Francaises.

Benjamin D. Holloway                        Director                              Consultant to Tishman/Speyer,
Continental Companies                                                             Edward Debartolo and The
3250 Mary Street                                                                  Continental Companies.  Director -
Miami, Florida 33133                                                              Rockefeller Center Properties,
                                                                                  Inc.; Chairman - Duke University
                                                                                  Management Corporation.


                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
------------------                          -------------                         ---------------------
Joseph J. Melone                            Director                              Director, President and Chief
The Equitable Life                                                                Executive Officer, EQ (February
  Assurance Society                                                               1996 to present); prior thereto
  of the U.S.                                                                     February 1996); Chairman of the
787 Seventh Avenue                                                                Board and Director - Equitable;
New York, NY 10019                                                                prior thereto, Chief Executive; Officer
                                                                                  (until February 1996); Chairman,
                                                                                  President, and Chief Executive Officer,
                                                                                  Equitable Investment Corporation
                                                                                  (September 1994 to present), Chairman
                                                                                  and Chief Executive Officer and
                                                                                  Director, EVLICO; Director, Equitable
                                                                                  Capital Management Corporation
                                                                                  ("ECMC"), DLJ, and Equitable Real
                                                                                  Estate, AXA Equity & Law (Director,
                                                                                  Foster-Wheeler Corporation and AT&T
                                                                                  Capital Corporation).

Peter D. Noris                              Director                              Executive Vice President and Chief
The Equitable Life                                                                Investment Officer (July 1995 to
  Assurance Society                                                               present); prior thereto Vice
  of the U.S.                                                                     President Manager, Investment
787 Seventh Avenue                                                                Strategies Group, Salomon Brothers,
New York, NY 10019                                                                Inc. (Until May 1995); Director and
                                                                                  Senior Vice President, EVLICO (June
                                                                                  1995 to present); Director, Equitable
                                                                                  Real Estate (July 1995 to present).



                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
------------------                          -------------                         ---------------------
*Frank Savage                               Director                              Chairman of Alliance Capital
                                                                                  Management International;
                                                                                  Chairman of ACFG; Chairman of ECMC
                                                                                  Director - Lockheed Corporation,
                                                                                  and ARCO Chemical Corporation.

Jerry M. de St. Paer                        Director                              Senior Executive Vice President and
The Equitable Life                                                                Chief Financial Officer, Equitable;
  Assurance Society                                                               prior thereto, Executive Vice
  of the U.S.                                                                     President (until February 1996)
787 Seventh Avenue                                                                Executive Vice President and Chief
New York, NY 10019                                                                Financial Officer, EQ; Director,
                                                                                  EVLICO, DLJ, and Equitable Real
                                                                                  Estate; National Mutual Asia Limited
                                                                                  (December 1995 to present), and AXA RE
                                                                                  Life Insurance Company (June 1995 to
                                                                                  present); Director, Chairman,
                                                                                  President, and Chief Executive
                                                                                  Officer, ECMC; Director, and Executive
                                                                                  Vice President, and Chief Operating
                                                                                  Officer, Equitable Investment
                                                                                  Corporation; Vice President, Equitable
                                                                                  JV Holding Corp.; Senior Investment
                                                                                  Officer, EVLICO (April 1995 to
                                                                                  present); Member, Advisory Board,
                                                                                  Peter Wodtke (U.K.) and Peter Wodtke
                                                                                  (U.S.) (Director, Economic Services
                                                                                  Corporation and Nicos Seimei Hoken
                                                                                  (formerly Equitable Seimei Hoken)).




                                            POSITIONS AND                         PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                          OFFICES WITH                          (AND OTHER POSITIONS)
BUSINESS ADDRESS                            ALLIANCE                              WITHIN PAST 2 YEARS
------------------                          -------------                         ---------------------
Madelon DeVoe Talley                        Director                              Investment Consultant, Governor,
876 Park Avenue                                                                   National Association of Securities
New York, NY 10021                                                                Dealers; Vice Chairman, W.P. Carey
                                                                                  & Co.; Director, Corporate Property
                                                                                  Associates.

*Reba White Williams                        Director                              Director of Special Projects for
                                                                                  ACMC.

*David R. Brewer                            Senior Vice President and             See Column 2.
                                            General Counsel

*Robert H. Joseph, Jr.                      Senior Vice President & Chief         See Column 2.  Prior thereto,
                                            Financial Officer                     Senior Vice President - Finance
                                                                                  (January 1994 to December 1994);
                                                                                  Senior Vice President and
                                                                                  Controller (until January 1994)


Item 34.      Principal Underwriters
              ----------------------

              (a) EQ Financial Consultants, Inc. ("EQF") (formerly Equico Securities, Inc.), a wholly-owned subsidiary of Equitable, is the principal underwriter and depositor for its Separate Account A, Separate Account No. 301, Separate Account I and Separate Account FP. EQF's principal business address is 1755 Broadway, New York, NY 10019.

              (b) See Item 29 of this Part C, which is incorporated herein by reference.


Item 35.      Location of Accounts and Records
              --------------------------------

              The Equitable Life Assurance Society of the United States 135 West 50th Street
              New York, New York 10020


Item 36.      Management Services
              -------------------

              Not applicable.


Item 37.      Undertakings
              ------------

              Although this is not an initial registration statement requiring the undertakings pursuant to Item 37, the Registrant hereby undertakes the following:

              (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

              (b) to include (1) as part of its applications to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

              (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


13527/AFR_1
13531/AFV_1
13533/AFX_1

                                   SIGNATURES


         As required by the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf, in the City and State of New York on this 6th day of March, 1997.

                                            THE EQUITABLE LIFE ASSURANCE SOCIETY
                                                            OF THE UNITED STATES
                                              (Registrant and Insurance Company)


                                            By:  /s/ Maureen K. Wolfson
                                                 ------------------------------
                                                     Maureen K. Wolfson
                                                        Vice President


         As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

James M. Benson                         President, Chief Executive Officer
                                        and Director

William T. McCaffrey                    Senior Executive Vice President,
                                        Chief Operating Officer and Director

Joseph J. Melone                        Chairman of the Board and Director

PRINCIPAL FINANCIAL OFFICER:

Stanley B. Tulin                        Senior Executive Vice President and
                                        Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel                   Senior Vice President and Controller
---------------------
Alvin H. Fenichel
March 6, 1997


DIRECTORS:
Claude Bebear                    Jean-Rene Fourtou                  Winthrop Knowlton
James M. Benson                  Norman C. Francis                  Arthur L. Liman
Christopher J. Brocksom          Donald J. Greene                   George T. Lowy
Francoise Colloc'h               John T. Hartley                    William T. McCaffrey
Henri de Castries                John H.F. Haskell, Jr.             Joseph J. Melone.
Joseph L. Dionne                 Mary R. (Nina) Henderson           Didier Pineau-Valencienne
William T. Esrey                 W. Edwin Jarmain                   George J. Sella, Jr.
                                 G. Donald Johnston, Jr.            Dave H. Williams




By:  /s/ Maureen K. Wolfson
     ------------------------------
         Maureen K. Wolfson
         Attorney-in-Fact
         March 6, 1997

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT NO.                                                                               TAG VALUE
----------                                                                                ---------
 8.    (d)      By-Laws of Equitable, as amended November 21, 1996.                       EX-99.8d BYLAWS

 8.    (e)      Copy of the Restated Charter of Equitable, as amended                     EX-99.8e CHARTER
                January 1, 1997.

12.             Opinion and consent of Hope E. Rosenbaum Werner, Vice President           EX-99.12 LEG OPIN
                and Counsel of Equitable.

13.    (a)      Consent of Price Waterhouse.                                              EX-99.13a ACCT CONS

       (b)      Powers of Attorney.                                                       EX-99.13b POW ATTY

27.             Financial Data Schedule.                                                  EX-27